Form 20-F
period 2025-12-31
TNL Mediagene
filed 2026-04-30
CIK 2013186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____ to _____

Commission file number 001-42424

TNL Mediagene

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

23-2 Maruyamacho Shibuya-ku, Tokyo 150-0044 Japan	4F., No. 88, Yanchang Rd. Xinyi District Taipei City 110 Taiwan

(Address of principal executive offices)

Hiroyuki Terao, Chief Financial Officer

Telephone: +81-(0)3-5784-6742

Email: IR@tnlmediagene.com

23-2 Maruyamacho

Shibuya-ku, Tokyo 150-0044

Japan

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.002 per share	TNMG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 2,556,405 Ordinary Shares outstanding, par value $0.002 per share

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

We effected a 1-for-20 reverse share split on December 22, 2025 (the “Share Consolidation”), and our ordinary shares began trading on a post-consolidation basis on December 23, 2025. Unless noted otherwise, all our ordinary share amounts set forth herein have been adjusted for the Share Consolidation.

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

“Apollo”	means Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd.

“Blue Ocean”	Means Blue Ocean Acquisition Corp.

“Cayman Companies Law”	means the Companies Act (as amended) of the Cayman Islands.

“Earn-Out Shares”	means an aggregate of 136,321 TNL Mediagene Ordinary Shares issued to the holders of Founder Shares in March 2026 in accordance with the Sponsor Lock-Up and Support Agreement, as part of the agreed consideration of the Merger in exchange for the 4,743,750 Founder Shares, as adjusted by the formula based on the Forfeiture Ratio in accordance with the Sponsor Lock-Up and Support Agreement.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“Founder Shares”	means an aggregate of 4,743,750 Blue Ocean Class A Shares issued by Blue Ocean to the Sponsor and certain other investors on June 21, 2024.

“IFRS”	means the IFRS Accounting Standards as issued by the International Accounting Standards Board.

“Initial Note”	means a senior convertible note in the aggregate principal amount of $4,722,222 $(4,250,000 purchase price with an original issue discount of 10%) under the 3i Note SPA we issued and sold to 3i, LP on December 13, 2024. On November 11, 2025, we made the final payment for the Initial Note with the initial principal amount of $4,722,222, and the Initial Note was fully repaid on the same date. For the repayments of the Initial Note, we have made cash payments totaling $1,535,473.45 and payments in shares totaling 500,111 TNL Mediagene Ordinary Shares.

“Merger Agreement”	means the Agreement and Plan of Merger, dated as of June 6, 2023, by and among Blue Ocean, TNL Mediagene, and TNLMG, a Cayman Islands exempted company and wholly-owned subsidiary of TNL Mediagene, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of May 29, 2024 and Amendment No. 2 to the Agreement and Plan of Merger, dated as of October 23, 2024, a copy of each of which is attached to this annual report as Exhibits 4.1, 4.2 and 4.3, respectively. TNL Mediagene completed a merger with Blue Ocean on December 5, 2024 and TNL Mediagene’s ordinary shares began trading on the Nasdaq Capital Market on December 6, 2024. Pursuant to the transactions contemplated by the Merger Agreement. The transactions contemplated by the Merger Agreement are referred to herein collectively as the “Merger”. As a result of the Merger, the shareholders of Blue Ocean became shareholders of TNL Mediagene.

“Nasdaq”	means The Nasdaq Stock Market LLC or Nasdaq Capital Market as the context requires.

“Public Warrants”	means the redeemable warrants of Blue Ocean issued in the Blue Ocean IPO, each entitling its holder to purchase one Blue Ocean Class A Share at an exercise price of $11.50 per share, subject to adjustment.

“Second Note”	means a senior convertible note in the aggregate principal amount of $1,666,667 $(1,500,000 purchase price with an original issue discount of 10%) under the 3i Note SPA we issued and sold to 3i, LP on December 8, 2025

“Securities Act”	means the Securities Act of 1933, as amended.

“Sponsor”	means Blue Ocean Sponsor, LLC.

“Sponsor Lock-Up and Support Agreement”	means an amended and restated letter agreement dated June 6, 2023, by and among Sponsor, Apollo, certain members of Blue Ocean’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean, amended by the Amendment No. 1 to the Sponsor Lock-Up and Support Agreement dated October 23, 2024 by and among Sponsor, Blue Ocean and TNL Mediagene, the Amendment No. 2 to the Sponsor Lock-Up and Support Agreement dated December 3, 2024 by and among Sponsor, Blue Ocean and TNL Mediagene and the Amendment No. 3 to the Sponsor Lock-Up and Support Agreement dated March 18, 2026 by and among Sponsor and TNL Mediagene, a copy of each of which is attached to this registration statement as Exhibits 4.4, 4.5, 4.6 and 4.7, respectively.

“TNL Mediagene”	means TNL Mediagene, a Cayman Islands exempted company, together as a group with its subsidiaries as the context requires

“TNL Mediagene A&R Articles”	means the amended and restated memorandum and articles of association of TNL Mediagene, adopted by special resolution dated December 2, 2025, a copy of which is included as Exhibit 1.1 hereto.

“TNL Mediagene Ordinary Shares”	means ordinary shares of TNL Mediagene with par value of $0.002 per share, quoted on The Nasdaq Capital Market under the symbol “TNMG.”

“TNL Mediagene Warrants”	means the warrants of TNL Mediagene, each whole warrant entitling its holder to purchase one TNL Mediagene Ordinary Share at a price of $230.00 per share, subject to adjustment.

“U.S. Dollars,” “$,” or “US$”	means United States dollars, the legal currency of the United States.

“U.S. GAAP”	means generally accepted accounting principles in the United States.

“3i and Tumim Transactions”	means, collectively, the Securities Purchase Agreement dated November 25, 2024 between TNL Mediagene and 3i, LP (as amended from time to time, the “3i Note SPA”), a copy of which is included as Exhibit 4.8 hereto, the Amendment to the 3i Note SPA, a copy of which is included as Exhibit 4.9 hereto, the Ordinary Share Purchase Agreement dated November 25, 2024 between TNL Mediagene and Tumim Stone Capital, LLC (as amended from time to time, the “Tumim ELOC SPA”), a copy of which is included as Exhibit 4.10 hereto, the First Amendment, Second Amendment and the Third Amendment to the Tumim ELOC SPA, copies of which are included as Exhibits 4.11, 4.12 and 4.13 hereto, respectively, as well as the Initial Note and the Second Note under the 3i Note SPA, the Subsidiary Guarantee under the 3i Note SPA, the 3i Warrant in connection with the Second Note, the 3i Note RRA and the Tumim ELOC RRA, a form of which is included as Exhibit 4.14 hereto, as well as any transactions undertaken pursuant to these agreements.

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

Our primary business operations as well as our primary audience and client base are located in Japan and Taiwan. As such, our business performance, financial condition and results of operations depend largely on the performance of these economies, the outlook for which remains uncertain and involves factors beyond our control. A number of macroeconomic factors may adversely affect the Japanese and Taiwanese economies, such as:

●	the possibility of a regional or global economic recession affecting Japan and Taiwan;

●	uncertainties regarding the monetary policy of central banks in Japan and other countries and the recent change in administration in the United States, including the implementation of new or increased tariffs on imported goods with unknown duration globally, potential renewed inflation in the United States and other countries around the world;

●	unfavorable developments in the exchange rate of the Japanese yen and New Taiwan Dollar and against the currencies of Japan and Taiwan’s major trading partners, including volatility triggered by cross-strait political tensions between Taiwan and China, and the Japanese yen’s continued weakness against the U.S. Dollar and other major currencies;

●	rising rates of inflation in the global economy;

●	instability in the global financial system following the failure of major financial institutions in the United States and other developed economies;

●	the deterioration of political relations between Japan or Taiwan and some of its neighboring countries or any of its major trading partners, such as growing tensions with Russia and China, economic and political tensions between China and the United States including the escalation of issues related to Taiwan, the possibility of renewed conflict between North Korea and South Korea and its allies, ongoing military conflict between Russia and Ukraine, escalating tensions and military conflicts in the Middle East, including the recent military conflict involving Iran, and any act of violence, terrorism, war, armed conflict, or provocation;

●	demographic headwinds in Japan and Taiwan, including population aging, labor shortages and a consequential decline in economic activity; and

●	the effects of ongoing stagnation and decline in the global demand for semiconductors, on which Taiwan’s economy is heavily dependent.

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

Furthermore, any adverse conditions in the Japanese or Taiwanese economies could adversely affect our access to financing, making it more difficult for us to secure potentially necessary financing in the future, to fund operations, to carry out additional acquisitions or our expansion plans, or to make debt service payments to cover interest and principal on our debts and other obligations. The continued disruption to global economic activities including in Japan and Taiwan due to heightened geopolitical instability caused by regional conflicts including the Russian invasion of Ukraine and conflicts in the Middle East, particularly those involving Iran, which have contributed to volatility in global oil and other key commodity prices and may result in shortages and other disruptions in global supply, growing inflationary pressures and tightening of monetary policy by central banks worldwide in response, the recent change in administration in the United States, including the implementation of new or increased tariffs on imported goods with unknown duration globally and the potential renewed inflation in the United States and other countries around the world have resulted in unstable and sluggish credit and capital markets and are expected to have a significant negative influence on overall economic conditions in Japan and Taiwan. The duration and extent of the economic influence of these factors is necessarily uncertain and may lead to further difficulties in securing necessary funds through financing in the future. These same adverse conditions may also affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge our clients commensurately. For example, inflation in the Japan, Taiwan and broader global economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, energy and other key commodities, including due to shortages and other disruptions in global supply, and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases, which, if continued, could materially adversely affect our business, results of operations, financial condition, and liquidity.

Furthermore, uncertain prospects of the overall global economy may lead our advertising and other clients to be conservative in their decision-making and discourage them from spending their resources on advertising and related advertising technology and data analytics services we offer. Adverse economic conditions globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate. Sustained uncertainty about, or worsening of, current global economic conditions, including stagnation in advanced countries, supply chain issues and rising rates of inflation in the global economy, the continued impact of the Russian invasion of Ukraine and conflicts in the Middle East, including Iran, as well as further escalation of geopolitical and trade tensions between the U.S., Japan, Taiwan and China could result in a regional or global economic slowdown and long-term changes to regional or global trade. Any or all of these factors could adversely affect our advertising sales, related advertising technology and data analytics revenues, e-commerce and other revenues, and could materially adversely affect our business, results of operations, financial condition, and liquidity.

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

The markets in which we operate are continuously and rapidly evolving. If these markets develop more slowly or differently than we expect, or we fail to respond successfully to changes in our markets, our business, growth prospects and financial condition could be adversely affected.

Our growth strategy is based on key assumptions regarding industry trends. For example, among others, our strategy is based on our expectations that:

●	digital advertising spend by advertising clients will continue to rise in the East and Southeast Asia region;

●	currently fragmented digital media and advertising ecosystems in the East and Southeast Asia region are ripe for consolidation;

●	advertising clients are moving away from brand advertising based on exposures and are seeking performance advertising that deliver actual purchases, primarily based on return on advertising spend;

●	digital advertising is shifting from display advertising to content marketing;

●	retail media will continue to grow as a component of the digital advertising market, benefiting our technology business;

●	AI-based technology will increasingly be integrated into digital studio, marketing and creative services, and our investment in AI-assisted products and services will generate new revenue opportunities; and

●	demand for integrated digital studio, marketing strategy, creative and market research services in Japan and Taiwan will continue to grow, supporting expansion of our digital studio business.

In addition, changes in user and consumer behavior pose a number of challenges that could adversely affect our revenues and competitive position. For example, among others:

●	we may be unable to develop new digital content and services that consumers find engaging and that achieve a high level of market acceptance;

●	we may introduce new content or services, or make changes to existing content and services, which are not favorably received by our users;

●	we may not be able to adapt quickly enough to the increasing use and importance of AI tools in our industry and by our competitors;

●	there may be changes in sentiment of our users about the quality, usefulness or relevance of our existing content or concerns related to privacy, security or other factors;

●	failure to successfully manage changes implemented by social media platforms, search engines, or news aggregators, including those affecting how our content is prioritized, displayed and monetized, could affect our business; and

●	our audience may increasingly use technology (such as incognito browsing) that decreases our ability to obtain a complete view of the behavior of users that engage with our content.

Our industry and business are subject to rapid and continuous changes in industry trends and technology, evolving client needs and the frequent introduction by our competitors of new and enhanced offerings. Our future success will depend on our ability to continuously enhance and improve our offerings to meet client needs, build our brand, scale our technology capabilities, add functionality to and improve the performance of our advertising and marketing solutions, develop and expand our digital studio business, and develop and commercialize new AI-assisted products and services, while addressing technological and industry advancements. If we are unable to enhance our solutions to meet market demand in a timely manner, we may not be able to maintain our existing clients or attract new clients, and our solutions may become less competitive or obsolete. Our investments in technologies AI-assisted product development may not be successful. These investments may adversely impact our operating results in the near term and there can be no assurance as to our ability to use new and existing technologies to distinguish our content and services from those of our competitors and develop in a timely manner compelling new content and services that respond to changing industry trends and evolving client needs, and may adversely impact our operating results in the near term. There can be no assurance that we will be able to develop and commercialize AI-assisted products and services that achieve market acceptance, or that we will be able to use new technologies to distinguish our offerings from those of our competitors. Addressing recent industry trends, in particular the rise of retail media and performance advertising across our digital studio, technology and media businesses, presents new challenges for us, and we are investing substantial resources to evolve and adapt our businesses, pricing and organization to capture opportunities presented by such new trends in our industry. In particular, our digital studio business faces competition from both established agencies and newer providers of AI-assisted creative and marketing services, and we may not be able to compete successfully against such competitors. If we are not successful in developing and expanding our products and solutions that respond to industry trends and meet our client needs, our business, financial condition and prospects may be adversely affected.

If we are unable to compete effectively with our competitors for users, advertising spend and digital studio client mandates, our business and operating results could be harmed.

Competition for users and engagement with our content, products and services is intense and has increased as a result of rapid technological innovation, including the development and deployment of AI tools. We compete against many companies to attract and engage users, including companies that have greater financial resources and potentially larger user bases, companies that offer a variety of competing Internet and mobile device-based content, products and services, and companies that leverage AI to create, curate, and distribute content more efficiently or at lower cost, or to enhance user engagement and personalization. Our competitors may acquire and engage users at the expense of the growth or engagement of our users, which would negatively affect our business. We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness and reliability of our content compared to that of our competitors;

●	the timing and market acceptance of our content;

●	the continued expansion and adoption of our content;

●	our ability, and the ability of our competitors, to develop new content and enhancements to existing content;

●	our ability, and the ability of our competitors, to attract, develop and retain influencers and creative talent;

●	the frequency, relative prominence and appeal of the advertising displayed by us or our competitors;

●	changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us;

●	our ability to attract, retain and motivate talented employees;

●	the costs of developing and procuring new content, relative to those of our competitors;

●	acquisitions or consolidation within our industry, which may result in more formidable competitors;

●	our reputation and brand strength relative to our competitors; and

●	the extent to which AI technologies, including generative AI and large language models, enable competitors to create, personalize and distribute content more efficiently or at lower cost, or otherwise enhance user acquisition and engagement relative to us.

We also face significant competition for advertiser spend. We compete against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in user/audience fragmentation and increased competition for advertising. In addition, some of our larger digital media competitors have substantially broader content, product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising budgets. The rapid adoption of AI, including the integration of generative AI features into search engines, may further intensify competition for advertiser spend by enabling more efficient content creation, targeting and alternative channels for reaching users. In addition, some of our competitors have substantially broader content, product or service offerings and greater financial resources than we do, and may leverage those advantages to gain additional share of advertising budgets. We may need to continue to innovate and improve the monetization capabilities of our media and branded content and technology businesses in order to remain competitive. We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:

●	the size and composition of our user/audience base relative to those of our competitors;

●	our ad targeting capabilities, and those of our competitors;

●	our ability, and the ability of our competitors, to adapt our model to the increasing power and significance of influencers to the advertising community;

●	the timing and market acceptance of our advertising content and advertising products, and those of our competitors;

●	our marketing and selling efforts, and those of our competitors;

●	the pricing for our advertising products and services relative to those of our competitors;

●	the return our advertisers receive from our advertising products and services, and those of our competitors;

●	our reputation and the strength of our brand relative to our competitors; and

●	the extent to which AI technologies change advertiser behavior, content creation and the allocation of advertising budgets.

We also face significant competition for digital studio client mandates. Our digital studio business competes against full-service advertising agencies, creative studios, integrated marketing firms, and providers of AI-assisted creative and marketing services in Japan and Taiwan. In determining whether to engage us for digital studio services, clients typically consider the quality and breadth of our creative and strategic capabilities, our track record with similar clients and projects, pricing, and the quality of our market research and audience data insights. We are at an early stage of developing AI-assisted products and services within our digital studio business, and more established competitors or new market entrants may develop comparable or superior AI-assisted offerings more quickly than we do, which could adversely affect our competitive position in the digital studio market. We believe that our ability to compete effectively for digital studio client mandates depends upon many factors both within and beyond our control, including:

●	the quality, breadth and innovation of our digital studio service offerings, including AI-assisted services as they are developed;

●	our pricing relative to that of our competitors;

●	our track record and existing client relationships;

●	our ability to integrate our data analytics and media capabilities into differentiated digital studio offerings; and

●	our reputation and brand strength relative to our competitors.

If we are unable to compete effectively for users, advertiser spend or digital studio client mandates for any reason, including those listed above, our business, financial condition, and operating results may be materially and adversely affected.

Our recurring losses from operations, negative working capital and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends in part on improving our operating and financing conditions.

For the fiscal year ended December 31, 2025, we had recurring losses from operations for the year of approximately $49.6 million and net operating cash outflow of $4.9 million as well as negative working capital of $17.5 million and accumulated deficit of $161.8 million as of December 31, 2025. As a result, there is substantial doubt regarding our ability to continue as a going concern, and our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2024 and 2025 include disclosure regarding substantial doubt about our ability to realize our assets and discharge our liabilities in the normal course of business, and to continue as a going concern. Our financial statements were prepared assuming that we will continue as a going concern. The going concern basis of the presentation assumes that we will continue in operation for the foreseeable future and that a material uncertainty exists that we may be able to realize our assets and satisfy our liabilities in the normal course of business. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

Our ability to continue as a going concern is dependent, in part, on our ability to improve our operating conditions and raise additional capital through equity offerings or debt financings. We plan to actively expand our customer base while prudently controlling our various expenses and costs. Our business plans consider, among others, cost management, issuance of ordinary shares and promissory notes and renewal of our loan facilities with financial institutions. Since July 1, 2025, we have raised $1.9 million through issuance and sale of 338,198 Tumim ELOC Shares and $2.2 million through issuance and sale of 300,354 2025 PIPE Shares. In December 2025, we raised $1.5 million through issuance of the Second Note to 3i. In addition, we have consistently maintained a good reputation and banking credit with financial institutions and have obtained approximately $3.9 million in loan facilities from financial institutions, including secured loans and guaranteed loans. Although our management intends to continue to pursue these plans, there can be no assurance that we will be successful in securing additional revenue, managing our costs or obtaining sufficient funding on terms acceptable to us to fund continuing operations. If we cannot continue as a going concern, we may have to limit or cease our operations or liquidate our assets — in which case we may receive less than the value at which those assets are carried on our financial statements. If this occurs it is likely that our shareholders may lose some or all of their investment in us.

We derive a significant portion of our revenue from our relationships with the businesses to whom we provide digital media content and related advertising technology and data analytics services, including advertising and consumer data-related services, marketing services and other services.

A significant portion of our revenue is currently generated from deployment of advertising on our digital media brands. As is common in the industry, our advertisers do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Advertisers may not continue to do business with us, or they may reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives. In addition, the increasing adoption of AI technologies, including large language models integrated into search engines, may change how users discover and access content, potentially reducing referral traffic to our digital media brands and adversely affecting the effectiveness and value of advertising on our platforms.

Further, we need to maintain good relationships with advertisers to provide us with a sufficient inventory of advertisements and offers. Online advertising is an intensely competitive industry. In order for our advertising business to continue to succeed, we need to continue to demonstrate the reach of our audience and the benefit to our advertising partners. Our advertising revenue could be adversely affected by a number of other factors, including:

●	decreases in users and engagement with our various digital media brands;

●	inability to demonstrate the value of our content to advertisers and advertising agencies or inability to measure the value of our content in a manner which advertisers and advertising agencies find useful;

●	inability to increase advertiser demand and/or inventory;

●	inability to help advertisers effectively target ads;

●	inability to improve our analytics and measurement solutions that demonstrate the value of our content;

●	the impact of new technologies that could block or obscure the display of or targeting of our content;

●	decreases in the cost per ad engagement;

●	loss of advertising market share to our competitors;

●	need to enter into revenue sharing arrangements or other partnerships with third parties;

●	adverse legal developments relating to advertising or measurement tools related to the effectiveness of advertising, including legislative and regulatory developments impacting branded content, labeling of advertising, privacy and consent requirements related to sharing of personal information and/or litigation related to any of the foregoing;

●	adverse media reports or other negative publicity involving us or the digital media industry as a whole;

●	changes in the way our ad products are priced;

●	bad debts related to trade credit extended to certain advertisers;

●	the possibility of contractual disputes between advertisers and us;

●	cancellation of certain pre-paid branded advertising orders;

●	the impact of macroeconomic conditions and conditions in the advertising industry in general; and

●	the impact of AI technologies, including large language model summaries generated by AI integrated into search engines, on referral traffic and user engagement.

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

We carry a substantial amount, $24.3 million, of intangible assets including goodwill of $8.7 million on our audited consolidated statements of financial position as of December 31, 2025, as a result of past acquisitions and mergers. Goodwill represents the excess of the total cost of a given acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Our policy is to update the fair value calculation of our reporting units and perform the quantitative goodwill impairment test on a periodic basis.

We incurred an impairment loss on intangible assets including goodwill of $39.2 million in 2025, which was primarily attributable to an impairment loss of $25.5 million recognized against goodwill of Mediagene, fully writing off the remaining goodwill of Mediagene, because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024 and 2025, it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss against goodwill. Furthermore, the historical trading prices for TNL Mediagene Ordinary Shares have varied significantly from a low of approximately $0.84 per share on April 29, 2026 to a high of approximately $340.00 per share on December 6, 2024. If the market price of TNL Mediagene Ordinary Shares is depressed at a level below our current net book value for a sustained period of time, we may recognize impairment losses associated with the depressed market price of TNL Mediagene Ordinary Shares. See “—Risks Related to Ownership of Our Securities—The price of our securities, including TNL Mediagene Ordinary Shares and TNL Mediagene Warrants, may be volatile, and the value of our securities may decline.”

In the event that we incur material goodwill or other intangible assets impairment in the future, our financial condition and results of operations could be negatively affected.

The loss of key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend upon the continued services and performance of our key personnel, most importantly Joey (Tzu-Wei) Chung, Motoko Imada, Richard Lee, and Hiroto Kobayashi. Although we expect to enter into employment and non-competition agreements with our key personnel, their employment with us is at-will. In addition, a significant portion of our media and branded content is custom-made for our business by our personnel. The loss of key personnel, including members of management as well as key engineering, video, editorial, and sales personnel, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. For example, as a public company, we will need to attract and retain personnel to perform additional functions characteristic of a public company. As we mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements, may not be as effective as in the past. If we do not succeed in effectively attracting, hiring and integrating new talented personnel, or retaining and motivating existing personnel, our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

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

The development and use of AI technologies presents both opportunities and risks for our business. Our failure to effectively deploy AI-based tools, or the misuse of AI by third parties, could adversely affect our business and operating results.

The emergence of generative AI tools presents new challenges for our business. Just as the Internet and smartphone technologies transformed the media and advertising industries, generative AI tools have the potential to significantly change the digital media ecosystem in ways that are difficult to predict. We have implemented AI-powered tools, including automated translation and AI-assisted editorial tools, to improve the efficiency of our content production. We are also developing AI-assisted products and services within our digital studio business, which are at an early stage. While we believe our use of AI-based tools enhances our operational efficiency and may create new business opportunities, AI tools in general may further reach similar quality as human produced content, competing directly with our human-produced content at scale with a potentially lower cost. Even in the event that the content generated by AI tools does not reach a level of quality that is comparable with human work, the preferences of our clients and users may shift to place greater value on the price and convenience of AI-generated outputs than they do on its source, quality, or reliability. If our clients and users begin to consume content created by generative AI tools rather than our human produced content, our user numbers and traffic may decrease in size and our perceived value as a provider of digital media and digital studio services may decrease, with a corresponding negative effect on our business.

The potential misuse of generative AI tools may also lead to undermining the value of our content, both in the context of unauthorized use of our content in training of new AI models as well as copycat output produced by generative AI tools. AI tools trained without authorization on our content could, for example, be used by third parties to produce copycat AI content that resembles, and competes for attention with, the content of our digital media brands. Such copycat output might also contain inaccurate or even libelous statements that are falsely attributed to us, causing damage to our reputation. Because AI is an emerging technology, there is not a mature body of law regarding the appropriateness of AI models’ uses of third-party data and content, which may impair the value of our original and acquired content. Further, we may rely on third-party providers for the development and maintenance of our AI tools, which could increase our risk of exposure to security breaches and other disruptions. Uncertainty surrounding AI, including generative AI tools, may require additional investment to develop new approaches to attribute or compensate content creators, which could be costly. The realization of any of these risks could have a material and adverse effect on our business, financial condition and results of operations.

The use of AI tools in our business may cause us brand or reputational harm, competitive harm, or legal liability.

We currently deploy AI-based tools across our operations, including AI-powered data analytics and advertising technology solutions for our advertising clients, AI translation and AI-assisted editorial tools to support our content production, and, beginning in the fourth quarter of 2025, we commenced development of AI-assisted products and services within our digital studio business, and AI tools are now broadly deployed across many of our digital studio client engagements. As with many innovations, AI presents risks that could affect our ability to successfully incorporate AI in our business. For example, our AI algorithms used in data analytics and advertising technology products and services may be flawed and not achieve sufficient levels of accuracy or contain biased information, which may cause reputational harm. Thus, as AI evolves, we may need to focus resources on the development (including, the creation of proprietary data sets and machine learning models), testing and maintenance of our products and services to help ensure the accuracy of any AI outputs with respect thereto. Such efforts with respect to the development and maintenance of AI may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems. In addition, our competitors or other third parties may incorporate AI solutions into their products and services more quickly or more successfully than us, and their AI solutions may achieve higher market acceptance than ours, which may result in us losing market share and failing to recoup our investments in AI-powered applications. In particular, our AI-assisted product and service development within our digital studio business is at an early stage, and we may not be able to develop or commercialize these offerings successfully or in a timely manner. Established competitors or new market entrants may develop comparable or superior AI-assisted creative and marketing services more quickly than we do. Our ability to employ AI, or the ability of our competitors to do so better, may impair our ability to compete effectively, result in reputational harm and have a material adverse impact on our operating results.

The use and development of AI tools is also an area of developing laws, rules, and regulations, which may pose compliance, liability, ethical or other risks to our business, and may require us to develop additional AI-specific governance programs. We may not be able to generate intellectual property revenue in connection with the use of our content by third parties to develop AI technologies. In addition, several jurisdictions around the globe have proposed or enacted laws restricting the use of AI on privacy and other grounds. For example, the EU AI Act came into force on August 1, 2024, and will generally become fully applicable after a two-year transitional period (although certain obligations have already taken effect). The EU AI Act introduces various requirements for AI systems and models placed on the market in the EU, including specific transparency, safety, and copyright requirements for general purpose AI systems and the models on which those systems are based. Various countries, including Brazil, India, Japan, South Korea, Singapore, and Vietnam, have also enacted or are considering enacting regulations focused on AI. In the US, an increasing amount of legislative and regulatory activity regarding AI is taking place at the state level, including on fundamental model research and development, synthetic media, algorithmic decision-making, and many others, and took a variety of approaches to AI regulation. At the same time, the White House’s Executive Order, Removing Barriers to American Leadership in Artificial Intelligence, prioritizes deregulation, while its AI Action Plan emphasizes accelerating American innovation leadership. In particular, privacy laws in certain countries extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which might be incompatible with our use of AI tools. Such obligations, if in the future they are applied in the territories where we operate, may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI tools, or prevent or limit our use of AI. The realization of any of these risks could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We derive a significant portion of our users from third-party platforms and online search engines. Changes to the standard terms, conditions and policies of these providers, the introduction of AI-powered search and content discovery experiences, and the broader structural shift in how users discover online content driven by the adoption of LLM-based AI products, could each adversely affect our business.

We depend on third-party platform providers to provide access to our content. A significant portion of our users engage with our content through third-party platform providers rather than directly on our websites, most prominently, Google Search and Google Discover, which collectively accounted for an average of 43.8% of our total traffic in the twelve months ended March 31, 2026, as well as YouTube, Instagram, TikTok, Facebook and X. These platforms serve as significant channels of online distribution and are critical to accessing our content. If these platform providers deny access to our content, modify their current discovery mechanisms or algorithms, introduce AI-generated search or content discovery experiences that reduce direct referral traffic to our websites, develop their own competitive offerings, or impose fees for access to and use of their platforms, our business could be negatively affected. We are also subject to the standard terms, conditions and practices of these platform providers, which govern the promotion, distribution, operation and use of our content. Platform providers have broad discretion to change their standard terms and conditions and have the right to prohibit us from distributing content on their platforms if we are perceived to violate those standard terms and conditions. In addition, platform providers can change their policies or interpretations of their standard terms and conditions. Our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our content on their platforms. Moreover, if we are unable to maintain a good relationship with these platform providers, our business and operating results could be adversely affected. Our business could also be harmed if these platforms change their terms and conditions relating to how their users share information on or through their platforms or across other platforms, which could impact our number of users and engagement.

We also depend on internet search engines, such as Google and Yahoo! JAPAN, to direct a significant amount of traffic to our owned websites and digital media brands. Our ability to maintain and increase the number of users directed to our websites and digital media brands from search engines is not within our control. Search engines, such as Google and Yahoo! Japan, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies in ways that are detrimental to us, that we are not able to predict or without prior notice. These changes may occur without prior notice and in ways that are difficult to predict or counteract. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain search results or declines in page visits from search engines caused by the format in which our search results appear. We have experienced declines in traffic, user growth and user retention as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization (“SEO”) strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors’ SEO strategies to retain and attract users may be more successful than ours. Further, some of these search engines are owned by companies that compete with various aspects of our business.

More broadly, the rapid adoption of LLM-based AI chatbots and AI-generated search and content discovery experiences represents a structural shift in how users discover and consume online content. Major search engines have introduced or are introducing AI-generated summary responses to search queries that present synthesized information to users directly within the search interface, potentially reducing the need for users to navigate to underlying source websites. LLM-based AI systems also index and summarize third-party content, including content from our digital media brands, in ways that may direct user attention away from our owned websites. LLM crawlers are generally understood to generate materially lower referral traffic to source websites compared to traditional search engine referrals, meaning that even as AI systems index and summarize our content, the resulting traffic to our owned websites may be significantly lower than that generated by conventional search engine queries. If usage of LLM-based AI products continues to expand and displaces traditional search engine queries, this structural change could lead to a sustained decline in referral traffic to our digital media brands, reducing our user engagement and advertising revenues. Unlike algorithm updates, which have historically been subject to SEO adaptation strategies, the structural shift toward AI-generated search experiences and LLM-based content discovery may be more difficult to counteract, as it reflects a fundamental change in user behavior rather than a change in any individual platform’s policies or ranking criteria. The realization of any of the risks described in this risk factor could have a material and adverse effect on our business, financial condition and results of operations.

Our business relies on certain trademarks, copyrights and other intellectual property rights that are licensed from third-party licensors. We do not control these rights and any loss of our rights to them could materially adversely affect our business.

Our digital media brands, especially those in Japan, rely on licenses to be able to use certain media trademarks, copyrights and other intellectual property rights to a number of our websites, including Gizmodo Japan, Business Insider Japan, Business Insider Taiwan, Lifehacker Japan and Digiday Japan (such licenses, “Third-party Licenses”). We do not own the intellectual property that underlies the Third-party Licenses. Our rights to use the intellectual property underlying the Third-party Licenses are subject to the continuation of and compliance with the terms of the Third-party Licenses, and we do not always control the prosecution, maintenance or filing of the intellectual property underlying the Third-party Licenses. Enforcement of our rights under the Third-party Licenses is often subject to the control or cooperation of our licensors and/or interpretation of the license agreements underlying the Third-party Licenses. We cannot be certain that we will have control of the enforcement of these intellectual property rights against third parties. Legal action could be initiated against the owners of the intellectual property of the Third-party Licenses. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent our licensors from continuing to license the Third-party Licenses that we may need to operate our business.

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

We extensively use open source and third-party software, including programming languages such as PHP, JavaScript, Python, Go and Ruby; frameworks like Laravel, Vue, React, Ruby on Rails, Next.js, Bootstrap and Tailwind CSS; operating systems including Rocky Linux, Ubuntu and Debian, databases such as MariaDB, PostgreSQL, Redis, MongoDB and Elasticsearch, and platforms like WordPress and Grafana in our various advertising technology and data analytics products and services. In particular, we use third-party AI services, including Claude by Anthropic and Gemini by Google, within our advertising technology and data analytics products to enhance advertisement delivery, provide audience insights, and support content and workflow automation, and we may use other third-party or open-source AI software in the future. The software licenses attached to these software products may subject us to certain unfavorable conditions. For example, open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, open source licenses may include requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that distributes software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the license or does not incorporate the licensed software. Any of the foregoing could disrupt our ability to offer our products and have a material adverse effect on our reputation, business, financial condition and results of operations.

Our user growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, streaming tools, networks and standards that we do not control.

We make our content available across a variety of operating systems and through websites. We are dependent on the compatibility of our content with popular devices, streaming tools, desktop and mobile operating systems and web browsers that we do not control, such as iOS, Android, Mac OS, Windows, Chrome, Edge and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our content, limit our ability to measure the effect of our advertisements and branded content, or give preferential treatment to competitive content could adversely affect usage of our content. In recent years, web browser makers have rolled out and could in future again roll out updates that limit the effectiveness of cross-site tracking techniques we rely on to collect advertising data about readers of our content. For example, Apple has progressively modified the User-Agent string reported by Safari on iOS and iPadOS to reduce its specificity — including changes introduced with iPadOS 13 that cause iPad devices to report a desktop browser User-Agent that is indistinguishable from that of a Mac, and more recently with iOS 26, freezing the reported OS version regardless of the actual version installed. As a result, it has become increasingly difficult to accurately identify even the basic device type and operating system version of our users, which impairs our ability to perform device-based audience segmentation, deliver device-optimized content and advertising, and may prevent us from collecting some or all of the user data we currently rely upon for our advertising and analytics products.

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

Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff trade barriers, sanctions, export controls and other measures that have been particularly impactful to the semiconductor industry and related markets that are critically important to the Taiwanese economy. Prolonged or increased use of such measures may negatively affect the growth of the global economy and the Taiwanese exports, which could harm the Taiwanese domestic economy, including the market for internet advertising, and have a material adverse effect on our current or future business and financial conditions and results of operations. For example, U.S. President Donald Trump announced on April 2, 2025 a 10% baseline tariff on imports into the United States from all countries, as well as varying reciprocal tariffs on certain trading partners, including Taiwan. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions, including China. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain, including any potential tariffs it may impose on Taiwanese exports.

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

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business and prospects, and the market price of our securities may fluctuate substantially and may be lower than the price at which you acquire them. The trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

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

TNL Mediagene Ordinary Shares held by certain of our shareholders are eligible for resale, subject to, in the case of certain shareholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the New Registration Rights Agreement, certain shareholders have the right, subject to certain conditions, to require us to register the sale of their securities under the Securities Act. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Merger—New Registration Rights Agreement.” By exercising their registration rights and selling a large number of TNL Mediagene Ordinary Shares, these shareholders could cause the prevailing market price of TNL Mediagene Ordinary Shares to decline. In addition, on March 13, 2026, the SEC declared effective a registration statement on Form F-1, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 1,600,354 TNL Mediagene Ordinary Shares and 145,844 TNL Mediagene Warrants (including 145,844 TNL Mediagene Ordinary Shares underlying such TNL Mediagene Warrants). As restrictions on resale end and certain lock-up agreements expire, the market price of TNL Mediagene Ordinary Shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of TNL Mediagene Ordinary Shares or other securities.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our new equity incentive plan, which we expect to announce in the first half of 2026. As of December 31, 2025, we had outstanding stock options for 25,924 TNL Mediagene Ordinary Shares, of which 13,889 TNL Mediagene Ordinary Shares subject to stock options were exercisable under the 2025 Plan, which expired in June 2025. In addition, we issued 136,321 Earn-out Shares to the Sponsor, certain members of Blue Ocean’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean based on the specified times agreed in the Sponsor Lock-Up and Support Agreement in March 2026. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sponsor Lock-Up and Support Agreement.” We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of TNL Mediagene Ordinary Shares to decline.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the U.S. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. If we lose our status as a foreign private issuer, we will incur significant expenses that could have a negative effect on our business, results of operations, financial condition, and liquidity.

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

In connection with the audit of TNL Mediagene’s consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025, we have identified material weaknesses in our internal control over financial reporting, which we plan to further address. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC financial reporting requirements to address complex accounting issues and related disclosures; (ii) lack of formalized financial reporting controls and procedures to address complex/unusual transactions and related accounting issues and to facilitate preparation of consolidated financial statements prepared in accordance with IFRS; and (iii) lack of effective maintenance and controls over certain information technology environments including (a) information technology-related general controls process, (b) segregation of duties in the information technology department and effective control on defining and assigning individual’s rights to access systems, programs or transaction raw data and (c) track records or log on system activities for access to system program and data.

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

In addition, our management’s initial certification under Section 404 the Sarbanes-Oxley Act is provided within this annual report on Form 20-F for the year ended December 31, 2025. In preparation for such assessment, we have taken significant steps to strengthen our internal control environment. During the fiscal year ended December 31, 2025, we expanded our finance and accounting team by hiring additional personnel with IFRS and SEC reporting experience and appointed an accounting controller with relevant public company reporting expertise. We have also formalized period-end financial closing procedures, enhanced documentation of key controls, and engaged external advisors to assist with the design and implementation of internal controls and IT general control improvements, including access control monitoring and segregation of duties enhancements. Although we believe these measures represent meaningful progress toward remediation, many of these controls have not yet operated for a sufficient period of time to allow management to conclude that the previously identified material weaknesses have been fully remediated. Accordingly, our management has identified that the material weaknesses described above continued to exist as of December 31, 2025.

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

For instance, on May 7, 2025, we received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying us that we are currently not in compliance with the closing bid price requirement under the Minimum Bid Price Rule. The deficiency letter stated that, for the preceding 30 consecutive business days, TNL Mediagene Ordinary Shares did not meet the minimum closing bid price of $1 per share pursuant to the Minimum Bid Price Rule. We were given an initial compliance period of 180 calendar days, or until November 3, 2025 to regain compliance with the Minimum Bid Price Rule. The deficiency letter stated that if at any time the closing bid price of TNL Mediagene Ordinary Shares is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide us a written confirmation of compliance with this requirement, as applicable.

On November 6, 2025, we received a staff determination letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that TNL Mediagene had not regained compliance by November 3, 2025 with the Minimum Bid Price Rule, and that TNL Mediagene is not eligible for a second 180-day grace period. The determination letter has no immediate effect on the listing of the TNL Mediagene Ordinary Shares on the Nasdaq.

We have timely requested a hearing of determination before the Panel, which automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Pursuant to the Nasdaq Listing Rules, the Panel has the authority to grant an extension not to exceed 180 days from the date of the determination letter. The hearing occurred on December 16, 2025. On December 23, 2025, the Panel issued a formal extension letter granting us an extension to regain compliance until January 7, 2026. We effected a 1-for-20 reverse share split on December 22, 2025, and TNL Mediagene Ordinary Shares began trading on a post-consolidation basis on December 23, 2025. On January 7, 2026, we were deemed to have regained compliance, and on January 20, 2026, we received a compliance confirmation from the Panel confirming that we are in compliance with the continued listing requirements. The Panel has also determined to impose a discretionary panel monitor for a period of one year from the date of the compliance confirmation. If within that one-year monitoring period, we fail to maintain compliance with any continued listing requirement, the staff of the Listing Qualifications Department will not be permitted to grant additional time for us to regain compliance with respect to the deficiency, nor will we be afforded an applicable cure or compliance period pursuant to Listing Rule 5810(c)(3). Instead, the staff of the Listing Qualifications Department will issue a delist determination letter and we will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable, as provided by Listing Rule 5815(d)(4)(C).

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

Item 4. Information on the Company

A. History and Development of the Company

TNL Mediagene (formerly “The News Lens Co., Ltd.”) was incorporated as a Cayman Islands exempted company on January 20, 2015, and changed its name to TNL Mediagene on August 14, 2023 as a result of the merger between TNL and Mediagene in May 2023. We operate media, technology and digital studio businesses primarily in Japan and Taiwan. Each predecessor company brought unique capabilities to TNL Mediagene — TNL’s data analytics, advertising technologies and direct-to-client advertising sales platform, and Mediagene’s portfolio of trusted digital media brands in the Japanese market, innovative content marketing, integrated marketing, live events and retail media capabilities — while maintaining our shared core values and focus on high-quality independent digital media publishing. We are strategically pivoting toward expanding our digital studio business and deploying AI-based technology across our operations, with the aim of enhancing operational efficiency and developing new products and services.

Business Combination with Blue Ocean

On December 5, 2024, we consummated the previously announced Business Combination with Blue Ocean Acquisition Corp. On December 6, 2024, TNL Mediagene Ordinary Shares commenced trading on the Nasdaq under the symbol “TNMG” and TNL Mediagene Warrants commenced trading over the counter, or OTC.

For details of our principal capital expenditures for the previous three years ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

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

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

B. Business Overview

Overview

We are a digital media and technology company operating multi-language news, lifestyle, and tech brands across Asia, and providing AI-driven advertising, data analytics, e-commerce, and marketing technology solutions. We operate digital media, technology and digital studio businesses primarily in Japan and Taiwan. Through our trusted digital media brands, AI-powered advertising and data analytics technology and digital studio solutions, we aim to provide multinational clients with unmatched opportunities to contextually reach and engage with Millennial and Gen Z audiences across the East Asian region, one of the largest and most attractive audience segments in the world. We are strategically growing our digital studio business, which is our largest revenue segment, and deploying AI-based technology to drive operational efficiency in our digital media business and to develop new products and services, initially within our digital studio business. Through our trusted digital media brands, AI-powered technology solutions and digital studio capabilities, we aim to provide multinational clients with a differentiated platform to engage with Millennial and Gen Z audiences across Japan and Taiwan.

Digital Studio—Our integrated digital studios, agencies and market research teams provide a comprehensive suite of strategic, creative design, research and communication services that help our clients reach and engage their target audiences and build communities for their brands. Our digital studio business is our primary growth focus. We are developing new AI-assisted products and services to enhance the quality and efficiency of the creative and strategic services we deliver to our clients. We began developing AI-assisted offerings within our digital studio business in the fourth quarter of 2025, and AI tools are now broadly deployed across many of our digital studio client engagements. We expect to continue expanding these capabilities over time. We believe the combination of our digital studio capabilities, access to our Millennial and Gen Z audiences in Japan and Taiwan, and the integration of AI-based technology tools positions us to expand our client relationships and develop new revenue streams. For the years ended December 31, 2023, 2024 and 2025, we recorded $15.4 million, $20.5 million and $18.7 million of revenue, respectively, from our digital studio business.

Media and Branded Content—As an independent digital media publisher, we are committed to being a “trusted voice in Asia for a better future” for Millennial and Gen Z audiences in Japan, Taiwan and throughout the East and, ultimately, Southeast Asia region and to inspire and enliven what the most online and connected generations watch, read, hear and buy, now and in the future. For the twelve months ended March 31, 2026, our 26 digital media brands across five content categories, news and business, B2B media, technology, lifestyle and food, and sports and entertainment, have reached over 36 million average monthly unique users, or MUU, which we define as the average monthly unique users of our owned digital media sites and accounts on social media platforms such as YouTube, Instagram, TikTok, Facebook and X, in three languages, Japanese, Chinese and English, with over 216 million average monthly digital footprints across websites, social-media platforms and mobile apps. Our digital media portfolio includes not only regional editions of globally recognized brands, but also independent, market-leading digital media brands developed in-house. The implementation of AI translation technology allows us to widen our reach across different countries, languages, media brands and platforms, and to adapt and rapidly cross-pollinate content from one country, language, media brand or platform to another, reaching audiences wherever they live, whatever languages they speak and whatever platform they use across our own digital media brands. Through our digital media brands, we build trust and engagement with our Millennial and Gen Z audiences, allowing us to deliver highly targeted and effective advertising for our clients outside traditional social-media and content platforms. For the years ended December 31, 2023, 2024 and 2025, we recorded $9.8 million, $13.7 million and $12.9 million, respectively, of revenue from our media and branded content business.

Technology—Our data analytics and AI-powered technology underpins our digital media and digital studio operations, enabling more efficient content production and targeted advertising delivery. Our 26 trusted digital media brands cover diverse categories, offering high engagement with the growing and affluent digital-native generations primarily in Japan and Taiwan, and deliver high-quality advertisement performance in the digital advertising and growing retail media spaces. We have represented over 850 regional and global advertising clients across diverse industries, including multinational companies and government agencies. We provide our clients with a one-stop access point for their digital advertising and marketing needs, allowing them to connect and engage with audiences primarily in Japan and Taiwan. Our proprietary first- and zero-party data assets continue to support our advertising and data analytics services, providing advertising clients with targeted access to engaged Millennial and Gen Z audiences, including through retail media and performance advertising solutions. For the years ended December 31, 2023, 2024 and 2025, we recorded $10.6 million, $14.2 million and $13.5 million of revenue, respectively, from our technology business.

Our Strengths

We are Asia’s next-generation media company that operates a highly differentiated combination of (i) digital studio business through our integrated digital studios, agencies and market research teams providing a comprehensive suite of strategic, creative design, research and communication services, (ii) digital media and branded content business through our 26 trusted and independent digital media brands with prominently Millennial and Gen Z audiences, and (iii) technology business through our proprietary data analytics and advertising technology products and services powered by AI and our first- and zero-party audience data. We believe the digital media industry is at an inflection point where the traditional business model of focusing on audience growth and mass reach is being phased out. Data analytics and advertising technology that require high-quality audience data are taking the center stage as advertising clients are moving away from brand awareness based on mere ad impressions, or the number of users an ad appears to, and are seeking performance advertising that is based on return on their advertising spend (“ROAS”) and retail media, or marketing to interested customers who are already near the point of making a purchase decision. We believe our combination of businesses allows us to provide clients with a one-stop access point for their digital advertising and marketing needs and gives us an advantage over our competitors, who remain fragmented in their capabilities and occupy limited spaces in this fast-changing digital advertising and marketing ecosystem.

●	26 independent digital media brands reaching Millennial and Gen Z audiences. For the twelve months ended March 31, 2026, we reached an audience of over 36 million average MUU and over 216 million average monthly digital footprints across a diverse portfolio of 26 independent digital media brands with an attractive young and affluent consumer demographic primarily in two of Asia’s most affluent markets, Japan and Taiwan. Our audience’s demographic profile is prominently Millennial and Gen Z, making up approximately 55.9% of our audience for the twelve months ended March 31, 2026. Our audience is primarily located across Japan (approximately 71.8%) and Taiwan (approximately 16.3%). We believe our highly differentiated digital media brands and their captivating content delivered in original formats keep our audience engaged and growing.

●	Proprietary high-quality data in the cookieless era. Our robust and growing portfolio of category-leading digital media brands provide us with valuable proprietary first-party audience data, which can continue to support our data analytics and advertising technology products and services without dependence on tracking cookies. As regulatory scrutiny on privacy intensifies and browsers on PCs and mobile devices increasingly impede their use, tracking cookies, formerly the mainstay of audience data collection by advertising and marketing companies, are declining in utility. Unlike those companies in the digital advertising and marketing industry that do not own or operate their own media brands, our robust and growing portfolio of category-leading digital media brands provides us with valuable first-party audience data, which can continue to support our data analytics and advertising technology products and services without dependence on tracking cookies. In addition, we collect zero-party data. As this data is collected openly with audience consent and provides direct insight into audience preferences, zero-party data has the potential to deliver the most precise audience preference information available with minimal regulatory risk. In an environment where access to quality consumer data is increasingly restricted, our first- and zero-party data resources allow advertising clients to gain actionable consumer insights and target potential customers with the high precision without the increasing regulatory and technical barriers in the new “cookieless era” of advertising. In an environment of increasing privacy regulation, our first- and zero-party data assets allow advertising clients to gain actionable consumer insights and target audiences with precision, without reliance on third-party tracking cookies

●	Diversified client base of over 850 clients including multinational companies and government agencies. As of December 31, 2025, we have worked with over 850 clients, including multinational companies and their regional/national operations in Japan and Taiwan as well as government agencies. Our client base is diversified across various industries, ranging from automobiles (e.g., Toyota, Honda and Nissan), consumer electronics (Sony, BenQ and Panasonic), cosmetics (Shiseido, LION and POLA) and financial services (Allianz, Deloitte and Daiwa) to IT and media (Adobe, Google, LINE, Recruit and Bandai Namco) and e-commerce (Amazon). Many of our corporate engagements last three to five years in duration, which allows us to build strong relationships with the key stakeholders at each client. This continuity provides opportunities for up-selling and cross-selling of our other products and services. As we continue to expand, we are continuing to develop our up-sell and cross-sell potential as we collect more first- and zero-party data and develop more data-based products and services for the digital advertising and marketing needs of our clients.

●	Proven track record of growth. We have produced consistent revenue growth, which has been enhanced by our success in completing and integrating ten acquisitions, retaining all of the founders in all ten acquisitions. We believe our track record of growth provides a blueprint for our growth acceleration, synergy realization and talent retention going forward. Throughout our history, we have strived to balance growth with a small capital footprint, careful cost management and monetization rather than simply scale in audience size without a plan for profitability.

Our Growth Strategy

We have built our growth strategy on the following six core components:

●	Utilize AI-Based Technology for Operational Efficiency and New Products and Services. We are deploying AI-based technology across our operations with two objectives. First, within our digital media business, we have implemented AI-powered tools — including automated translation and AI-assisted editorial tools — that have meaningfully improved our content production efficiency. Second, we are leveraging these capabilities to develop new AI-assisted products and services for our digital studio business, including new client-facing offerings that harness our data analytics capabilities and creative resources. This new product and service development effort commenced in the fourth quarter of 2025 and AI tools are now broadly deployed across many of our digital studio client engagements. We expect to continue expanding these capabilities over time. We will continue to invest in AI-based technology as a core enabler of operational efficiency and future revenue growth.

●	Grow Our Digital Studio Business. Our digital studio business is our primary growth focus. With revenue of $18.7 million for the year ended December 31, 2025, it is our largest revenue segment. We are focused on expanding the scope of services we provide to existing clients, leveraging our long-term client relationships to generate new project mandates, and developing new AI-assisted products and services. We believe our integrated digital studio capabilities, combined with AI-based tools, position us to deepen client relationships and expand our revenue base across Japan and Taiwan, with a vision to extend our reach into other East and Southeast Asian markets.

●	Increase User Engagement. We use the same first-party audience data from our digital media brands that we use to track user behaviors and estimate their preferences for research and ad targeting purposes to tailor and create interactive content for our digital media brands’ users, leading to increased audience engagement and long-term viewership or “stickiness” of our digital media content. More interaction by users with our content over time gives more data on user behaviors, enabling us to better estimate our audience’s preferences, setting up a virtuous cycle that enables us to create content better tailored to our users’ preferences, continue to encourage stickiness, generate more opportunities to display advertisements and content marketing, and provide higher ROAS performance to our clients. We also utilize AI-based content tools to increase the efficiency and quality of our content production across our digital media brands

●	Consolidate Position in Existing Media Categories. Using market insights from our first- and zero-party data analytics, we are also exploring options to expand our existing digital media brands’ coverage into new categories, especially when we believe there is a significant overlap or affinity between the preferences of audiences. Leveraging the viewership of our existing brands’ audience, such expansion can boost digital footprints and engagement while attracting new MUU. Where appropriate, we also intend to expand our coverage through acquisitions of new digital media brands in target content categories in our existing market. By expanding into new categories, we can provide our clients with not only a bigger audience, but also more actionable sights from higher quality first- and zero-party data. We will be able to also explore opportunities to cross-sell or up-sell our existing services and products, including innovative technology and data-based products and services for advertising and marketing.

●	Deliver Market-Leading ROAS. Advertising clients are no longer satisfied just with getting their message out to a mass audience; they demand precise targeting, measurable performance, and high ROAS. Our attention-grabbing advertisements and data-driven ad targeting already produce exceptional results for our clients. Going forward, we believe that our high-quality data and engagement offerings and our efforts to consolidate and expand our positions in new brands and content categories and geographies while maintaining our investments in content creation and AI-powered data analytics will enable our clients to benefit from a stronger and more precise level of engagement with their audiences and thus will lead to higher ROAS for our clients and growing wallet share for ourselves.

●	Expand Client Base. As we invest in data assets, user engagement, geographical reach, category coverage and client ROAS return, we are working to grow our client base across the East and Southeast Asia region. As an integrated media, technology and digital studio company that provides end-to-end digital media, advertising and marketing solutions backed by our proprietary audience data and AI-powered data analytics and technology, we can leverage the relationships we develop with clients who initially approach us for a subset of our services to up-sell and cross-sell our full range of services, and attract referrals from traditional advertising agencies who rely on us to provide one service to their clients and that lack our breadth of expertise in digital media solutions. As our user base expands into new categories and geographies, we also look forward to developing new client relationships as we enjoy the opportunity to demonstrate our comprehensive portfolio of data-driven digital media solutions to new potential clients. As we grow our digital studio business and develop new AI-assisted offerings, we expect to create additional cross-sell and up-sell opportunities with our existing client base as well as attract new clients.

Our Three Business Units

Digital Studio Business

Our digital studio business is our primary growth focus and our largest revenue segment, generating $15.4 million, $20.5 million and $18.7 million of revenue for the years ended December 31, 2023, 2024 and 2025, respectively. Our digital studio business provides our clients with an integrated suite of marketing strategy, creative design and market research services. Our clients are primarily corporate clients in Japan and Taiwan seeking to reach and engage target audiences through compelling content and marketing campaigns. We serve a broad range of industries and typically work on multi-year engagements that provide revenue consistency and strong client retention. Our digital studio capabilities are anchored in our long-standing client relationships and our combined media and data analytics expertise.

We are expanding our digital studio business both organically and through new AI-assisted service offerings. Beginning in the fourth quarter of 2025, we commenced development of AI-assisted products and services within our digital studio business, and AI tools are now broadly deployed across many of our digital studio client engagements. We expect to continue expanding these capabilities over time. These efforts are at an early stage and we expect to continue investing in these capabilities over time. Our revenue sub-categories within the digital studio business include:

●	Marketing Strategy. We develop and implement integrated communications strategies for clients as a full-service agency, including campaign planning, display advertising, social media strategy and influencer recruiting. We leverage our experience operating our own digital media brands and audience data to inform more effective strategy development for clients. Our marketing strategy services are typically delivered through multi-year client engagements.

●	Creative and Design. We offer comprehensive creative and design services spanning web, graphics and video production, as well as user interface and user experience design and innovation development support. Our creative teams work closely with our technology and data analytics functions to produce content and creative assets that are informed by audience insights.

●	Market Research. We provide market research services that leverage our proprietary audience data and analytics capabilities to generate actionable consumer insights for product development and marketing strategy. Our research services give clients access to high-quality data on Millennial and Gen Z consumer preferences across Japan and Taiwan.

We usually enter long-term contracts with our clients in our digital studio business, providing on-going support throughout each project. These are typically significant projects in size and scope and generate consistent revenue with relative stability. Our long track record with our prestigious client base allows us to up-sell and cross-sell our other services and helps drive further business opportunities. As we develop AI-assisted capabilities within our digital studio business, we expect to identify further opportunities to deepen our client relationships and expand the scope of services we provide. Furthermore, as we position ourselves as a next-generation digital studio solutions company backed with combined content, technology and data capabilities, we receive active referrals not only from existing clients, but also from other traditional agencies that lack our breadth of expertise in digital media and technology solutions.

Media and Branded Content Business

Our media and branded content business provides trusted digital content in Japanese, Chinese and English across 26 category-leading digital media brands across five content categories to an engaged audience of over 36 million average MUU, centered on the Millennial and Gen Z audiences primarily in Japan and Taiwan. We distribute coverage under both in-house brands such as The News Lens, ROOMIE and iCook and regional editions of globally recognized brands such as Business Insider Japan, Business Insider Taiwan, Gizmodo Japan and Lifehacker Japan. Our content is built on the principles of quality, originality and political independence. We have implemented AI-powered translation and editorial tools that improve the efficiency of our content production and enable us to cross-pollinate content across languages, markets and platforms.

Included in our media and branded content business are the revenue categories below:

●	Advertising. Our advertising business sells advertisement space and targeted digital advertising services supported by our suite of proprietary technologies, providing our advertising clients with targeted access to engaged Millennial and Gen Z audiences.

●	Sponsored Content. Our sponsored content business creates branded reviews, advertorials and other content, as well as content commerce services, i.e., the creation and deployment of promotional content that tells a brand’s story while providing our advertising clients’ potential customers with direct links to purchase the products being introduced. Based on our strong digital media brands, we have successfully sold products through our corporate sponsored content to our Millennial and Gen Z audiences. Focusing on lifestyle media, such as Gizmodo Japan, iCook, and ROOMIE, we perform content data analysis and understand which key attributes, such as wording choices, display placements, and other factors lead to sales success. This data analysis helps us provide optimal content marketing that maximizes the sales results of our clients. Our content data analysis capabilities help us identify which creative approaches and placements optimize client outcomes.

●	Subscriptions. Our recognized high-quality coverage and large, engaged audience gives us the opportunity to monetize select digital media brands directly through subscriptions, providing our most dedicated users with access to premium subscriber-only content. Subscription revenue provides a recurring, direct monetization stream from our most engaged audiences.

●	Events. We plan and organize live offline events, including promotional functions for advertising clients and workshops, conferences, awards and lectures co-branded with our digital media brands, as well as original event series such as Mashing Up, a conference series that picks up and discusses social issues from diverse perspectives, crossing genders, ages, nationalities and industries to create new dialogues and new businesses.

Our media and branded content business provides a stable revenue base and continues to generate the audience engagement and first- and zero-party data that support our technology and digital studio businesses.

Technology Business

Our technology business provides the proprietary platform and tools that underpin our digital media and digital studio operations, enable our advertising and data analytics services, and support our growing retail media and e-commerce businesses:

●	Content Management System. Our content management system was developed to speed the process of creating and managing multi-media digital content across our digital media brands. Our content management system can assess and optimize the performance of each piece of content to improve audience reach and engagement.

●	Content Engagement Platform. Our content engagement platform is a data management and analysis tool used to facilitate the storage, processing, viewing, and filtering of zero-, first- and second-party data across data types and sources. Fed with data from our user data tracking solutions, our platform uses AI algorithmic techniques to identify unique users, infer their interests and demographics, and create highly predictive audience profiles.

●	Advertising Network. Our owned mobile network for serving advertisements on our digital media brands and contracted media partners in the Taiwan market. Directed by our data analytics, our advertising network can reach an estimated a significant majority of mobile internet users in Taiwan, while providing substantially more ad impressions per dollar of ad spend for our clients than crowded programmatic ad networks.

●	Creative Content Application. Our in-house advertisement creation solution facilitates no-code design and deployment of highly visible advertisements. Seamlessly integrated into our owned advertising network to speed deployment, our Creative Content Application facilitates creation of ads that feature animation and eye-catching interactive features and promote curiosity, interest and click-throughs. This allows our clients’ advertisements to stand out from others and increases brand performance while allowing faster speed-to-market for our clients.

These technologies enable our media and branded content and digital studio businesses, and provide revenue in the categories listed below:

●	Retail Media. Our retail media business targets advertisers seeking to reach consumers who are near the point of purchase, leveraging our proprietary technology, audience data, and content capabilities. We utilize our data analytics tools and e-commerce partnerships to generate performance-driven promotional content and provide our clients with measurable advertising returns. Our retail media revenues have grown in recent periods, benefiting from our integrated content and commerce capabilities.

●	AdTech. Our proprietary technologies allow us to offer various advertisement technology, or AdTech, services to our advertising clients, including demand-side-platform services to automate bidding and deployment of advertisements on our digital media brands and select third-party partner sites through our owned ad network.

●	CDP/Data Licensing. Powered by our proprietary data analytics technology assets, we provide audience or customer data platform services to clients to facilitate collection and processing of their audience or customer data and assist with developing audience or customer profiles and other data analytics and research services. By licensing access to our accumulated data through our platform, we also directly monetize the products of our proprietary data analytics technology.

●	E-Commerce. Our e-commerce business operates primarily through our GIZMART platform, as well as co-branded e-commerce experiences on select digital media brands, selling curated products to our audiences. We have also partnered with well-known external e-commerce and crowdfunding platforms, generating additional fee and commission income. Our retail media and e-commerce revenues have grown in recent periods, reflecting increased audience engagement with our commerce offerings.

As we continue to invest in our technology business, we are deploying AI-based tools to enhance the efficiency of our content management, advertising delivery and data analytics functions. We believe our technology capabilities will continue to be a key enabler of our operational efficiency and will support new product development across our digital media and digital studio businesses.

Our Advertising Clients and Partners

We serve a diversified client base across our three business units, including advertising clients in our media and branded content and technology businesses and project-based corporate clients in our digital studio business. In our digital media and technology businesses, we offer clients targeted access to Millennial and Gen Z audiences in Japan and Taiwan through advertising placements, retail media, sponsored content, AdTech solutions and data analytics services. In our digital studio business, we work with corporate clients seeking comprehensive marketing strategy, creative and market research services, typically through multi-year engagements.

Our largest Japanese clients include a domestic food company, a multinational software company and a multinational technology manufacturer. Our largest Taiwanese clients include a global advertising agency, a domestic cable television network and a domestic power utility company.

Our client base is well-diversified. For the years ended December 31, 2023, 2024 and 2025 there were no major customers accounting for more than 10% of our total revenue. Many of our corporate engagements, particularly in our digital studio business, last three to five years, providing revenue stability and ongoing opportunities to expand the scope of our services.

Our Audience and Digital Media Brands

Our Audience

Our digital media brands serve a Millennial and Gen Z audience primarily in Japan and Taiwan. Based on the most recent available data sourced from Google Analytics for our branded websites and Semrush Holdings, Inc. for our social media accounts on YouTube, Instagram, TikTok, Facebook, X and other key social media platforms, for the twelve months ended March 31, 2025, our trusted and independent content brings over 36 million average MUU and over 216 million average monthly digital footprints to our websites, social media and mobile apps, including millions of subscribers on YouTube, Instagram, TikTok, Facebook, X and other key social media platforms. Approximately 55.9% of our audience was between 18 and 44 years old, and approximately 44.0% identified as female. Our audience is concentrated in Japan (approximately 71.8%) and Taiwan (approximately 16.3%). We measure audience size and engagement through our MUU and digital footprint metrics; for definitions and further details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Operating Metrics”.

Our Digital Media Brands

We publish 26 digital media brands across five content categories — news and business, B2B media, technology, lifestyle and food, and sports and entertainment — in Japanese, Chinese and English. Our brands include both in-house titles and licensed editions of globally recognized media brands. Our key brands include:

News and Business

●	The News Lens, one of TNL Mediagene’s core digital media brands and an independent news site providing insightful content, in-depth features, original investigations and infographics that highlight multiple perspectives on news stories related to Taiwan, Hong Kong, Japan, and Southeast Asia.

●	Business Insider Japan, a Japan edition of Business Insider, a news site focused on developments inside and outside Japan in business, finance, politics, and technology.

●	Business Insider Taiwan, a Taiwan edition of Business Insider, a news site focused on developments inside and outside Taiwan in business, finance, politics, and technology.

B2B Media

●	DIGIDAY JAPAN, a Japan edition of DIGIDAY, a specialist publication bringing Japanese and international digital marketing news from the perspectives of brands, platforms, and ad agencies.

●	MASHING UP, a Japan-focused conference and event series exploring social issues and solutions from the perspectives of diversity, inclusion and sustainability.

●	Modern Retail, a sister site of DIGIDAY Japan focused on retail marketing.

●	GLOSSY JAPAN, a sister site of DIGIDAY JAPAN focused on the future of the beauty and fashion industry.

●	Becoming Aces, a site that promotes young entrepreneurs and their inspiring stories.

Technology

●	Gizmodo Japan, a Japan edition of Gizmodo, an iconic weblog site which publishes news, reviews, and buying guides of latest technology and consumer gadgets, and its associated sites Lifehacker Japan and Giz Yatai, an e-commerce site selling Giz Yatai-branded small-run products to its audience.

●	Cool3c, a Taiwan-focused gadget weblog site featuring new product information, reviews, and in-depth analysis of brand stories in the gadget and tech space.

●	Tech Insider, a tech-focused sister site of Business Insider Japan publishing stories on technology and the business of technology.

●	INSIDE, an online news publication focused on internet and software startups, blockchain, technology industry trends, digital life and future technology.

Lifestyle and Food

●	iCook, a Taiwan-focused food site featuring original recipes, food and lifestyle content and information on eating out in Taiwan and Japan.

●	Lifehacker Japan, a weblog site about lifestyle advice and software tips and news.

●	ROOMIE, a site which provides busy, active young men, women and couples with lifestyle items and ideas with a “crafty” feel for work, hobbies and relationships.

●	ROOMIE Taiwan, a platform reaching a broad audience beyond Taiwan through Mandarin-language content, providing busy, active young men, women and couples with lifestyle items and ideas with a “crafty” feel for work, hobbies and relationships.

●	ROOMIE KITCHEN, a cooking themed sister site to ROOMIE available in Chinese and Japanese.

●	Life Insider Japan and Money Insider Japan, sister sites to Business Insider Japan that bring the latest updates on work, lifestyles and personal finance, targeting a primarily Millennial and Gen Z audience in Japan.

●	iGood, a Taiwan-focused product recommendation website that aims to become a “shopping encyclopedia for consumers starting from finding things easily and discovering the surprises and beauty in life”

Sports and Entertainment

●	Sports Vision, a site which presents comprehensive news and analysis on sports, athletes, sports policy and the business of sports.

Competition

We operate across three business units — digital studio, technology, and media and branded content — each with its own competitive landscape.

In the digital studio business, which is our primary growth focus, our competitors include full-service advertising agencies, creative studios, integrated marketing firms and, increasingly, providers of AI-assisted creative and marketing services operating in Japan and Taiwan. Our key competitors in this segment include Nyle, Goodpatch and others. We believe we are differentiated from these competitors by our integrated media, data analytics and creative capabilities, our direct relationships with Millennial and Gen Z audiences through our owned digital media brands, and our developing AI-assisted product and service offerings.

In the media and branded content business, our competitors include digital content providers targeting Millennial and Gen Z audiences in Japan and Taiwan. Our key competitors in this segment include HuffPost Japan, PIVOT, TechNews, Cookpad, and others. We believe our portfolio of independent, trusted digital media brands across multiple content categories and languages provides us with a strong competitive position in this market.

In the technology business, our competitors include marketing technology solutions providers, advertising platforms and market research firms. These have included OneAd, Appier Group, Google and others, primarily operating in Japan and Taiwan. We believe our owned first- and zero-party audience data and our integrated media platform differentiate us from standalone advertising technology competitors.

Digital Asset Treasury Strategy

On September 17, 2025, we announced a strategic initiative to integrate digital assets into our business model and to implement a digital asset treasury (“DAT”) strategy pursuant to which digital assets limited to Bitcoin, Ethereum and Solana will become part of TNL Mediagene’s treasury assets. We also announced the formation of a DAT advisory group to guide the oversight, evaluation and development of the DAT strategy.

The DAT strategy is designed to deliver both financial and strategic benefits. Financially, we believe it can enhance our flexibility and strengthen our position for future growth initiatives including acquisitions. Strategically, we aim to create business opportunities in the digital asset space where we can leverage our scale, media reach and data analytics expertise. Unlike companies that position themselves primarily as digital asset treasury vehicles, our strategy is intended to complement — not replace — our core media, technology and digital studio businesses.

To date, we have not purchased or held any digital assets, and we do not currently have plans to do so in the near future.

Human Resources

Our Employees

We consider the hiring and retention of talented employees to be essential to the ongoing success of our business. As of December 31, 2025, we had 473 full-time employees located in Japan and Taiwan.

Diversity and Inclusion

We value diversity and inclusion (“D&I”) and strive to weave this value into everything we do. We attract a diverse group of employees that reflect the audience we are trying to reach through our content, and we welcome the unique skills, experiences, and backgrounds each employee brings to the table every day. As of December 31, 2025, approximately 3.13% of our employees in Taiwan were members of minority groups, including foreign residents of Taiwan, indigenous people and persons with disabilities, and 2.77% of our employees in Japan were members of minority groups, including non-citizen residents of Japan. In addition, 63% of our Taiwan and 50% of our Japan employees identify as female.

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

As of December 31, 2025, we held 38 registered trademarks in Japan, 52 registered trademarks and two patents in Taiwan, and three registered trademarks in the other territories in which we operate. We continually review our development efforts to assess the existence and our ability to register new intellectual property, and whether to decommission certain of our intellectual property assets. We intend to continue to file additional applications with respect to our intellectual property assets.

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

For each of the three years ended December 31, 2023, 2024 and 2025, our revenue subject to foreign exchange controls in Taiwan represented less than 0.8% of our total revenue, and our revenue denominated in NTD was fully used for the operation of our Taiwan subsidiaries. If any of our Taiwan subsidiaries needs to pay TNL Mediagene, for the purpose of dividend distribution or otherwise, we expect the payment to be funded by our Taiwan subsidiary’s revenue denominated in USD, which is generally not subject to foreign exchange control in Taiwan.

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

A. Operating Results

Company Overview

We operate media, technology and digital studio businesses primarily in Japan and Taiwan. Through our trusted digital media brands, AI-powered advertising and data analytics technology and digital studio solutions, we aim to provide multinational clients with unmatched opportunities to contextually reach and engage with Millennial and Gen Z audiences across the East and Southeast Asian region, one of the largest and most attractive audience segments in the world. Our digital studio business is our primary growth focus and our largest revenue segment. We are strategically deploying AI-based technology to drive operational efficiency in our digital media business and to develop new products and services, initially within our digital studio business. Through our digital media brands, technology platform and digital studio capabilities, we serve a diversified client base primarily in Japan and Taiwan.

TNL Mediagene as currently constituted was formed in May 2023 by the merger of The News Lens Co., Ltd. (“TNL”) and Mediagene Inc. (“Mediagene”), combining TNL’s data analytics, advertising technology and direct-to-client advertising sales capabilities with Mediagene’s portfolio of digital media brands in Japan and its integrated digital studio, agency and marketing solutions. For a full description of our business, see “Item 4. Information on the Company—B. Business Overview.”

We categorize our business into the following business units:

Digital Studio. Our digital studio business is our primary growth focus and our largest revenue segment. It provides integrated marketing strategy, creative design and market research services to corporate clients, typically through multi-year engagements, primarily in Japan and Taiwan. In the fourth quarter of 2025, we launched AI-assisted products and services within our digital studio business, which are now available to our clients. For the years ended December 31, 2023, 2024 and 2025, we recorded $15.4 million, $20.5 million and $18.7 million of revenue, respectively, from our digital studio business.

Media and Branded Content. Our media and branded content business publishes 26 digital media brands in Japanese, Chinese and English across five content categories, serving Millennial and Gen Z audiences primarily in Japan and Taiwan. Revenue from this segment is generated through advertising, sponsored content, subscriptions and events. We have implemented AI-powered translation and editorial tools that improve the efficiency of our content production. For the years ended December 31, 2023, 2024 and 2025, we recorded $9.8 million, $13.7 million and $12.9 million of revenue, respectively, from our media and branded content business. For more details of our audience metrics, see “— Key Operating Metrics.”

Technology. Our technology business provides the proprietary platform and tools that underpin our digital media and digital studio operations and enable our advertising, retail media, e-commerce and data analytics services. Revenue from this segment is generated through retail media, e-commerce (primarily through our GIZMART platform), AdTech, and CDP/data licensing services. Our retail media and e-commerce revenues have grown in recent periods. For the years ended December 31, 2023, 2024 and 2025, we recorded $10.6 million, $14.2 million and $13.5 million of revenue, respectively, from our technology business.

For more details on our business units, see “Item 4. Information on the Company—B. Business Overview—Our Three Business Units.”

Our total revenue was $35.8 million, $48.5 million and $45.0 million in 2023, 2024 and 2025, respectively. For more details, see “— Results of Operations”.

To date, we have incurred recurring losses from operations, negative working capital, and net operating cash outflow, including losses for the year of $1.2 million, $85.0 million and $44.4 million in the years ended December 31, 2023, 2024 and 2025, respectively. Our net loss in the year ended December 31, 2024 was significantly higher than 2023 primarily due to one-off transaction costs and other related expenses incurred in connection with the completion of the business combination with Blue Ocean and concurrent listing of TNL Mediagene Ordinary Shares on the Nasdaq in December 2024. For more details on such transaction costs and other related expenses incurred in connection with the completion of the business combination with Blue Ocean and concurrent listing of TNL Mediagene Ordinary Shares on the Nasdaq, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

Our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 include disclosure regarding substantial doubt about TNL Mediagene’s ability to realize its assets and discharge its liabilities in the normal course of business and to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations and Industry—Our recurring losses from operations, negative working capital and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends in part on improving our operating and financing conditions.” and Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Key Operating Metrics

We review a number of metrics, including the key operating metrics discussed below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Monthly Unique Users: We define a monthly unique user, or MUU, as a user who can be identified with a unique identifier and has visited a website or social media account owned by TNL Mediagene at least once within a calendar month. We track MUUs across all 26 of our digital media brands. MUU data can change month-to-month, for example when current events drive users to our news websites, or quarterly, for example when seasonal promotions drive users to our technology and e-commerce sites. Based on the most recent available data sourced from Google Analytics for our branded websites and Semrush Holdings, Inc. for our social media accounts on YouTube, Instagram, TikTok, Facebook, X and other key social media platforms, for the twelve months ended March 31, 2026, we had approximately 36 million average MUUs.

Monthly Digital Footprint: We define our monthly digital footprint as the total number of page and video views across our 26 digital media brands and associated social media platforms, including, among others, YouTube, Instagram, TikTok, Facebook and X, within a calendar month. We track digital footprint monthly to understand how overall engagement with our brands may be changing. Digital footprint data can change month-to-month, quarter-to-quarter or year-to-year. For the twelve months ended March 31, 2026, we had an average monthly digital footprint of approximately 216 million views, based on the most recent available data sourced from Google Analytics for our branded websites and Semrush Holdings, Inc. for our social media accounts on YouTube, Instagram, TikTok, Facebook, X and other key social media platforms.

In addition to MUU and digital footprint, we collect first-party data from users who opt into sharing behavioral data through subscriptions to our branded sites, and zero-party data directly from user input such as surveys and account configurations. These data assets support our advertising and data analytics services and contribute to the quality of audience insights we provide to our clients.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success is dependent on multiple factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in “Item 3. Key Information—D. Risk Factors.”

Growth of Our Digital Studio Business

Our digital studio business is our largest revenue segment and our primary growth focus. Our performance and future results of operations are significantly influenced by our ability to grow revenue in this segment through expanding our client base, deepening existing client relationships and expanding the scope of services we provide. A significant portion of our digital studio revenue in Taiwan is derived from public sector and not-for-profit clients under annual project contracts, and our ability to renew and grow these contracts is an important factor affecting our results. In Japan, our digital studio business is driven by long-term corporate client relationships, and our ability to retain these clients and expand our engagements with them is similarly important.

The launch of AI-assisted products and services within our digital studio business in the fourth quarter of 2025 represents a new avenue for revenue growth. Our ability to successfully commercialize these offerings — including introducing them to existing clients and attracting new clients on the basis of these capabilities — will be an important factor in our future results of operations. There is no assurance that these offerings will achieve the client adoption or revenue contribution we anticipate.

User Growth and Engagement

The number of MUUs is important to the growth of our media and branded content and technology businesses because it influences our advertising inventory and the audience data we can offer to advertising clients. However, we are focused not just on the volume of MUUs but also on the quality of their engagement with our brands. Our digital studio business, which is our largest revenue segment, is not directly dependent on MUU volume, as it generates revenue through project-based client engagements. User engagement nonetheless supports our digital studio business indirectly by strengthening our audience data assets and the credibility of our media brands with corporate clients.

Changes in the Advertising Market

Our media and branded content and technology businesses are affected by changes in the digital advertising market, which in turn is influenced by client demand. Changes in any general industry conditions and our ability to adapt to such changes could affect our business and the results of operations. While we are subject to the cyclical nature of the advertising market, our 26 digital media brands are off platform. As such, we are less reliant on social media or search traffic than other on-platform media brands to drive advertising spend, and our business is not dependent on revenue sharing with platform owners. We believe that advertisers will continue to seek to engage directly with Asian Millennial and Gen Z audiences, and our 26 digital media brands provide unique, direct access which dilutes the impact of changes in the broader advertising market. At the same time, the rapid adoption of AI-based search and content discovery experiences represents a structural change in how users discover online content that may affect referral traffic to our digital media brands over time. We are monitoring these developments and their potential impact on our advertising revenues. See “Item 3. Key Information—D. Risk Factors” for further discussion of these risks.

Changes in the E-commerce Market

We continue to capitalize on the growing e-commerce trend, and we believe we are well positioned to monetize e-commerce. We can earn revenue both at the top of the e-commerce buying funnel through creating branded content that introduces audiences to new products, and at the bottom of the e-commerce buying funnel through sale of advertised products via affiliate links on our websites. Our e-commerce revenue is diversified across platforms, such as including Amazon and Rakuten, where we earn a take-rate on gross merchandise value, through crowdfunding e-commerce sites, and on our GIZMART platform and other proprietary e-commerce experiences. Our retail media and e-commerce revenues have grown in recent periods, reflecting increased audience engagement with our commerce offerings.

Seasonality

Our results of operations are subject to seasonal variations across our three business units.

Digital Studio: Revenue from the digital studio business in Taiwan is typically highest in the first and fourth quarters of a calendar year. In Taiwan, many of our digital studio clients are public sector and not-for-profit organizations who tend to enter into one-year projects at the beginning of the calendar year. We recognize revenue on these projects over time as the underlying services are rendered, with more services typically provided in the first and fourth quarters of the calendar year compared to other quarters. In Japan, revenue from the digital studio business does not have similar seasonality as many of our digital studio clients are clients that we have established long-term relationships and enter into contracts for various services with us throughout the year. The introduction of AI-assisted products and services within our digital studio business may over time affect the revenue and cost profile of this segment, though the extent of any such impact is not yet determinable.

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

Given that our digital studio business — which is less seasonal than our media and technology businesses — is our largest and growing revenue segment, we expect the overall seasonal concentration of our revenues to moderate over time as the digital studio business represents a larger proportion of total revenue. We continue to expect some degree of seasonality in our media and branded content and technology businesses.

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

Cross selling Other Products and Services

Our performance depends on our ability to introduce our existing clients to other products and services within our portfolio. Across our three business units, we serve a diversified client base that includes both advertising clients engaging our media and technology businesses and corporate clients engaging our digital studio business for marketing strategy, creative and research services. Across our three business units — digital studio, media and branded content, and technology — we generate revenue from distinct products or services. Many of our corporate engagements, particularly in the digital studio business, are multi-year relationships that create ongoing opportunities to expand the scope of services we provide.

We believe we have a significant opportunity to capture increased wallet share from our existing client base through three cross-sell dynamics. First, advertising clients who initially engage us for media placements or technology solutions can be introduced to our digital studio services, including marketing strategy, creative design and market research. Second, digital studio clients who engage us for creative or strategic mandates can be introduced to our media and technology capabilities for audience reach and data analytics. Third, our AI-assisted products and services, which we launched within our digital studio business in the fourth quarter of 2025, represent a new category of offerings that we can introduce to our existing client base as a value-added enhancement to our current engagements. We believe these cross-sell dynamics, combined with our long-term client relationships, position us to grow revenue per client over time.

Operating Efficiencies

Our results of operations depend on our ability to manage expenses while investing in the growth of our digital studio and technology businesses. Beginning in the second half of 2025, we implemented a series of cost and operational efficiency initiatives with the objective of improving our operating cost structure and progressing toward EBITDA profitability.

Our net profit (loss) margins for 2023, 2024 and 2025 were negative 3.4%, negative 175.2% and negative 99.0% respectively. Our results in 2024 were particularly affected by one-time transaction-related costs related to our Nasdaq listing in December 2024 and impairment loss on goodwill related to the merger with Mediagene.

We incurred impairment losses of $25.5 million and $25.5 million against goodwill of Mediagene in 2024 and 2025, respectively, fully writing off goodwill of Mediagene in 2025, because the anticipated synergies from the 2023 merger with Mediagene fell short of initial expectations following changes in the operating environment, resulting in downward revisions to projected future revenues and a corresponding decline in fair value.

Our cost efficiency initiatives implemented during the second half of 2025 include the following:

Headcount optimization - Our total headcount decreased from 501 full-time employees at the time of our Nasdaq listing in December 2024 to 473 full-time employees as of December 31, 2025, reflecting selective staff reorganization aligned with our strategic priorities. We expect to continue evaluating our organizational structure in 2026 to ensure alignment with our long-term strategy and to support further improvements in our cost structure.

Office space consolidation - We have consolidated our office space in Taiwan, with the benefits flowing through our cost structure starting in January 2026. This initiative, together with our headcount actions, is expected to reduce our sales, general and administrative expenses in 2026 compared to 2025.

Content production efficiency - In our media and branded content business, we have implemented AI-powered translation and AI-assisted editorial tools that have improved the efficiency of our content production workflow. These tools have reduced the resource intensity of producing and distributing multilingual content across our digital media brands, contributing to reduced freelance content costs while maintaining content output.

IT and infrastructure optimization - We have centralized our IT infrastructure, reducing server and related technology costs. We believe continued investment in our technology platform will enable greater operational efficiency over time.

We are also refining our sales team compensation structure to better align incentives with revenue performance and margin outcomes. Taken together, we believe these initiatives, combined with continued revenue growth in our digital studio and technology businesses, position us to make progress toward EBITDA profitability. There can be no assurance, however, that these initiatives will achieve the cost reductions we anticipate or that revenue growth will be sufficient to offset our operating expenses. See “Item 3. Key Information—D. Risk Factors” for a discussion of the risks associated with our cost management and growth plans.

Product Innovation — Research and Development

Our product innovation and research and development efforts are focused on two areas. First, within our digital studio business, we launched AI-assisted products and services in the fourth quarter of 2025. These offerings are designed to enhance the quality and efficiency of the marketing strategy, creative and research services we provide to our clients. We intend to continue investing in and expanding these AI-assisted capabilities, and we expect them to support both new client acquisition and deeper engagement with our existing client base over time.

Second, within our technology business, we continue to invest in our retail media, e-commerce, AdTech and CDP/data licensing capabilities with the objective of growing revenue from these higher-margin product lines. Our GIZMART e-commerce platform and retail media offerings have grown in recent periods and we intend to continue investing in these capabilities.

We believe that our operations in Taiwan, where we have a strong brand as a data technology research and development company with a market-leading talent pool and benefit from relatively lower costs, provide a competitive foundation for our technology and AI-related product development. However, our investments in AI-assisted digital studio offerings and technology products may not achieve the uptake we expect and thus our investment in technology may negatively impact our financial performance in the short term. In addition, our performance and future success depend on several specific factors that present significant opportunities but also pose risks and challenges, including those discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Technology, Security and Privacy.”

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

Components of Results of Operations

Revenue

We generate revenue from three business units: (1) digital studio, (2) media and branded content, and (3) technology:

Digital Studio: Our digital studio revenue primarily includes revenue from providing integrated marketing services, including market research and audience insights, branding, creative and design services, media communication, data analysis and public relations, as well as consulting services in creating and implementing the clients’ marketing plans. Revenue is typically generated through project-based engagements with clients, primarily corporate clients in Japan and government agency clients in Taiwan, with fees negotiated on a project basis and recognized over time as services are rendered. In the fourth quarter of 2025, we launched AI-assisted products and services within our digital studio business; revenue from these offerings is recognized as the underlying services are delivered to clients.

Media and Branded Content: Our media and branded content revenue includes advertising revenue, sponsored content, subscriptions, and events. The majority of revenue in this business unit is from the sale of content or advertising space on our owned digital media brand websites. Advertising space is offered both to end advertising clients and other content advertisers. Sponsored content involves the creation, distribution, and promotion of articles and other branded content for a client. Subscription revenue includes fees to access our premium content websites. Event revenue consists of sponsorship and ticket sales, which we recognize when the event is completed.

Technology: Our technology revenue primarily includes revenue from retail media, e-commerce, advertising technology (AdTech), and CDP/data licensing. Retail media revenue is generated by leveraging our audience data and content capabilities to connect advertisers with consumers who are near the point of purchase, utilizing our technology platform and e-commerce partnerships to deliver performance-driven promotional content. E-commerce revenue is generated primarily through co-branded e-commerce experiences on select digital media brands, affiliate links on our websites that direct viewers to third-party platforms such as Amazon and Rakuten, and partnerships with crowdfunding and other e-commerce platforms. Revenue from our owned e-commerce platforms, primarily through our GIZMART platform, an online store operated by Gizmodo Japan that sells curated technology and design products to our audiences, is recognized based on gross merchandise value, with our share reflecting our contributions in promotion, platform usage and intellectual property. Affiliate and commission revenue varies based on contractual arrangements with each third-party platform. AdTech revenue is generated through advertising technology services provided to advertising clients through our own and third-party networks, including demand-side platform services. CDP and data licensing revenue is generated by providing audience data platform services to clients and licensing access to our data analytics capabilities.

Cost of revenue

Our cost of revenue primarily consists of compensation-related expenses and costs incurred for the creation of editorial and sponsored content across our digital media brand websites, the amounts due to external media suppliers, and third-party content creators, and the creation and provision of integrated marketing services and consulting services. The deployment of AI-powered translation and editorial tools in our media and branded content business has contributed to a reduction in freelance and third-party content creation costs during 2025. Costs for web hosting for our digital media brand websites and e-commerce sites, as well as provision of advertising technology services and data licensing are also included in our cost of revenue.

Sales, general and administrative expenses

Our sales, general and administrative expenses (SG&A) consist primarily of personnel-related costs including salaries, benefits and share-based compensation for employees engaged in sales and marketing, as well as employees engaged in corporate functions such as finance, legal, human resources, information technology, communications, and other administrative functions. Sales, general and administrative expenses also include costs incurred for advertising, marketing and promotional expenditures, professional services, including outside legal and accounting services, as well as allocated facilities and other supporting overhead costs.

Our SG&A in 2024 was significantly elevated by one-time listing expenses and professional service fees incurred in connection with our Nasdaq listing in December 2024, which are not expected to recur. In 2025, our SG&A also included public company compliance and related costs — such as legal, audit, insurance and investor relations expenses — that we expect to partially normalize in 2026 as these costs reflect both recurring public company obligations and certain residual costs carried over from the 2024 listing. The headcount reductions and office space consolidation we implemented during the second half of 2025 are expected to contribute to reductions in the personnel and facilities components of SG&A in 2026. See “— Key Factors Affecting Our Results of Operations — Operating Efficiencies.”

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs including salaries, benefits, and share-based compensation for engineers and other employees engaged in the research, design, and development of our technology platform and AI-assisted digital studio products and services. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities and other supporting overhead costs. Research and development expenses that do not meet the criteria for capitalization are expensed as incurred.

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

Following our Nasdaq listing in December 2024, all convertible preference shares were converted into TNL Mediagene Ordinary Shares and FVTPL movements associated with those instruments ceased to recur. For the year ended December 31, 2025, gains and losses on financial liabilities at FVTPL primarily relate to fair value movements on our outstanding convertible notes.

Finance costs

Our finance costs consist primarily of interest expenses on our borrowings and our lease liabilities.

Income tax expense

As a result of business acquisitions, we recognized certain intangible assets that are subject to amortization. The amortization of these intangible assets may result in deductible expenses for tax purposes, which could provide income tax benefits. We have accordingly recognized income tax benefits of $0.6 million, $0.3 million and $5.1 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

No income tax payable for Taiwan tax was recognized in the financial statements as of December 31, 2023. Income tax payable for Taiwan tax of $38,385 and $83,984 was recognized in the financial statements as of December 31, 2024 and 2025, respectively.

Japan

Our operations are based partially in Japan and we are subject to income tax on an entity basis on our estimated chargeable income arising in Japan at the applicable statutory tax rate of 34.6%.

Results of Operations

Our results of operations for the years ended December 31, 2023, 2024 and 2025 are presented below:

Year ended December 31,
$(in dollars, unless otherwise stated)	2023	2024	2025	2023 - 2024 Change	2024% Change	2024 - 2025 Change	2025% Change
Revenue	$35,838,780	$48,493,897	$45,020,570	$12,655,117	35.3%	$(3,473,327)	-7.2%
Cost of revenue	(23,187,396)	(30,755,340)	(31,041,513)	(7,567,944)	32.6%	(286,173)	0.9%
Gross profit	12,651,384	17,738,557	13,979,057	5,087,173	40.2%	(3,759,500)	-21.2%
Operating expenses:
Sales, general and administrative expenses	(16,421,386)	(62,004,194)	(21,227,326)	(45,582,808)	277.6%	40,776,868	-65.8%
Research and development expenses	(3,327,185)	(3,052,515)	(3,124,214)	274,670	-8.3%	(71,699)	2.5%
Impairment loss on intangible assets	(298,424)	(29,026,050)	(39,211,519)	(28,727,626)	9626.4%	(10,185,469)	35.1%
Operating loss	(7,395,611)	(76,344,202)	(49,584,002)	(68,948,591)	932.3%	26,760,200	-35.1%
Non-operating income and expenses:
Interest income	19,340	21,773	18,557	2,433	12.6%	(3,216)	-14.8%
Other income	409,555	58,024	410,403	(351,531)	-85.8%	352,379	607.3%
Other gains and losses	5,458,803	(851,689)	486,937	(6,310,492)	n.m.(1)%	1,338,626	n.m.(1)%
Finance costs	(298,958)	(8,167,872)	(927,622)	(7,868,914)	2,632.1%	7,240,250	-88.6%
Loss before income tax	(1,806,871)	(85,283,966)	(49,595,727)	(83,477,095)	4,620.0%	35,688,239	-41.8%
Income tax benefit	591,082	307,246	5,038,864	(283,836)	-48.0%	4,731,618	1,562.0%
Loss for the year	(1,215,789)	(84,976,720)	(44,556,863)	(83,760,931)	6,889.4%	40,419,857	-47.6%

(1)	“n.m.” means not meaningful

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2025

Revenue

Revenue decreased from $48.5 million in 2024 to $45.0 million in 2025, a decrease of $3.5 million, or 7.2%. The revenue decrease was primarily attributable to a decline in our media and branded content and technology business units, partially offset by continued growth in our digital studio business unit.

In the year ended December 31, 2025, our digital studio business unit recorded $18.7 million of revenue, a decrease of $1.8 million from $20.5 million in 2024. The digital studio revenue for 2025 reflected stability of long-term client engagements in Japan, where our integrated marketing and creative services business benefited from deepening relationships with existing corporate clients and the addition of new mandates. In Taiwan, revenue from integrated marketing projects for public sector and not-for-profit clients remained a stable contributor to digital studio revenue, consistent with the prior year. Our appointment as lead partner for TechGALA Japan 2026, a global technology conference held in Nagoya, also contributed to digital studio revenue during the year through event planning and production services. In the fourth quarter of 2025, we launched AI-assisted products and services within our digital studio business; however, revenues from these offerings were not material during the year ended December 31, 2025.

In the year ended December 31, 2025, our media and branded content business unit recorded $12.9 million of revenue, a decrease of $0.8 million from $13.7 million in 2024. The decrease in our media and branded content business was primarily attributable to industry-wide impacts of AI-driven changes to search engine algorithms and content discovery, which reduced organic search referral traffic to our digital media brands during 2025, negatively affecting advertising inventory and revenue. These structural changes in the digital media landscape, including the increasing prominence of AI-generated search responses that reduce traffic to underlying source websites, represent a headwind to our media and branded content revenues that we expect to continue.

For the same period, our technology business unit recorded $13.5 million of revenue, a decrease of $0.7 million from $14.2 million in 2024. Technology revenue remained generally stable year-over-year, as growth in our retail media business partially offset softness in our advertising technology revenues. Our retail media business also continued to grow, benefiting from our data analytics capabilities and partnerships with e-commerce platforms in Japan and Taiwan. These gains were partially offset by a decline in advertising technology revenues, which was affected by industry-wide reductions in organic search referral traffic to digital media properties driven by the increasing adoption of AI-based search and content discovery experiences.

With respect to our reportable segments, revenue from MG Group increased by 2.2% from $23.9 million for the year ended December 31, 2024 to $24.4 million for the same period in 2025. Revenue from TNL Group decreased by 15.3% from $24.6 million for the year ended December 31, 2024 to $20.9 million for the same period in 2025.

For information related to our reportable segments, which differ from the business units discussed above, please see Note 43 of our audited consolidated financial statements included elsewhere in this annual report.

Cost of revenue

Cost of revenue increased $0.3 million, or 0.9%, to $31.0 million in 2025 from $30.8 million in 2024. Cost of revenue was essentially flat year-over-year despite the decline in revenue, reflecting continued investment in content production and digital studio delivery costs. The deployment of AI-powered translation and editorial tools in our media and branded content business contributed to a reduction in freelance and third-party content creator costs during 2025, partially offsetting increases in other cost of revenue components.

Sales, general and administrative expenses

Sales, general and administrative expenses decreased $40.8 million, or 65.8%, to $21.2 million in 2025 from $62.0 million in 2024. The significant decrease was primarily attributable to the absence in 2025 of the one-off non-cash listing expense of $38.2 million and professional service fees of $4.1 million that we incurred in 2024 in connection with the completion of the Nasdaq listing in December 2024, which together accounted for $42.3 million, or 68.2%, of our total sales, general and administrative expenses in 2024.

Excluding these one-time 2024 listing-related costs, our underlying sales, general and administrative expenses increased by $1.5 million, or 7.7%, from $19.7 million in 2024 to $21.2 million in 2025. This increase was primarily attributable to public company compliance costs incurred in 2025 — including legal, audit, insurance and investor relations expenses associated with operating as a Nasdaq-listed company — that were not present at the same level in the prior year comparative period, as we only became a listed company in December 2024. These incremental public company costs were partially offset by cost savings from the cost efficiency initiatives we implemented during the second half of 2025, including headcount reductions, office space consolidation in Taiwan, and reduced freelance and IT infrastructure costs. The full benefit of these efficiency initiatives is expected to contribute more meaningfully to our cost structure in 2026. See “— Key Factors Affecting Our Results of Operations — Operating Efficiencies.”

Research and development expenses

Research and development expenses increased $72 thousand, or 2.5%, to $3.12 million in 2025 from $3.05 million in 2024. Research and development expenses were essentially flat year-over-year, reflecting continued investment in our technology platform and AI-assisted digital studio product development, offset by cost efficiencies in system service expenses.

Impairment loss on intangible assets

Impairment loss on intangible assets increased $10.2 million, or 35.1%, to $39.2 million in 2025 from $29.0 million in 2024. The 2025 impairment loss was entirely attributable to Mediagene and its subsidiary (“MG Group”), primarily consisting of (i) an impairment loss of $25.5 million recognized against the remaining goodwill of MG Group, resulting in the full write-off of MG Group goodwill to a carrying amount of zero as of December 31, 2025; (ii) an impairment loss of $10.4 million recognized against trademarks; and (iii) an impairment loss of $3.2 million recognized against customer relationships. The impairment was triggered by the downsizing of MG Group’s e-commerce operations as a result of increased market competition, which led to a downward revision in MG Group’s future revenue forecasts and a projected decline in profitability. As a result of this downward revision, the recoverable amount of the MG Group cash-generating unit fell below its carrying amount, necessitating the recognition of the impairment loss.

In 2024, we incurred an impairment loss of $29.0 million, which mainly consisted of an impairment loss of $25.5 million against goodwill of Mediagene and an impairment loss of $3.1 million due to the downsizing of the e-commerce department of Polydice Inc.

Operating loss

As a result of the foregoing, operating loss decreased $26.8 million, or 35.1%, to $49.6 million in 2025 from $76.3 million in 2024. The improvement in operating loss was primarily driven by the absence of the one-time 2024 Nasdaq listing expenses, partially offset by the decline in gross profit and the increase in impairment loss on intangible assets.

Other gains and losses

Other gains and losses recorded a gain of $0.5 million in 2025 compared to a loss of $0.9 million in 2024, an improvement of $1.3 million. The improvement was primarily attributable to a non-cash valuation gain of $1.3 million recognized in connection with the earn-out consideration relating to our acquisition of Green Quest Holdings, Inc., a portion of which was designated as earn-out shares and classified as a financial liability measured at fair value through profit or loss during 2025. The fair value of these earn-out shares was determined by reference to the market closing price of TNL Mediagene Ordinary Shares. During 2025, and prior to the completion of the share issuance, the fair value of the earn-out share liability decreased as a result of movements in the market price of our ordinary shares, resulting in the recognition of a valuation gain of $1.3 million. As of December 31, 2025, all equity consideration under the share purchase agreement had been issued and the earn-out liability was extinguished. For further details on the Green Quest acquisition, see Note 13(b) to our audited consolidated financial statements included elsewhere in this annual report.

Finance costs

Finance costs decreased $7.2 million, or 88.6%, to $0.9 million in 2025 from $8.2 million in 2024. The significant decrease was primarily due to the repayment during 2025 of our outstanding convertible note obligations, including the Initial Note issued to 3i in December 2024 in the aggregate principal amount of $4.7 million, which we repaid in full during 2025. The 2024 finance costs included $7.7 million related to the recognition of the excess of the fair value of equity instruments granted over the proceeds received in connection with the issuance of convertible notes in November 2024, which did not recur in 2025.

Loss for the year

As a result of the foregoing, net loss decreased $40.4 million, or 47.6%, to $44.6 million in 2025 from $85.0 million in 2024. The improvement in net loss was primarily driven by the absence of one-time 2024 Nasdaq listing expenses and the significant decrease in finance costs, partially offset by the decline in gross profit and the increase in impairment loss on intangible assets.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2024

For a comparison of the results of operations for the years ended December 31, 2023 and December 31, 2024, see ‘Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2024’ in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025 (File No. 001-42424), which is incorporated herein by reference.

B. Liquidity and Capital Resources

In the years ended December 31, 2023, 2024 and 2025, we have generated negative cash flows from operations and have financed our operations mainly through equity contributions from our shareholders in addition to borrowings from banks and payments received from our clients. As of December 31, 2025, cash and cash equivalents were $1.9 million, down $1.7 million when compared to $3.6 million as of December 31, 2024. The decrease was primarily attributable to repayment of outstanding debt and contractual obligations, including the repayment of the outstanding balance under the Initial Note and outstanding professional and service fees associated with the business combination with Blue Ocean and the listing on the Nasdaq in December 2024. For the year ended December 31, 2025, our loss for the year was $44.6 million and net cash used in operating activities for the year amounted to $4.9 million. Our loss for the year ended December 31, 2025 includes a non-cash impairment loss on intangible assets of $39.2 million, and excluding these non-cash items, our cash operating losses in 2025 were lower than in 2024. Nevertheless, these conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern depends on its ability to improve operating conditions and raise additional capital through equity offerings or debt financings. Our management’s business plans consider, among others, cost management, the issuance of equity and promissory notes and renewal of its loan facilities with financial institutions. Our management has prepared cash flow projections and considered the funding requirements for a period through April 30, 2027. Based on this review, and assuming that operations continue as currently planned, it was projected that additional financing would be required prior to the fourth quarter of 2026. To support our ongoing liquidity, we raised approximately $2.2 million from the issuance of the 2025 PIPE Shares during the third and fourth quarters of 2025 and issued the Second Note for proceeds of $1.5 million in the fourth quarter of 2025. In addition, we currently have in place an ELOC with Tumim, which provides us the flexibility to sell ordinary shares from time to time and receive cash proceeds to fund working capital and operational needs. However, there is no assurance that the ELOC can be utilized to the extent required for working capital and operational needs. In addition, we continue to evaluate a range of potential financing options, including debt and equity instruments, that may offer more attractive terms and strengthen our long-term capital structure. Such options are subject to negotiation and agreement with counterparties, and there is no guarantee that they will be successfully executed. Although our management continues to pursue these plans, there can be no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations.

Our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2024 and 2025 include disclosure regarding substantial doubt about our ability to continue as a going concern, primarily as a result of the recurring losses from operations, negative working capital and net operating cash outflow, as more fully described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations and Industry—Our recurring losses from operations, negative working capital and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends in part on improving our operating and financing conditions” and Note 1 to our audited consolidated financial statements presented elsewhere in this annual report.

Our cash requirements primarily include financing obligations, capital expenditure, lease obligations, contractual obligations, and other commitments. Our capital expenditures are primarily related to the purchase of IT equipment for employees and have not been material. Our lease obligations consist of the commitments under rental agreements for our office premises. Our contractual obligations primarily consist of repayment for borrowings. We expect these items to continue to be the primary part of our short-term cash requirements. In addition, as part of our growth strategy, we intend to continue investing in our technology platform and AI-assisted digital studio products and services and broaden our client base. These investments may generate long-term cash requirements. We intend to fund our future material cash requirements with additional financings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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

Finance Costs and Debt

Our finance costs decreased from $8.2 million in 2024 to $0.9 million in 2025, following an increase from $0.3 million in 2023 to $8.2 million in 2024. The significant peak in 2024 was primarily due to the issuance of convertible notes in November 2024 and subsequent conversion of such convertible notes into TNL Mediagene Ordinary Shares and TNL Mediagene Warrants in December 2024, which resulted in recognition of the excess of the fair value of equity instruments granted and the proceeds received as a finance cost of $7.7 million. This non-cash charge did not recur in 2025. The decrease in finance costs in 2025 reflects the repayment in full of the Initial Note issued to 3i in December 2024 and the substantially reduced level of outstanding convertible note obligations during 2025 compared to 2024.

We had $11.2 million in outstanding debt as of December 31, 2025 with an average interest rate of 4.0%. The debt consists of $3.5 million in short-term borrowings with an average interest rate of 5.1% and $7.7 million in long-term borrowings (including the current portion) with an average interest rate of 3.7%. We have strong relationships with local banks and secured low interest-rate long-term loans and bank facilities during the favorable interest-rate environments in Japan and Taiwan.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows:

	Year ended December 31,
$( in thousands, unless otherwise stated)	2023	2024	2025
Net cash used in operating activities	$(1,424,482)	$(10,212,070)	$(4,896,060)
Net cash generated from (used in) investing activities	252,741	922,857	(897,269)
Net cash generated from financing activities	530,972	10,022,413	3,929,410
Effects of exchange rates changes on cash and cash equivalents	(63,249)	(116,742)	147,574
Net increase (decrease) in cash and cash equivalents	$(704,018)	$616,458	$(1,716,345)

Cash Flows Generated from (Used in) Operating Activities

Cash flows generated or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received, and income tax paid.

Net cash used in operating activities was $4.9 million in 2025. The improvement from $10.2 million used in operating activities in 2024 was primarily attributable to the absence in 2025 of the significant cash payments for professional service fees incurred in connection with our Nasdaq listing in December 2024, which were substantially settled in cash during 2024 and early 2025. Excluding these one-time listing-related cash outflows, underlying operating cash used in 2025 was higher than the comparable 2024 period, primarily reflecting public company compliance costs of approximately $3.8 million — including legal, audit, insurance and investor relations expenses — that were not present at the same level in 2024 given we only became a Nasdaq-listed company in December 2024. Net cash used in operating activities was $10.2 million in 2024, primarily comprising $7.6 million used in the payment of professional service fees that we incurred in connection with the business combination with Blue Ocean and other payables and a $2.0 million decrease in working capital. Net cash used in operating activities was $1.4 million in 2023, primarily from the payment of professional service fees that we incurred in connection with the merger with Mediagene and preparation of the business combination with Blue Ocean.

Cash Flows Generated from (Used in) Investing Activities

Cash used in investing activities primarily relates to the acquisition of financial assets, payment of contingent considerations, the acquisition of property, plant and equipment, the acquisition of intangible assets and the acquisition of subsidiaries.

Net cash used in investing activities was $0.9 million in 2025, primarily attributable to capital expenditures for IT equipment and acquisitions of intangible assets. The change from net cash generated of $0.9 million in 2024 to net cash used of $0.9 million in 2025 primarily reflects the absence in 2025 of the one-time cash inflow of $1.6 million received in connection with the acquisition of Green Quest Holdings Inc. in 2024, which did not recur, partially offset by $0.4 million used in acquisitions of financial assets at amortized cost and $0.3 million used in acquisition of intangible assets. Net cash generated from investing activities was $0.3 million in 2023, primarily due to $0.9 million in cash received from the acquisition of Mediagene through a share exchange transaction, partially offset by our payment for contingent consideration of $0.4 million related to the acquisition of Polydice Co., Ltd. in 2022.

Cash Flows Generated from (Used in) Financing Activities

Net cash generated from financing activities was $3.9 million in 2025, primarily consisting of approximately $2.2 million in net proceeds from the issuance of ordinary shares to certain existing shareholders and new private investors under our 2025 PIPE transactions during the third and fourth quarters of 2025, and $1.5 million in proceeds from the issuance of the Second Note to 3i,. Net cash generated from financing activities was $10.0 million in 2024, primarily consisting of $4.4 million in net proceeds from the issuance of the November PIPE Convertible Notes and $6.5 million in proceeds from the issuance of various convertible notes in connection with the completion of the business combination with Blue Ocean, which are accounted for as financial liabilities at fair value through profit and loss, plus $7.9 million in new long-term borrowings and $1.9 million increase in short-term borrowings, partially offset by $4.3 million in repayments of short-term borrowings, $5.1 million in repayments of long-term borrowings and $1.3 million in lease and bond repayments. Net cash generated from financing activities was $0.5 million in 2023, primarily consisting of $1.2 million in net proceeds from short-term and long-term bank loans and bonds payable, and $0.3 million in proceeds received from issuance of new ordinary shares including employees’ exercise of stock option, partially offset by $0.8 million in repayment of lease liabilities and $0.3 million in payments to acquire increased ownership interests in subsidiaries.

Material Contractual Obligations and Commitments

During the periods presented, we did not have any material contractual obligations and commitments other than those described in this annual report, including our outstanding borrowings and lease obligations described above and the Second Note issued to 3i and the ELOC with Tumim.

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

D. Trend Information

The following discussion describes trends, uncertainties and events that management believes are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources going forward.

AI-Based Structural Changes in Digital Media. The rapid adoption of AI-based search and content discovery experiences has contributed to reduced organic search referral traffic to our digital media brands and affected our media and branded content and advertising technology revenues during 2025. We expect this trend to continue to exert pressure on these revenue streams in 2026 and beyond.

Revenue Transition Toward Digital Studio and Technology. Our revenue mix has been shifting toward our digital studio and technology businesses. We expect this transition to continue in 2026 as we expand our digital studio client base, grow our AI-assisted product and service offerings and develop our retail media and e-commerce businesses.

Cost Structure Improvement. We implemented cost efficiency initiatives during the second half of 2025, the full benefit of which is expected to be reflected in our cost structure in 2026. We also expect certain public company compliance costs incurred in 2025 to normalize in 2026, supporting our objective of improving our operating cost structure.

Macroeconomic Conditions. Our business is subject to macroeconomic conditions in Japan, Taiwan and globally. Key macroeconomic risks for 2026 include the ongoing military conflict between the United States and Iran, which commenced in late February 2026 and has disrupted global energy supply chains and contributed to elevated energy prices and broader economic uncertainty; the impact of tariffs and trade policy measures imposed by the United States and potential retaliatory measures by trading partners, which may affect advertising spending by multinational clients in our markets; monetary policy developments in Japan that may affect foreign exchange rates and borrowing costs; and geopolitical risks including cross-strait tensions between Taiwan and mainland China. Given Japan’s significant dependence on Middle Eastern energy imports, a prolonged disruption to regional energy supply chains could have a material adverse impact on the Japanese economy and on business conditions in our primary markets. We are unable to predict the duration or economic impact of these developments with any certainty. See “Item 3. Key Information — D. Risk Factors” for further discussion

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Name	Age	Position	Position Held Since
Joey (Tzu-Wei) Chung	42	Director and President	April 2, 2026(1)
Motoko Imada	59	Director and Chief Executive Officer	April 2, 2026(2)
Hiroyuki Terao	55	Chief Financial Officer	December 5, 2024
Richard (Chih-Wei) Lee	35	Chief Technology Officer and Head of Research and Development	March 1, 2024
TJ (Tae Jun) Park	43	General Counsel and Chief Corporate Affairs Officer	August 1, 2025
Marcus Brauchli	64	Director and Chairman of the Board of Directors	January 14, 2025(3)
Priscilla Han	41	Director	December 5, 2024
Lauren Zalaznick	63	Director	December 5, 2024
Naoko Okumoto	59	Director	July 1, 2025
Hiroto Kobayashi	61	Director and Chief Content Officer — Japan	May 26, 2023
Mario (Shih-Fan) Yang	44	Chief Content Officer — Taiwan	May 26, 2023

Notes:

(1)

Indicates Mr. Chung’s appointment date as the President of TNL Mediagene. Mr. Chung previously served as the Chief Executive Officer of TNL Mediagene from May 26, 2023, the date of the merger between TNL and Mediagene. Prior to the merger, Mr. Chung served as the chairman and chief executive officer of TNL since January 16, 2015.

(2)

Indicates Ms. Imada’s appointment date as the Chief Executive Officer of TNL Mediagene. Ms. Imada previously served as the President of TNL Mediagene from May 26, 2023, the date of the merger between TNL and Mediagene. Prior to the merger, Ms. Imada served as the representative director and chief executive director of Mediagene since October 30, 1998.

(3)	Indicates Mr. Brauchli’s appointment date as the Chairman of the Board of Directors of TNL Mediagene. Mr. Brauchli has been serving as a Director of TNL Mediagene, including as a director of TNL, since November 21, 2016.

The following is a brief biography of each of our executive officers and directors:

Motoko Imada. Ms. Imada has been currently serving as Chief Executive Officer of TNL Mediagene since April 2, 2026. Ms. Imada previously served as President of TNL Mediagene from May 26, 2023, the date of the merger between TNL and Mediagene, until April 2, 2026. Prior to the merger, Ms. Imada co-founded Mediagene, then INFOBAHN Group, Inc., in 1998 and founded the digital advertising agency INFOBAHN Inc. in 2015. Prior to her career as a founder, Ms. Imada held various roles in the publishing industry, where she helped launch the Japanese edition of WIRED Magazine and served as that publication’s business manager. Ms. Imada holds a Bachelor’s degree in Economics from Doshisha University. We believe Ms. Imada is qualified to serve as a Director because of her extensive experience and proven track record in founding and leading successful companies in the media and digital advertising industry, as well as the strategic vision and leadership abilities she has demonstrated throughout her career.

Joey (Tzu-Wei) Chung. Ms. Chung has been currently serving as President of TNL Mediagene since April 2, 2026. Mr. Chung previously served as the Chief Executive Officer of TNL Mediagene from May 26, 2023, the date of the merger between TNL and Mediagene, until April 2, 2026. Prior to the merger, Mr. Chung served as Chairman and Chief Executive Officer at TNL, which he co-founded. Prior to founding TNL, Mr. Chung was the General Manager of Sanrio Co., Ltd. in China and New Business Development Manager at Sanrio, Inc. in the United States. Prior to that, Mr. Chung worked in the Equity Research Department of UBS Securities Pte., Ltd., Taipei Branch, and as a columnist for Business Weekly. Mr. Chung holds a Bachelor of Arts in Foreign Languages and Literature from National Taiwan University and a M.B.A. from Harvard Business School. We believe Mr. Chung is qualified to serve as a Director because of the knowledge, operational expertise and continuity he brings to TNL Mediagene as a founder of TNL, as well as his wide-ranging industry experience.

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

Richard Lee. Mr. Lee was the Group Chief Integration Officer at TNL and presently serves as our Chief Technology Officer and the Head of Research and Development. Prior to joining the group, Mr. Lee founded and sold INSIDE and iCook to TNL, where he served as Chief Technology Officer and led product development. Mr. Lee holds a Bachelor of Science — Computer Science degree from National Chengchi University.

TJ (Tae Jun) Park.  Mr. Park has served as our General Counsel since August 2025 and concurrently serves as our Chief Corporate Affairs Officer. Prior to joining us, Mr. Park was a capital markets attorney in the Tokyo office of Morrison & Foerster LLP, where he focused on cross-border capital markets transactions, public company advisory, and corporate governance matters for clients across the Asia-Pacific region, with a particular emphasis on U.S.-listed Japanese and other Asian issuers. Mr. Park is admitted to practice law in the State of New York. He received his J.D. from Georgetown University Law Center and holds B.A. degrees in Asian Studies and Political Science from the University of California, Berkeley, and studied at Tsinghua University School of Law. Mr. Park is fluent in English, Japanese, and Korean.

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

Naoko Okumoto. Ms. Naoko Okumoto, our Director, is a seasoned entrepreneur and investor with two decades of experience in tech investment, cross-border business development, and strategic partnership management. Ms. Okumoto is the founder and managing partner of NIREMIA Collective, an early-stage venture capital fund focusing on health and wellbeing technology, and CEO of Amber Bridge Partners, a cross-border business advisory firm. She previously served as Vice President at Yahoo! Inc. in the U.S. overseeing joint ventures and began her career at Microsoft Corporation. Currently, Ms. Okumoto also serves as a Non-Executive Director at Yappli, Inc. (listed on the Tokyo Stock Exchange), and previously served on the boards of S4 Capital plc (listed on the London Stock Exchange) and EdCast (acquired by Cornerstone OnDemand). We believe Ms. Okumoto’s extensive experience in cross-border business development, along with her expertise and proven track record of building new businesses within Silicon Valley and APAC corporate settings and driving revenue growth, bring valuable global perspective, strategic insight, and entrepreneurial acumen to our board of directors

Priscilla Han. Ms. Han is our Director and concurrently serves as the Chief Investment Officer of Reapra Pte. Ltd., a Singapore-based investment company with a portfolio that includes companies in a wide range of industries, including education, digital media, real estate, hospitality, healthcare and agriculture across Asia, where she has served since 2017. Before joining Reapra, she worked from April 2014 to July 2017 as an investment manager covering China and Southeast Asia for New Zealand Trade and Enterprise, which focuses on driving Foreign Direct Investment into New Zealand. From May 2014 to July 2017, Ms. Han was an Investment Committee Member for North Base Media where she led financial analysis for the portfolio, a corporate finance manager for Deloitte & Touche from January 2013 to April 2014 and an associate in M&A and investment for Singapore-based investment companies. We believe Ms. Han’s extensive experience in finance, as well as analyzing and advising growth companies in Asia brings important and valuable skills to our board.

Hiroto Kobayashi. Mr. Kobayashi has served as a Director of the Company since April 2, 2026 and was a cofounder of Mediagene, where he served as Director and Chief Visionary Officer. He presently serves as Chief Content Officer for our Japan office. Mr. Kobayashi is a highly regarded pioneer in digital media in Japan who started his career while a teenager by foregoing high school education. Mr. Kobayashi helped launch the Japanese edition of WIRED Magazine in 1994, and cofounded Mediagene in 1998. He has launched a variety of printed and online media outlets over the course of his career, including GIZMODO Japan. Since 2017 he has served as an official Japan partner for TOA, an international tech conference held in Berlin, and currently produces programs and fieldwork projects to co-create innovations focused on circular economy, biodiversity, and local government-private partnerships.

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of $1,383,839 in cash and benefits and 11,355 restricted shares to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors..

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

The 2015 Plan expired in June 2025 in accordance with its terms. As of the expiration date, no further awards may be granted under the 2015 Plan.

As of December 31, 2025, options to purchase an aggregate of approximately 17,000 TNL Mediagene Ordinary Shares remained outstanding under the 2015 Plan, and approximately 9,000 restricted shares remained subject to vesting. Any outstanding awards granted prior to the expiration of the 2015 Plan continue to be governed by their existing terms and the terms of the 2015 Plan, and TNL Mediagene may issue TNL Mediagene Ordinary Shares upon the exercise or settlement of such previously granted awards in accordance with their terms. For the avoidance of doubt, all outstanding awards under the 2015 Plan were adjusted to reflect the 1-for-20 Share Consolidation.

Future Equity Incentive Plan

TNL Mediagene does not currently have an equity incentive plan in effect. The management expects to adopt a new equity incentive plan later this year, subject to board of director approval where required.

Employment Agreements and Indemnification Agreements

We have not entered into formal employment agreements with our executive officers. As a result, each of our executive officers is employed on an “at-will” basis, continuing for an indefinite term, unless terminated by either party at any time and for any reason, with or without cause.

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

Number and Terms of Office of Officers and Directors

As of the date of this annual report, our board consists of seven (7) directors, two (2) executive directors who also serve as the Chief Executive Officer and the President, and other directors divided into two classes. Any director on our board other than two (2) executive directors may be removed by way of a special resolution of the shareholders. Our executive directors will hold office for so long as they hold such executive office and may not be subject to election, re-election or removal by the shareholders, but will be removed from office only upon ceasing to serve in such executive office or as otherwise determined by the directors. The TNL Mediagene A&R Articles provide that each director shall hold office until their earlier death, designated term, resignation or removal. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.

Our officers, including the Chief Executive Officer and the President, are appointed by the board and serve at the discretion of the board, rather than for specific terms of office. The board is authorized to appoint persons to the offices set forth in the TNL Mediagene A&R Articles as it deems appropriate.

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

Audit Committee. Our audit committee consists of Priscilla Han, Naoko Okumoto, and Lauren Zalaznick with Priscilla Han as the chair. Priscilla Han, Naoko Okumoto and Lauren Zalaznick satisfy the “independence” requirements of Nasdaq and the independence standards under Rule 10A-3 under the Exchange Act. The board has determined that Priscilla Han qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Lauren Zalaznick, Marcus Brauchli and Priscilla Han, with Lauren Zalaznick as the chair. Lauren Zalaznick and Priscilla Han satisfy the “independence” requirements of Nasdaq and the independence standards under Rule 10A-3 under the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Naoko Okumoto and Marcus Brauchli, with Marcus Brauchli as the chair. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Director Independence

As a result of our securities being listed on Nasdaq, we adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent. An “independent director” is defined generally as a person other than an officer or employee of TNL Mediagene or its subsidiaries or any other individual having a relationship which in the opinion of the board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The board has determined that Priscilla Han, Naoko Okumoto and Lauren Zalaznick are “independent directors” as defined in the Nasdaq listing standards and that Priscilla Han, Naoko Okumoto and Lauren Zalaznick meet the independence standards under Rule 10A-3 under the Exchange Act. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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

The total number of TNL Mediagene Ordinary Shares outstanding as of April 29, 2026 is 2,931,258 shares.

Name of Beneficial Owner	Number of TNL Mediagene Ordinary Shares Beneficially Owned	Percentage of Voting Power
5% or Greater Shareholders:
The Jeong H Kim Revocable Trust	149,687	5.1%
Directors and Executive Officers:
Joey (Tzu-Wei) Chung (3)	171,265	5.8%
Motoko Imada (2)	95,142	3.2%
Marcus Brauchli (1)(2)	74,622	2.5%
Lauren Zalaznick (2)	—	—
Naoko Okumoto (2)	—	—
Priscilla Han (2)	—	—
Richard Lee (3)	7,882	0.3%
Mario (Shih-Fan) Yang (3)	91,245	3.1%
Hiroto Kobayashi (2)	61,919	2.1%
Hiroyuki Terao (2)	4,115	0.1%
TJ (Tae Jun) Park(2)	—	—
All directors and executive officers as a group (eleven persons)	506,190	17.3%

*	Less than 1%.

(1)	NBM Taiwan Ltd. is the record holder of the shares reported herein. NBM Taiwan Ltd. is managed by North Base Media, one of its minority equity holders. Marcus Brauchli is a director of TNL Mediagene and a founder and managing partner of North Base Media. As such, Marcus Brauchli may be deemed to have beneficial ownership of the ordinary shares of TNL Mediagene held by NBM Taiwan Ltd. Marcus Brauchli disclaims beneficial ownership over any securities owned by NBM Taiwan Ltd. in which he does not have any pecuniary interest.

(2)	The business address of each of these individuals is 23-2 Maruyamacho, Shibuya-ku, Tokyo 150-0044, Japan.

(3)	The business address of this individual is 4F., No. 88, Yanchang Rd., Xinyi District, Taipei City 110, Taiwan.

To our knowledge, as of March 31, 2026, 2,295,415 TNL Mediagene Ordinary Shares, or 84.6% of the total outstanding TNL Mediagene Ordinary Shares at the time, were held by 23 record holders (including Cede & Co., the nominee of the Depository Trust Company) in the United States. Because a portion of these shares are held by brokers or other nominees, we cannot ascertain the exact number of TNL Mediagene Ordinary Shares ultimately held by holders in the United States.

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

Pursuant to the Sponsor Lock-Up and Support Agreement, from and after the Closing Date and subject to certain customary exceptions, the holders of Founder Shares agreed, severally but not jointly, not to transfer:

●	50% of their Earn-Out Shares until the earlier of: (A) December 5, 2025; or (B) (x) if the closing price of TNL Mediagene Ordinary Shares equals or exceeds $240.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after December 5, 2024 or (y) the date on which TNL Mediagene completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL Mediagene’s shareholders having the right to exchange their TNL Mediagene Ordinary Shares for cash, securities or other property; and

●	the remaining 50% of their Earn-Out Shares until two years after December 5, 2024.

Pursuant to the Sponsor Lock-Up and Support Agreement and as part of the agreed consideration for the merger of Blue Ocean with TNL Mediagene, the Sponsor agreed to forfeit up to 2,208,859 Founder Shares it owned, subject to the adjustments based on a certain ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement. As finally adjusted on December 5, 2024, 2,017,332 Founder Shares were forfeited by the Sponsor.

On March 19, 2026, we issued 136,321 TNL Mediagene Ordinary Shares as full issuance of the Earn-Out Shares under the Sponsor Lock-Up and Support Agreement.

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

In the event that the Sponsor deemed it necessary, in order to facilitate Blue Ocean’s initial business combination for the Sponsor to forfeit, transfer, exchange or amend the terms of all or any portion of the Blue Ocean Private Placement Warrants or to enter into any other arrangements with respect to the Blue Ocean Private Placement Warrants (including, without limitation, a transfer of the Sponsor’s membership interests representing an interest in the Blue Ocean Private Placement Warrants) to facilitate the consummation of such business combination, such change would apply pro rata to Apollo and the Sponsor based on the relative number of Blue Ocean Private Placement Warrants held by each. As finally adjusted on December 5, 2024, 4,787,943 Blue Ocean Private Placement Warrants were forfeited by the Sponsor and Apollo, of which 708,047 warrants were transferred to certain existing investors including the November PIPE Convertible Note Investors, 2,200,000 warrants were transferred back to TNL Mediagene and 1,879,896 warrants were forfeited. As the date of this annual report and adjusted for the Share Consolidation, there are 367,256 TNL Mediagene Warrants, converted from Blue Ocean Private Placement Warrants, issued and outstanding, of which 235,481TNL Mediagene Warrants are held by the Sponsor and Apollo, in each case entitling the holder to purchase one TNL Mediagene Ordinary Share at $230.00 per share, subject to adjustment.

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

2024 Sponsor Promissory Notes

On April 5, 2024, Blue Ocean issued an unsecured promissory note (the “2024 Sponsor Promissory Notes”) to the Sponsor. The 2024 Sponsor Promissory Notes were non-interest bearing, unsecured promissory notes which could be drawn down by the Company from time to time to be used for costs and expenses related to the business combination. Pursuant to the terms of the 2024 Sponsor Promissory Notes, if the initial business combination was not consummated, the 2024 Sponsor Promissory Notes were to be repaid solely to the extent that Blue Ocean had funds available to it outside of its trust account, and that all other amounts were to be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated.

On December 4, 2024, the Sponsor entered into the Omnibus Note Settlement Agreement with, among others, Blue Ocean and TNL Mediagene under which TNL Mediagene has agreed to assume the obligations of Blue Ocean under the 2024 Sponsor Promissory Notes through the issuance of convertible promissory notes to certain lenders of the Sponsor. These new convertible notes mature on December 4, 2026 and bear interest at the rate of 8% per annum and accrue until the payment in full of the outstanding principal. The holders of these new convertible notes are able to elect to convert the principal balance and accrued and unpaid interest of these notes at the specific times and conversion prices specified in the convertible promissory notes.

November PIPE Convertible Notes

In connection with the Merger, TNL Mediagene agreed to a private sale of certain subordinated unsecured convertible promissory notes in aggregate principal amount of $4,355,000 (the “November PIPE Convertible Notes”) of TNL Mediagene to certain third-party investors as well as certain members of Blue Ocean’s board of directors, management team and advisory board and other shareholders of Blue Ocean (each, a “November PIPE Convertible Note Investor”) pursuant to certain convertible note purchase agreements entered into on or around November 18, 2024 (the “November PIPE Convertible Note Purchase Agreements”). Effective immediately prior to the closing of the Merger, the outstanding principal and accrued interest under the November PIPE Convertible Notes were automatically converted into 1,454,605 TNL Mediagene Ordinary Shares (as adjusted for the Share Consolidation, 72,730 TNL Mediagene Ordinary Shares) at the conversion price of $3.50 per share (as adjusted for the Share Consolidation, $70.00 per share). Pursuant to the Sponsor Warrant Assignment Agreements with each of the November PIPE Convertible Note Investors, the Sponsor agreed to transfer to each November PIPE Convertible Note Investor, and each November PIPE Convertible Note Investor agreed to acquire, a portion of the total 708,047 TNL Mediagene Warrants (as adjusted for the Share Consolidation, 35,403 TNL Mediagene Warrants). The $4,355,000 of proceeds received as a result of the sale of the November PIPE Convertible Notes have been used to pay for transaction expenses in connection with the merger with Blue Ocean and the Nasdaq listing in December 2024.

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

Pursuant to the Sponsor Agreement Amendment, Sponsor, Blue Ocean and TNL Mediagene also agreed to forfeit up to 2,208,859 Founder Shares owned by Sponsor, subject to the adjustments based on a certain ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement. As finally adjusted on December 5, 2024, 2,017,332 Founder Shares were forfeited by the Sponsor.

On March 19, 2026, we issued 136,321 TNL Mediagene Ordinary Shares as full issuance of the Earn-Out Shares under the Sponsor Lock-Up and Support Agreement.

Furthermore, subject to certain customary exceptions, Sponsor, Apollo and each Insider and Other Investor agreed that it will not transfer, to the extent such Earn-Out Shares have been issued, (a) 50% of its Earn-Out Shares until the earlier of (1) December 5, 2025, or (2) (i) if the closing price of TNL Mediagene Ordinary Shares equals or exceeds $240.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after December 5, 2024 or (ii) the date on which TNL Mediagene completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL Mediagene’s shareholders having the right to exchange their TNL Mediagene Ordinary Shares for cash, securities or other property, and (b) 50% of its Earn-Out Shares, until two years after December 5, 2024.

In addition, pursuant to the Original Sponsor Lock-Up and Support Agreement, Sponsor and Apollo agreed to forfeit an aggregate of 750,000 Blue Ocean Private Placement Warrants held by them (in a pro rata amount based on the relative number held by each) at the Closing and not to transfer any Blue Ocean Private Placement Warrant until 30 days after the Closing. Pursuant to the Sponsor Agreement Amendment, Sponsor also agreed to additionally and separately forfeit 50% of Blue Ocean Private Placement Warrants it held immediately prior to the Closing, subject to the adjustments based on the Forfeiture Ratio and other terms set forth in the Sponsor Lock-Up and Support Agreement. As finally adjusted on the Closing Date, 4,787,943 Blue Ocean Private Placement Warrants were forfeited by the Sponsor and Apollo, of which 708,047 warrants were transferred certain existing investors including the November PIPE Convertible Note Investors, 2,200,000 warrants were transferred back to TNL Mediagene and 1,879,896 warrants were forfeited. As the date of this prospectus and adjusted for the Share Consolidation, there are 367,256 TNL Mediagene Warrants, converted from Blue Ocean Private Placement Warrants, issued and outstanding, of which 235,481TNL Mediagene Warrants are held by the Sponsor and Apollo, in each case entitling the holder to purchase one TNL Mediagene Ordinary Share at $230.00 per share, subject to adjustment.

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

B. Memorandum and Articles of Association

By special resolutions passed on December 2, 2025, our shareholders adopted TNL Mediagene A&R Articles. The information called for by this Item is set forth in Exhibit 1.1 to this annual report and incorporated by reference to the section titled “Description of TNL Mediagene’s Share Capital and Articles of Association” of our registration statement on Form F-1 (File No. 333-293957), which was declared effective by the SEC on March 13, 2026.

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

For the years ended December 31, 2023 and 2024, we had $42 thousand and $210 thousand, respectively, of other comprehensive losses generated from the exchange rate differences on translation of foreign operations. For the year ended December 31, 2025, we had $112 thousand of other comprehensive gain generated from the exchange rate differences on translation of foreign operations

A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations.

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

For the years ended December 31, 2023, 2024 and 2025, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase our profit before income tax approximately by $130,099, $101,071 and $111,908, respectively, mainly due to our borrowings with floating interest rates.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, with the participation of our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting (“ICFR”) described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB. Our management assessed the effectiveness of ICFR as of December 31, 2025 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management determined that our ICFR was ineffective due to the presence of material weaknesses.

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

During 2025, our management initiated remediation measures to improve our internal control over financial reporting, including, among others: (i) hiring additional accounting and financial reporting personnel with appropriate knowledge and experience in IFRS and SEC reporting requirements in order to establish period end financial closing policies and procedures for preparation of financial statements in accordance with IFRS; (ii) expanding training initiatives for our accounting staff, especially training related to IFRS and SEC reporting requirements; (iii) supplementing existing IFRS accounting treatment policies by appointing an Accounting Controller with extensive IFRS conversion experience to work alongside our CFO and engaging external accounting experts to implement procedures for dealing with complex or unusual transactions or accounting issues; (iv) hiring information technology controls specialists to develop and implement a policy plan for establishing globally necessary and sufficient IT controls, and implement improvements and investments according to the plan; (v) implementing a monitoring and review process for system activities related to access to system programs and data, as well as the assigned rights to individuals; (vi) engaging consultants to support creation and implementation of internal controls and IT measures necessary for compliance with the US Sarbanes-Oxley Act; and (vii) developing and delivering training programs to regularly educate employees about the new information technology controls, policies, and procedures including those related to personal information protection laws.

Our management will continue to monitor the effectiveness of the remediation measures and will evaluate whether the identified material weaknesses have been remediated in future reporting periods following sufficient time and testing.

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

Item 16B. Code of Ethics

We have adopted a code of ethics (the “Code of Ethics”) that applies to all directors, officers and employees which is publicly available on our website at www.tnlmediagene.com. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website at www.tnlmediagene.com. A copy of the Code of Ethics is incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 30, 2025.

Item 16C. Principal Accountant Fees and Services

Marcum Asia CPAs LLP served as our independent auditor for the fiscal year ended December 31, 2025. PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal year ended December 31, 2024. A description of the fees billed and expected to be billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	Pricewaterhouse Coopers, Taiwan	Marcum Asia CPAs LLP	Subtotal
	(In thousands of US dollars)

For the year ended December 31, 2024
Audit Fees(1)	$1,116		$1,116
Audit-related Fees	—		—
Tax Fees(2)	8		8
Others	—		—
Total	$1,124		$1,124

For the year ended December 31, 2025
Audit Fees(1)		$634	$634
Audit-related Fees		—	—
Tax Fees(2)		—	—
Others		—	—
Total		$634	$634

(1)

“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent public accountant for the audit of our annual financial statements and the interim review of our financial statements, including administrative fee and out-of-pocket expenses, and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

The information required by this Item 16F was previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-42424) filed with the SEC on December 1, 2025.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted a written insider policy governing the purchase, sale, and other dispositions of our securities by all directors, officers and employees of TNL Mediagene and its subsidiaries that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 30, 2025.

Our board of directors has also adopted a compensation recoupment policy required by the Nasdaq Listing Rule 5608, the form of which is incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 30, 2025.

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

In the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 19. Exhibits

		Filed or Furnished	Incorporation by Reference
Exhibit No.	Description	Herewith	Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of TNL Mediagene, effective as of December 5, 2024		F-1	333-284411	3.1	January 22, 2025
2.1	Specimen Ordinary Share Certificate of TNL Mediagene		F-4	333-280161	4.5	November 5, 2024
2.2	Specimen Warrant Certificate of TNL Mediagene		F-4	333-280161	4.6	November 5, 2024
2.3	Assignment, Assumption and Amended and Restated Warrant Agreement, dated as of December 4, 2024, by and among Blue Ocean Acquisition Corp, TNL Mediagene, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A.		F-1	333-284411	4.1	January 22, 2025
2.4	Description of Securities Registered of TNL Mediagene	X
4.1	Agreement and Plan of Merger dated as of June 6, 2023 by and among Blue Ocean Acquisition Corp, TNL Mediagene and TNLMG		F-4	333-280161	2.1	November 5, 2024
4.2	Amendment No.1 to Agreement and Plan of Merger, dated as of May 29, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene and TNLMG		F-4	333-280161	2.2	November 5, 2024
4.3	Amendment No.2 to Agreement and Plan of Merger, dated as of October 23, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene and TNLMG		F-1	333-284411	2.3	January 22, 2025
4.4	Amended and Restated Letter Agreement, dated June 6, 2023 by and among Blue Ocean Sponsor LLC, Apollo SPAC Fund I, L.P., certain members of Blue Ocean Acquisition Corp’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean Acquisition Corp.		F-4	333-280161	10.2	November 5, 2024
4.5	Amendment No. 1 to the Amended and Restated Letter Agreement dated October 23, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene and Blue Ocean Sponsor LLC.		F-4	333-280161	10.3	November 5, 2024
4.6	Amendment No. 2 to the Amended and Restated Letter Agreement dated December 3, 2024 by and among Blue Ocean Acquisition Corp, TNL Mediagene and Blue Ocean Sponsor LLC.		F-1	333-284411	10.3	January 22, 2025
4.7	Amendment No. 3 to the Amended and Restated Letter Agreement dated March 18, 2026 by and among TNL Mediagene and Blue Ocean Sponsor LLC.	X
4.8	Securities Purchase Agreement dated as of November 25, 2024 by and between TNL Mediagene and 3i, LP		F-1	333-284411	10.4	January 22, 2025
4.9	Amendment to the Securities Purchase Agreement dated as of December 8, 2025 by and between TNL Mediagene and 3i, LP		6-K	001-42424	99.1	December 12, 2025
4.10	Ordinary Share Purchase Agreement dated as of November 25, 2024 by and between TNL Mediagene Tumim Stone Capital, LLC		F-1	333-284411	10.5	January 22, 2025
4.11	First Amendment to Ordinary Share Purchase Agreement dated June 13, 2025 by and between TNL Mediagene Tumim Stone Capital, LLC		F-1/A	333-287669	10.6	July 18, 2025
4.12	Second Amendment to Ordinary Share Purchase Agreement dated June 13, 2025 by and between TNL Mediagene Tumim Stone Capital, LLC		F-1/A	333-287669	10.7	July 18, 2025
4.13	Third Amendment to Ordinary Share Purchase Agreement dated September 14, 2025 by and between TNL Mediagene Tumim Stone Capital, LLC		6-K	001-42424	99.1	September 16, 2025
4.14	Form of Registration Rights Agreement		F-1	333-284411	10.4	January 22, 2025

		Filed or Furnished	Incorporation by Reference
Exhibit No.	Description	Herewith	Form	File No.	Exhibit No.	Filing Date
4.12†	2015 Global Share Plan of TNL Mediagene		F-4	333-280161	10.6	November 5, 2024
8.1	List of subsidiaries of TNL Mediagene		20-F	001-42424	8.1	April 30, 2025
11.1	Code of Ethics		20-F	001-42424	11.1	April 30, 2025
11.2	Insider Trading Policy		20-F	001-42424	11.2	April 30, 2025
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
23.1	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm for TNL Mediagene	X
97.1	Compensation Recoupment Policy		20-F	001-42424	97.1	April 30, 2025
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	X

†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TNL MEDIAGENE

By:	/s/ Motoko Imada
	Name:	Motoko Imada
	Title:	Chief Executive Officer
	Date:	April 30, 2026

INDEX TO FINANCIAL STATEMENTS

TNL MEDIAGENE

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TNL Mediagene

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of TNL Mediagene and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficit, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York
April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TNL Mediagene

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of TNL Mediagene and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China

April 30, 2025, except for the effects of the 1-for- 20 reverse share split discussed in Note 4 b) (d) to the consolidated financial statements, as to which the date is April 30, 2026

We served as the Company’s auditor from 2023 to 2025.

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	Notes	December 31, 2024	December 31, 2025

Assets
Current assets
Cash and cash equivalents	5	$3,646,756	$1,930,411
Current financial assets at amortized cost	37	46,596	983,038
Current contract assets	22	3,980,380	4,255,965
Notes receivable, net		-	19,456
Accounts receivable, net	6	8,241,352	7,080,747
Other receivables		172,695	1,821,012
Other receivables－related parties	36	-	3,679
Current income tax assets		21,057	21,502
Inventories		87,828	80,531
Prepayments		1,320,329	954,835
Other current assets		207,041	441,248
		17,724,034	17,592,424
Non-current assets
Non-current financial assets at fair value through other comprehensive income	41	148,925	81,646
Non-current financial assets at amortized cost	37	544,861	129,947
Property, plant and equipment, net	7	430,809	372,147
Right-of-use assets	8	5,182,528	3,872,275
Investment properties	9,37	2,389,864	2,466,285
Goodwill	10, 11	33,960,053	8,695,784
Intangible assets	10, 11	30,978,581	15,573,561
Deferred tax assets	29	556,812	521,388
Other non-current assets		998,610	641,023
		75,191,043	32,354,056
Total assets		$92,915,077	$49,946,480

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

(Expressed in United States dollars)

	Notes	December 31, 2024	December 31, 2025

Liabilities
Current liabilities
Short-term borrowings	12,33	$1,075,904	$3,521,361
Current financial liabilities at fair value through profit or loss	13,33	7,869,087	5,439,544
Current financial liabilities at amortized cost	14	-	509,068
Current contract liabilities	22	578,219	1,381,821
Notes payable		127,063	-
Accounts payable		4,897,884	5,521,443
Accounts payable－related parties	36	922	-
Other payables	15	9,039,084	7,287,613
Other payables－related parties	36	841,270	1,572,459
Income tax payable		38,385	83,984
Long-term borrowings, current portion	16,33	4,188,088	4,119,952
Current lease liabilities	33	891,804	543,131
Other current liabilities		3,447,177	5,064,352
		32,994,887	35,044,728
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	13	1,431,000	-
Non-current financial liabilities at amortized cost	14	1,829,826	1,399,936
Long-term borrowings	16,33	4,843,107	3,549,437
Deferred tax liabilities	29	10,345,287	5,164,028
Non-current lease liabilities	33	4,111,749	3,279,354
Provisions		403,834	321,850
Other non-current liabilities		551,627	269,059
		23,516,430	13,983,664
Total liabilities		56,511,317	49,028,392

Equity
Equity attributable to equity holders of the Company
Ordinary share	19	2,613	5,112
Capital surplus	20	154,703,137	163,652,589
Accumulated deficit	21	(117,208,018)	(161,758,836)
Other equity interest		(1,098,596)	(979,610)
Equity attributable to equity holders of the Company		36,399,136	919,255
Non-controlling interests		4,624	(1,167)
Total equity		36,403,760	918,088
Total liabilities and equity		$92,915,077	$49,946,480

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Expressed in United States dollars)

	Notes	2023	2024	2025

Revenue	22,42	$35,838,780	$48,493,897	$45,020,570
Cost of revenue	27,28,42	(23,187,396)	(30,755,340)	(31,041,513)
Gross profit		12,651,384	17,738,557	13,979,057
Sales, general and administrative expenses	27,28	(16,421,386)	(62,004,194)	(21,227,326)
Research and development expenses	27,28	(3,327,185)	(3,052,515)	(3,124,214)
Impairment loss on intangible assets	27	(298,424)	(29,026,050)	(39,211,519)
Operating loss	42	(7,395,611)	(76,344,202)	(49,584,002)
Interest income	23,42	19,340	21,773	18,557
Other income	24	409,555	58,024	410,403
Other gains and losses	25	5,458,803	(851,689)	486,937
Finance costs	26,42	(298,958)	(8,167,872)	(927,622)
Loss before income tax		(1,806,871)	(85,283,966)	(49,595,727)
Income tax benefit	29	591,082	307,246	5,038,864
Loss for the year		$(1,215,789)	$(84,976,720)	$(44,556,863)
Unrealized gain on valuation of financial assets at fair value through other comprehensive income		-	10,340	(70,023)
Income tax effect on components that will not be reclassified to profit and loss		-	(2,814)	5,229
Component of other comprehensive income (loss) that will not be reclassified to profit and loss		-	7,526	(64,794)
Exchange differences on translation of foreign operations		$(41,644)	$(210,223)	$112,300
Components of other comprehensive income (loss) that will be reclassified to profit or loss		$(41,644)	$(210,223)	$112,300
Other comprehensive loss, net of income tax		$(41,644)	$(202,697)	$47,506
Total comprehensive loss for the year		$(1,257,433)	$(85,179,417)	$(44,509,357)
LOSS ATTRIBUTABLE TO:
Owners of the parent		$(804,977)	$(85,004,692)	$(44,550,818)
Non-controlling interests		(410,812)	27,972	(6,045)
		$(1,215,789)	$(84,976,720)	$(44,556,863)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Owners of the parent		$(837,737)	$(85,190,133)	$(44,503,566)
Non-controlling interests		(419,696)	10,716	(5,791)
		$(1,257,433)	$(85,179,417)	$(44,509,357)

Loss per share – basic*	30	$(0.87)	$(69.27)	$(25.91)
Loss per share – diluted*	30	$(0.87)	$(69.27)	$(25.91)

(*)	On December 22, 2025, the Company effected a 1-for-20 reverse split of its issued and outstanding common shares. All share amounts have been retroactively restated for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(Expressed in United States dollars)

		Equity attributable to equity holders of the Company
						Other equity interest
	Notes	Ordinary share	Advance receipts for share capital	Capital surplus	Accumulated deficit	Financial statements translation differences of foreign operations	Employee unearned compensation	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total	Non-controlling interest	Total equity

Year 2023
Balance at January 1, 2023		$8,329	$361,897	$6,487,913	$(31,398,349)	$(762,728)	$-	$-	$(25,302,938)	$1,166,354	$(24,136,584)
Loss for the year		-	-	-	(804,977)	-	-	-	(804,977)	(410,812)	(1,215,789)
Other comprehensive loss		-	-	-	-	(32,760)	-	-	(32,760)	(8,884)	(41,644)
Total comprehensive loss for the year		-	-	-	(804,977)	(32,760)	-	-	(837,737)	(419,696)	(1,257,433)
Issuance of ordinary shares		65	(299,814)	600,952	-	-	-	-	301,203	-	301,203
Share-based payments	18,19	53	(62,083)	280,829	-	-	-	-	218,799	-	218,799
Preferred shares conversion	13	3,575	-	26,907,495	-	-	-	-	26,911,070	-	26,911,070
Share issuance for acquisition of subsidiaries	20,31	9,108	-	70,619,903	-	-	-	-	70,629,011	-	70,629,011
Changes in non-controlling interests		752	-	708,719	-	(8,425)	-	-	701,046	(999,364)	(298,318)
Balance at December 31, 2023		$21,882	$-	$105,605,811	$(32,203,326)	$(803,913)	$-	$-	$72,620,454	$(252,706)	$72,367,748

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

(Expressed in United States dollars)

		Equity attributable to equity holders of the Company
					Other equity interest
	Notes	Ordinary share	Capital surplus	Accumulated deficit	Financial statements translation differences of foreign operations	Employee unearned compensation	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total	Non-controlling interest	Total equity

Year 2024
Balance at January 1, 2024		$21,882	$105,605,811	$(32,203,326)	$(803,913)	$-	$-	$72,620,454	$(252,706)	$72,367,748
Loss for the year		-	-	(85,004,692)	-	-	-	(85,004,692)	27,972	(84,976,720)
Other comprehensive income (loss)		-	-	-	(192,967)	-	7,526	(185,441)	(17,256)	(202,697)
Total comprehensive loss for the year		-	-	(85,004,692)	(192,967)	-	7,526	(85,190,133)	10,716	(85,179,417)
Share-based payments	18,19	27	235,258	-	-	-	-	235,285	-	235,285
Restricted stocks	18,19	4	147,816	-	-	(109,242)	-	38,578	-	38,578
Issuance of ordinary shares upon recapitalization, net of issuance costs	20	189	45,060,227	-	-	-	-	45,060,416	-	45,060,416
Reverse share split as part of the recapitalization	20	(19,489)	19,489	-	-	-	-	-	-	-
Share issuance for commitment shares	20	-	450,000	-	-	-	-	450,000	-	450,000
Share issuance for acquisition of subsidiaries	20,31	-	3,184,536	-	-	-	-	3,184,536	-	3,184,536
Changes in non-controlling interests		-	-	-	-	-	-	-	246,614	246,614
Balance at December 31, 2024		$2,613	$154,703,137	$(117,208,018)	$(996,880)	$(109,242)	$7,526	$36,399,136	$4,624	$36,403,760
Year 2025
Balance at January 1, 2025		$2,613	$154,703,137	$(117,208,018)	$(996,880)	$(109,242)	$7,526	$36,399,136	$4,624	$36,403,760
Loss for the year		-	-	(44,550,818)	-	-	-	(44,550,818)	(6,045)	(44,556,863)
Other comprehensive income (loss)		-	-	-	112,046	-	(64,794)	47,252	254	47,506
Total comprehensive loss for the year		-	-	(44,550,818)	112,046	-	(64,794)	(44,503,566)	(5,791)	(44,509,357)
Share-based payments	18,19	-	279,597	-	-	-	-	279,597	-	279,597
Restricted stocks	18,19	8	132,253	-	-	71,734	-	203,995	-	203,995
Issuance of ordinary shares-Second Note to 3i	19,20	1,000	3,469,082	-	-	-	-	3,470,082	-	3,470,082
Issuance of ordinary shares-Tumim ELOC	19,20	788	2,608,494	-	-	-	-	2,609,282	-	2,609,282
Issuance of ordinary shares-Private Placement	19,20	379	1,499,621	-	-	-	-	1,500,000	-	1,500,000
Issuance of ordinary shares for service fee	19,20	34	181,901	-	-	-	-	181,935	-	181,935
Issuance of ordinary shares to settle subsidiary’s debt	19,20	222	655,409	-	-	-	-	655,631	-	655,631
Share issuance for commitment shares	19,20	12	(12)	-	-	-	-	-	-	-
Share issuance for acquisition of subsidiaries	20,31	56	123,107	-	-	-	-	123,163	-	123,163
Balance at December 31, 2025		$5,112	$163,652,589	$(161,758,836)	$(884,834)	$(37,508)	$(57,268)	$919,255	$(1,167)	$918,088

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Notes	2023	2024	2025

Cash flows from operating activities
Loss before income tax		$(1,806,871)	$(85,283,966)	$(49,595,727)
Adjustments to reconcile profit (loss)
Depreciation expenses	7,8,9,27,42	1,025,783	1,139,488	1,200,954
Amortization expenses	10,27,42	1,809,774	2,101,080	2,094,023
Expected credit losses (gain)	41	(44,725)	192,134	56,751
Interest expense	8,26,42	298,958	8,167,872	927,622
Interest income	23,42	(19,340)	(21,773)	(18,557)
Gain on disposal of property, plant and equipment, net	25	(3,732)	(38)	(569)
Losses (gain) on lease modification	8	-	(3,273)	41,120
Impairment loss on Intangible assets	27	298,424	29,026,050	39,211,519
Losses (gain) on valuation of financial liabilities at fair value through profit or loss	13,25	(5,480,914)	676,564	(606,825)
Share-based payment transactions	18,19	118,800	250,952	483,592
Professional fees settled by issuance of shares		-	-	181,935
Listing expense	34	-	38,100,249	-
Changes in operating assets and liabilities
Current contract assets		(60,002)	(767,537)	(275,585)
Accounts and notes receivable		(3,121,238)	624,242	1,074,158
Other receivables		(188,073)	804,116	(1,651,996)
Inventories		14,714	27,796	7,297
Prepayments		91,899	(64,877)	140,494
Other current assets		13,512	(182,526)	198,723
Other non-current assets		214,448	(229,300)	(57,102)
Current contract liabilities		(54,194)	(455,207)	803,602
Accounts and notes payable		1,974,808	88,727	1,151,205
Other payables		3,795,566	(2,755,037)	(1,074,799)
Other current liabilities		236,682	(615,585)	1,617,175
Provisions		(213,270)	(40,834)	(81,984)
Other non-current liabilities		114,463	(539,782)	(40,099)
Cash used in operations		(984,528)	(9,760,465)	(4,213,073)
Interest received		19,340	21,773	18,557
Interest paid		(330,829)	(440,909)	(642,250)
Income tax paid		(128,465)	(32,469)	(59,294)
Net cash used in operating activities		$(1,424,482)	$(10,212,070)	$(4,896,060)

TNL MEDIAGENE AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Expressed in United States dollars)

	Notes	2023	2024	2025

Cash flows from investing activities
Acquisition of financial assets at amortized cost		$(44,901)	$(367,151)	$(21,580,738)
Proceeds from repayments of financial assets at amortized cost		1,604	85,673	21,084,519
Payment of contingent consideration	33	(400,000)	-	-
Acquisition of property, plant and equipment	32	(87,179)	(89,121)	(133,202)
Proceeds from disposal of property, plant and equipment		4,863	14,066	2,466
Acquisition of intangible assets	32	(171,541)	(275,609)	(270,314)
Proceeds from disposal of intangible assets	10	7,888	-	-
Net cash flow from acquisition of subsidiaries		942,007	1,552,346	-
Net cash flow from recapitalization	31	-	2,653	-
Net cash generated from (used in) investing activities		252,741	922,857	(897,269)
Cash flows from financing activities
Increase in short-term borrowings	33	1,397,615	1,861,076	5,089,966
Repayments of short-term borrowings	33	(320,718)	(4,323,616)	(2,681,861)
Increase in long-term borrowings	33	3,083,996	7,857,361	4,012,261
Repayments of long-term borrowings	33	(2,827,853)	(5,055,675)	(5,760,673)
Payments on bonds payable		(149,547)	(313,189)	-
Payment on lease liabilities	33	(782,117)	(1,001,160)	(936,623)
Proceeds from issuance of financial liabilities at fair value through profit or loss	13	-	6,475,471	1,875,000
Payment on financial liabilities at fair value through profit or loss	13	-	-	(1,535,473)
Proceeds from issuance of November PIPE Convertible Notes	19	-	4,355,000	-
Proceeds from issuance of ordinary shares-ELOC	19, 20	-	-	2,609,282
Proceeds from issuance of ordinary shares-Private Placement	19, 20	301,203	-	1,500,000
Share-based payments		99,999	22,911	-
Proceeds from guarantee deposits	33	27,171	119,140	(242,469)
Acquisition of ownership interest in subsidiaries		(298,318)	-	-
Changes in non-controlling interests		(459)	25,094	-
Net cash generated from financing activities		530,972	10,022,413	3,929,410
Effect of foreign exchange rate changes		(63,249)	(116,742)	147,574
Net increase (decrease) in cash and cash equivalents		(704,018)	616,458	(1,716,345)
Cash and cash equivalents at beginning of year	5	3,734,316	3,030,298	3,646,756
Cash and cash equivalents at end of year	5	$3,030,298	$3,646,756	$1,930,411

The accompanying notes are an integral part of the consolidated financial statements.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2024 and 2025

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

Going concern

As of December 31, 2025, the Group has recurring losses from operations for the most recent year of $49,584,002, negative working capital $17,452,304, net operating cash outflow $4,896,060 and accumulated deficit of $161,758,836. However, the Group has strong commitment to improve its operational performance. The Group intends to adopt the following measures to improve future operating and financial conditions:

Our ability to continue as a going concern is dependent, in part, on our ability to improve our operating conditions and raise additional capital through equity offerings or debt financings. We plan to actively expand our customer base while prudently controlling our various expenses and costs. Our business plans consider, among others, cost management, issuance of ordinary shares and promissory notes and renewal of our loan facilities with financial institutions. Since July 1, 2025, we have raised $1.9 million through issuance and sale of 338,198 Tumim ELOC Shares and $2.2 million through issuance and sale of 300,354 2025 PIPE Shares. In December 2025, we raised $1.5 million through issuance of the Second note to 3i. In addition, we have consistently maintained a good reputation and banking credit with financial institutions and have obtained approximately $3.9 million in loan facilities from financial institutions, including secured loans and guaranteed loans.

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

Accordingly, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 30, 2026.

3.	Application of new and revised IFRS® Accounting Standards, International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC®”) Interpretations and Standing Interpretations Committee (“SIC®”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025

Based on the Group’s assessment, the above standards and interpretations had no significant impact on the Group’s financial position and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendment to IFRS 9 and IFRS 7, “Contracts Referencing Nature – Dependent Electricity”	January 1, 2026
Annual improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19, “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IAS 21, “Translation to a Hyperinflationary Presentation Currency”	January 1, 2027
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28	To be determined

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

4.	Summary of material accounting policies

The material accounting policies applied in the preparation of these accompanying consolidated financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

b)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Financial liabilities at fair value through profit or loss.

ii)	Financial assets at fair value through profit or loss.

iii)	Financial assets at fair value through other comprehensive income.

(b)	The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 bb).

(c)	These consolidated financial statements are presented in United States dollar (USD), which is the Company’s functional currency.

(d)	As explained in Note 35, “Recapitalization”, on December 5, 2024, the Company effected a reverse share split, using a split factor of 0.11059896. TNL Mediagene also effected a 1-for-20 reverse share split on December 22, 2025. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

c)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in a deficit balance in the non-controlling interests.

iv)	Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owners. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

(b)	Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%) December 31,
	Name of investee	Main business	Location	2024	2025	Note
The Company	The News Lens Co., Ltd. (“TNL TW”)	Digital advertising, SAAS technology, artificial intelligence technology, data analysis, member management content service platform and audio-visual program production	Taiwan	100%	100%
The Company	Inside Co., Ltd. (“Inside”)	Digital advertising, display network and content service platform	Taiwan	100%	100%
The Company	The News Lens Hong Kong Ltd. (“TNL HK”)	Digital advertising and content service platform	Hong Kong	100%	100%
The Company	TNLMG (“TNL MG”)	Special purpose entity for merger	Cayman	-	-	Note 1
The Company	Bule Ocean Acquisition Corp (Blue Ocean)	Special purpose entity for merger	America	100%	-	Note 1
The Company	TNL Mediagene Inc. (formerly known as TNL Mediagene Japan Inc.) (“MG”)	Holding Company	Japan	100%	100%
The Company	Green Quest Holding Inc. (“Green Quest”)	Holding Company	Cayman	100%	100%	Note 2
TNL TW	Neptune Internet Media Technology Co., Ltd. (“SV”)	Ticket service, e-commerce and shopping guide, digital advertising and content service platform	Taiwan	100%	100%	Note 3
TNL TW	Easy Key 2 Asia Co., Ltd. (“EK2A”)	Market survey and marketing strategy consultant	Taiwan	100%	100%
TNL TW	AD2iction Co., Ltd. (“AD2”)	Digital interactive advertising, advertising technology services and web platform technology	Taiwan	100%	100%
TNL TW	S.C. Integrated Marketing Communication Co., Ltd. (“SC”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	STAR Communication Consultant Co., Ltd. (“ST”)	Planning and execution services for Integrated marketing solutions	Taiwan	100%	100%
TNL TW	DaEx Intelligent Co., Inc. (“DaEx”)	Artificial intelligence technology and customer data platform service	Taiwan	97.89%	97.89%	Note 4
SC	Polydice Inc. (“POLYDICE”)	E-commerce and digital advertising	Taiwan	100%	100%
MG	Mediagene Inc. 株式会社メディアジーン(“Mediagene”)	Media consulting business, E-commerce and digital advertising	Japan	100%	100%
Mediagene	INFOBAHN Inc. 株式会社インフォバーン (“INFOBAHN”)	Media consulting business	Japan	100%	100%
Green Quest	Dragon Marketing Inc. (“Dragon Marketing”)	Search engine optimization and social media marketing	Taiwan	100%	100%	Note 2

Note 1:	On June 6, 2023, the Company, TNL MG, and Blue Ocean entered into the Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, on December 5, 2024, TNL MG merged with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of TNL Mediagene.

Note 2:	On August 23, 2024, the Company entered into the Share Purchase Agreement with Green Quest Holding Inc., a Cayman Islands company, which owns 100% of the issued and outstanding shares of Dragon Marketing Inc. The Company acquired 100% of the issued and outstanding shares of Green Quest Holding Inc. The effective date of the acquisition is September 1, 2024. Please refer to Note 32 for details.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

Note 3:	SV executed the settlement operation as of December 24, 2025.

Note 4:	Pursuant to certain investment agreements, certain DaEX non-controlling shareholders, before de-SPAC of the Company, converted their shares of DaEX into the shares of the Company. Please refer to Note 14 for details.

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)	No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

d)	Foreign currency translation

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
December 31, 2024 and 2025

(b)	Translation of foreign operations

The operating results and financial position of all the group entities, associates that have different functional currency and presentation currency are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated at the exchange rates prevailing at the statements of financial position date;

ii)	Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

iii)	All exchange differences are recognized in other comprehensive income.

e)	Classification of current and non-current assets and liabilities

(a)	Assets that meet one of the following criteria are classified as current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within 12 months after the reporting period.;

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than 12 months after the reporting period.

All assets that do not meet the above criteria are classified as non-current assets.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities:

i)	Liabilities that are expected to be settled within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be settled within 12 months after the reporting period;

iv)	It does not have the right at the end of the reporting period to defer settlement of the liability at least 12 months after the reporting period.

All liabilities that do not meet the above criteria are classified as non-current liabilities.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

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

i)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

j)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

(b)	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)	Property, plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8 “Accounting Policies, Change in Accounting Estimates and Errors”, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Office equipment	2 to 8 years
Leasehold improvements	3 to 15 years
Others	2 to 5 years

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

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
December 31, 2024 and 2025

(c)	Amortization

Amortization is calculated over the cost of the asset and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

The estimated useful lives for current and comparative periods are as follows:

Trademark	10 years to indefinite
Customer relationships	4 to 12 years
Website platform	3 to 9 years
Computer software	3 to 5 years
Copyright	1 to 3 months

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

n)	Impairment of non-financial assets

(a)	The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. Except for goodwill, when the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(b)	The recoverable amounts of goodwill, intangible assets with an indefinite useful life and intangible assets that have not yet been available for use are evaluated annually or more frequently if there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset group’s carrying amount exceeds its recoverable amount. Impairment loss of goodwill previously recognized in profit or loss shall not be reversed in the following years.

(c)	For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is/are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the cash-generating units level.

o)	Borrowings

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
December 31, 2024 and 2025

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
December 31, 2024 and 2025

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
December 31, 2024 and 2025

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
December 31, 2024 and 2025

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

The amount of revenue recognized depends on whether the Group act as an agent or as a principal. Certain arrangements with customers are such that the Group’s responsibility is to arrange for a third party to provide a specified good or service to the customer. In these cases the Group is acting as an agent as the Group does not control the relevant good or service before it is transferred to the customer. When the Group act as an agent, the revenue recorded is the net amount retained. The Group acts as principal when the Group control the specified good or service prior to transfer. For marketing strategy services, the Group is considered as a principal to customers given that the Group is obliged to provide services to its customers and the Group has the right to determine the selling price of the service. For advertising technology services using third-party broadcast networks, the Group is considered as a principal given that the Group provides a bundle of services that represent the combined output (total impression or clicks), of which the services are highly interrelated and the Group has control over the broadcasting process and right to determine the selling price of the service. When the Group acts as a principal, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognized at the gross amount billed with a corresponding amount recorded as an expense.

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
December 31, 2024 and 2025

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
December 31, 2024 and 2025

ii)	Impairment assessment of goodwill

The impairment assessment of goodwill relies on the Group’s subjective judgement, including identifying cash-generating units, allocating assets and liabilities as well as goodwill to related cash-generating units, and determining the recoverable amounts of related cash-generating units. Please refer to Note 10 for the information of goodwill impairment.

As of December 31, 2024 and 2025, the Group recognized goodwill, net of impairment loss, amounting to $33,960,053 and $8,695,784, respectively.

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

As of December 31, 2024 and 2025, the Group recognized intangible assets, net of impairment loss, amounting to $30,978,581 and $15,573,561, respectively.

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

As of December 31, 2024 and 2025, the carrying amounts of the Group’s convertible promissory note were $7,101,000 and $5,133,000, respectively.

v)	Fair value measurement of TNL Mediagene Ordinary Shares

For the Merger with Blue Ocean, the Company issued an aggregate of 139 thousand shares to acquire Blue Ocean’s net assets on the Closing Date. The fair value used to measure the Company’s ordinary shares are the based on the closing market price of Blue Ocean of $214.4 per share as of December 5, 2024. Please refer to Note 35 “Recapitalization” for details.

5.	Cash and cash equivalents

	December 31, 2024	December 31, 2025

Cash on hand and petty cash	$24,719	$2,227
Checking accounts and demand deposits	3,622,037	1,928,184
	$3,646,756	$1,930,411

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	No cash and cash equivalents of the Group were pledged to others.

6.	Accounts receivable

	December 31, 2024	December 31, 2025

Accounts receivable	$8,488,888	$7,206,912
Less: Loss allowance	(247,536)	(126,165)
	$8,241,352	$7,080,747

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

a)	The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2024	December 31, 2025

Not past due	$8,138,311	$6,965,342
Past due
Within 1 month	223,100	155,298
31 to 90 days	41,037	3,864
91 to 180 days	16,227	2,096
181 to 270 days	399	-
Over 270 days	69,814	80,312
	$8,488,888	$7,206,912

b)	As of December 31, 2024 and 2025, accounts receivable were all from contracts with customers.

c)	Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

d)	No accounts receivable of the Group were pledged to others.

e)	Information relating to credit risk is provided in Note 42 a).

7.	Property, plant and equipment, net

	2023
	Office equipment	Leasehold improvements	Others	Total

January 1
Cost	$109,955	$89,005	$83,116	$282,076
Accumulated depreciation	(47,973)	(73,520)	(83,116)	(204,609)
	$61,982	$15,485	$-	$77,467

January 1	$61,982	$15,485	$-	77,467
Acquisition through business combination	306,218	219,573	-	525,791
Additions	88,490	-	11,607	100,097
Depreciation expenses	(109,797)	(47,763)	(2,433)	(159,993)
Disposals	(974)	(157)	-	(1,131)
Reclassifications	-	(5,090)	5,090	-
Exchange difference	(2,261)	(3,174)	218	(5,217)
December 31	$343,658	$178,874	$14,482	$537,014

December 31
Cost	$1,030,893	$518,320	$93,906	$1,643,119
Accumulated depreciation	(687,235)	(339,446)	(79,424)	(1,106,105)
	$343,658	$178,874	$14,482	$537,014

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

	2024
	Office equipment	Leasehold improvements	Others	Total

January 1
Cost	$1,030,893	$518,320	$93,906	$1,643,119
Accumulated depreciation	(687,235)	(339,446)	(79,424)	(1,106,105)
	$343,658	$178,874	$14,482	$537,014

January 1	$343,658	$178,874	$14,482	$537,014
Additions	81,959	-	-	81,959
Depreciation expenses	(117,405)	(26,523)	(5,958)	(149,886)
Disposal	(14,028)	-	-	(14,028)
Exchange difference	(7,288)	(16,163)	(799)	(24,250)
December 31	$286,896	$136,188	$7,725	$430,809

December 31
Cost	$1,013,437	$469,116	$87,949	$1,570,502
Accumulated depreciation	(726,541)	(332,928)	(80,224)	(1,139,693)
	$286,896	$136,188	$7,725	$430,809

	2025
	Office equipment	Leasehold improvements	Others	Total

January 1
Cost	$1,013,437	$469,116	$87,949	$1,570,502
Accumulated depreciation	(726,541)	(332,928)	(80,224)	(1,139,693)
	$286,896	$136,188	$7,725	$430,809

January 1	$286,896	$136,188	$7,725	$430,809
Additions	73,680	56,188	-	129,868
Depreciation expenses	(123,628)	(38,864)	(2,324)	(164,816)
Disposal	(1,897)	-	-	(1,897)
Impairment	(28,459)	-	-	(28,459)
Exchange difference	5,298	989	355	6,642
December 31	$211,890	$154,501	$5,756	$372,147

December 31
Cost	$1,070,649	$523,904	$91,755	$1,686,308
Accumulated depreciation	(830,300)	(369,403)	(85,999)	(1,285,702)
Accumulated impairment	(28,459)	-	-	(28,459)
	$211,890	$154,501	$5,756	$372,147

No property, plant and equipment were pledged to others.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

8.	Leasing arrangements – lessee

a)	The Group leases offices and multifunctional business machines located in Taiwan and Japan. Lease agreements are typically made for periods of 2 to 15 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	Short-term leases with a lease term of 12 months or less comprise multifunctional printers and rental of event venues.

c)	The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2024	December 31, 2025
	Carrying amount	Carrying amount

Buildings	$5,170,274	$3,859,294
Machinery and equipment	12,254	12,981
	$5,182,528	$3,872,275

	Year ended December 31,
	2023	2024	2025
	Depreciation expenses	Depreciation expenses	Depreciation expenses

Buildings	$862,258	$982,126	$1,024,008
Machinery and equipment	3,532	5,619	6,414
	$865,790	$987,745	$1,030,422

d)	For the years ended December 31, 2024 and 2025, additions to right-of-use assets were $584,671 and $7,201, respectively. As of the end of 2025, the Taiwan office leases were renewed. The new leases term covers January 1, 2026 through December 31, 2028, with an aggregate rental commitment of $1,251,339.

e)	The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2024	2025
Items affecting profit or loss
Interest expense on lease liabilities	$66,640	$65,137
Expense on short-term lease contracts	533,654	228,820
Losses (gain) on lease modification	(3,273)	41,120

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

f)	For the years ended December 31, 2024 and 2025, the Group’s total cash outflow for leases were $1,601,454 and $1,230,580, respectively.

9.	Investment Properties

	2024
	Land	Building	Total

January 1	$-	$-	$-
Acquisition through business combination (Note)	2,212,683	225,274	2,437,957
Depreciation expenses	-	(1,857)	(1,857)
Exchange difference	(41,537)	(4,699)	(46,236)
December 31	$2,171,146	$218,718	$2,389,864

December 31
Cost	$2,171,146	$220,544	$2,391,690
Accumulated depreciation	-	(1,826)	(1,826)
	$2,171,146	$218,718	$2,389,864

	2025
	Land	Building	Total

January 1
Cost	$2,171,146	$220,544	$2,391,690
Accumulated depreciation	-	(1,826)	(1,826)
	$2,171,146	$218,718	$2,389,864

January 1	$2,171,146	$218,718	$2,389,864
Depreciation expenses	-	(5,716)	(5,716)
Exchange difference	73,761	8,376	82,137
December 31	$2,244,907	$221,378	$2,466,285

December 31
Cost	$2,244,907	$228,942	$2,473,849
Accumulated depreciation	-	(7,564)	(7,564)
	$2,244,907	$221,378	$2,466,285

Note: Acquisition of investment properties through business combination please refer to Note 32 for details.

a)	Amounts recognized in profit or loss for investment properties are listed below:

	Year ended December 31,
	2024	2025

Rental income from operating leases	$21,894	$45,775
Direct operating expenses from property that generated rental income	(3,543)	(10,009)

b)	Information about investment properties that were pledged to the bank as collaterals is provided in Note 38.

c)	Contractual obligations:

There are no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancements.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

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

The fair value of the investment property held by the Group as of December 31, 2025 was $2,984,625. Based on the evaluation, no impairment of investment property was recognized as of December 31, 2025.

Future minimum lease payments expected to be received under operating leases are as follows:

Within 1 year from December 31, 2025	$52,180
Between 1 and 2 years from December 31, 2025	54,088
Between 2 and 3 years from December 31, 2025	55,997
Between 3 and 4 years from December 31, 2025	57,907
Between 4 and 5 years from December 31, 2025	9,704
$229,876

10.	Goodwill and intangible assets

	2023
	Goodwill	Trademarks (Note)	Customer relationships	Website platform	Computer software	Total

January 1
Cost	$9,672,476	$595,256	$5,291,436	$566,591	$387,532	$16,513,291
Accumulated amortization	-	(15,806)	(2,103,114)	(122,842)	(102,514)	(2,344,276)
	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015

January 1	$9,672,476	$579,450	$3,188,322	$443,749	$285,018	$14,169,015
Acquisition through business combination	$51,069,453	21,486,396	8,496,699	-	977,732	82,030,280
Additions	-	-	-	-	93,347	93,347
Amortization expenses	-	(52,205)	(1,402,133)	(111,530)	(243,906)	(1,809,774)
Disposal	-	-	-	-	(7,888)	(7,888)
Impairment	-	-	-	-	(298,424)	(298,424)
Exchange difference	-	(819)	(14,920)	(1,707)	(11,354)	(28,800)
December 31	$60,741,929	$22,012,822	$10,267,968	330,512	$794,525	$94,147,756

December 31
Cost	$60,741,929	$22,083,887	$13,788,135	566,591	$2,139,623	$99,320,165
Accumulated amortization	-	(71,065)	(3,520,167)	(236,079)	(1,048,531)	(4,875,842)
Accumulated impairment	-	-	-	-	(296,567)	(296,567)
	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

	2024
	Goodwill	Trademarks (Note)	Customer relationships	Website platform	Computer software	Total

January 1
Cost	$60,741,929	$22,083,887	$13,788,135	$566,591	$2,139,623	$99,320,165
Accumulated amortization	-	(71,065)	(3,520,167)	(236,079)	(1,048,531)	(4,875,842)
Accumulated impairment	-	-	-	-	(296,567)	(296,567)
	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756

January 1	$60,741,929	$22,012,822	$10,267,968	$330,512	$794,525	$94,147,756
Acquisition through business combination	1,943,850	-	474,852	-	-	2,418,702
Additions	-	871	-	-	274,738	275,609
Amortization expenses	-	(50,876)	(1,693,877)	(108,233)	(248,094)	(2,101,080)
Impairment	(28,165,304)	(450,092)	(358,522)	(52,132)	-	(29,026,050)
Exchange difference	(560,422)	(23,481)	(113,205)	(17,738)	(61,457)	(776,303)
December 31	$33,960,053	$21,489,244	$8,577,216	$152,409	$759,712	$64,938,634

December 31
Cost	$62,072,215	$22,046,603	$13,927,330	$530,650	$2,104,882	$100,681,680
Accumulated amortization	-	(116,327)	(4,998,808)	(327,158)	(1,076,756)	(6,519,049)
Accumulated impairment	(28,112,162)	(441,032)	(351,306)	(51,083)	(268,414)	(29,223,997)
	$33,960,053	$21,489,244	$8,577,216	$152,409	$759,712	$64,938,634

	2025
	Goodwill	Trademarks (Note)	Customer relationships	Website platform	Computer software	Copyrights	Total

January 1
Cost	$62,072,215	$22,046,603	$13,927,330	$530,650	$2,104,882	$-	$100,681,680
Accumulated amortization	-	(116,327)	(4,998,808)	(327,158)	(1,076,756)	-	(6,519,049)
Accumulated impairment	(28,112,162)	(441,032)	(351,306)	(51,083)	(268,414)	-	(29,223,997)
	$33,960,053	$21,489,244	$8,577,216	$152,409	$ 7 59,712	$-	$64,938,634

January 1	$33,960,053	$21,489,244	$8,577,216	$152,409	$759,712	$-	$64,938,634
Additions	-	-	-	-	145,576	123,004	268,580
Amortization expenses	-	(1,187)	(1,597,179)	(39,942)	(339,724)	(115,991)	(2,094,023)
Impairment	(25,544,313)	(10,417,255)	(3,202,303)	-	(19,064)	-	(39,182,935)
Exchange difference	280,044	178	41,078	6,951	10,900	(62)	339,089
December 31	$8,695,784	$11,070,980	$3,818,812	$119,418	$557,400	$6,951	$24,269,345

December 31
Cost	$62,464,202	$22,070,756	$14,141,770	$553,612	$2,232,388	$14,463	$101,477,191
Accumulated amortization	-	(122,405)	(6,754,148)	(380,901)	(1,388,025)	(7,512)	(8,652,991)
Accumulated impairment	(53,768,418)	(10,877,371)	(3,568,810)	(53,293)	(286,963)	-	(68,554,855)
	$8,695,784	$11,070,980	$3,818,812	$119,418	$557,400	$6,951	$24,269,345

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

Note: The trademarks acquired through business combination include $21,484,644 of trademarks with indefinite useful lives.

a)	Acquisition of intangible assets through business combination please refer to Note 32 for details.

b)

The impairment loss recognized for the year ended December 31, 2024 and 2025, was mainly related to goodwill and other related intangible assets, when assessing impairment for goodwill, other related intangible assets from each cash-generating unit is also considered in recognizing impairment, please refer to Note 11 b) for details.

11.	Impairment of non-financial assets

a)	Impairment for goodwill

Goodwill is monitored by management at the level of entities. Summary of the goodwill allocation is presented below:

2024	AD2	SC+ST	MG	Dragon	Total
Goodwill	1,387,596	5,084,294	25,544,313	1,943,850	33,960,053

2025	AD2	SC+ST	MG	Dragon	Total
Goodwill	1,447,638	5,304,296	-	1,943,850	8,695,784

The Group tests whether goodwill has suffered any impairment annually or when there is an indication that they are impaired. For year 2024 and 2025, the recoverable amount of each entity, also defined as a cash-generating unit (CGU), was determined based on value in use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a 5 to 10 years period.

Cash flows beyond the 5 to 10 years are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

The impairment occurred in 2024 and 2025, and relevant explanation, please refer to note b).

The following table sets out the key assumptions for those CGUs that have significant goodwill allocated to them:

2024	AD2	SC + ST	POLYDICE	MG	Dragon Marketing
Sales (annual growth rate)	3.5%	1~11%	(62%)~10%	11.1%~14.9%	10%~13%
Budgeted gross margin	43.4%	23%	85%	30.2%~36.8%	100%
Operating expense	41%~42%	5%~6%	95%~125%	23.1%~26.5%	54%
Annual capital expenditure	$18,298	$9,149	$13,724	$217,642~$684,932	$4,575
Long-term growth rate	1.5%	1.5%	1.5%	1.3%	2.0%
Pre-tax discount rate	13.6%	15.6%	13.4%	10.4%	13.5%

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

2025	AD2	SC + ST	MG	Dragon Marketing
Sales (annual growth rate)	4.3%	1%	6.2%~6.3%	10%
Budgeted gross margin	44.3%	23%	27.5%~31.7%	100%
Operating expense	32%~35%	10%~11%	25.2%~27.5%	39%~52%
Annual capital expenditure	$19,090	$9,545	$230,003~$236,392	$4,773
Long-term growth rate	1.5%	1.5%	1.4%	1.5%
Pre-tax discount rate	10.6%	13.0%	11.3%	11.8%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Sales	Average annual growth rate over the five to ten year forecast period; based on past performance, management’s expectations of market development, current industry trends and including long-term inflation forecasts for each territory.
Budgeted gross margin	Based on past performance and management’s expectations for the future.
Operating expense	Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures.
Annual capital expenditure	Expected cash costs in the CGUs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value in use model as a result of this expenditure. For MG, annual capital expenditure is based on a certain percentage derived from historical data in proportion to the projected sales.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

b)	Significant estimate: impairment charge and impact of possible changes in key assumptions:

AD2 CGU

i)	As of December 31, 2024, an impairment loss of $383,107 was recognized due to lower than expected revenue growth, which is mainly caused by consumers are spending more in physical stores instead of online after the pandemic and an increase in travels, which results in a decrease in overall domestic internet traffic and desire to spend.

The recoverable amount of the entire CGU as of December 31, 2024 was estimated to be $1,457,103.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

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

ii)	As of December 31, 2025, the recoverable amount of the AD2 CGU is estimated to exceed the carrying amount of the CGU by $8,999,326.

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2025
	From	To
Pre-tax discount rate	10.6%	44.1%
Long-term growth rate	1.5%	1.5%

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the AD2 CGU to exceed its recoverable amount.

If the sales annual growth rate used in the value in use calculation for AD2 CGU had been 1% lower than management’s estimates on December 31, 2025 (3.3% instead of 4.3%), the group would have had to recognize an incremental impairment against the carrying amount of goodwill of $0. If the budgeted gross margin used in the value in use calculation for the AD2 CGU had been 5% lower than management’s estimates on December 31, 2025 (39.3% instead of 44.3%), the Group would have had to incrementally write-down the entire carrying amount of goodwill of $0. If the pre-tax discount rate applied to the cash flow projections of the AD2 CGU had been 1% higher than management’s estimates (10.6% instead of 11.6%), the group would have had to recognize an incremental impairment against goodwill of $0.

SC + ST CGU

As of December 31, 2024 and 2025, the recoverable amount of the SC + ST CGU is estimated to exceed the carrying amount of the CGU by $5,286,665 and $661,945, respectively.

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2024		December 31, 2025
	From	To	From	To
Pre-tax discount rate	15.6%	25.1%	13.0%	14.0%
Long-term growth rate	1.5%	1.5%	1.5%	1.0%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the SC + ST CGU to exceed its recoverable amount.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

POLYDICE CGU

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

As POLYDICE’s goodwill was completely impaired in 2024, the company did not perform impairment testing in 2025.

MG CGU

i)	As of December 31, 2024, an impairment loss of $25,525,140 was recognized against goodwill. The initial business plan used for the enterprise value evaluation was based on a growth rate reflecting the anticipated expansion strategy and the synergies of the merger among the Company and MG. However, following the merger and during subsequent operations, it became evident that the anticipated synergies fall short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections. As a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss.

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

ii)	As of December 31, 2025, the carrying amount of the goodwill is written down to $0 and recognized an impairment loss of $39,211,519. The initial business plan used for the enterprise value evaluation was based on a growth rate reflecting the anticipated expansion strategy and the synergies of the merger among the Company and MG. However, following the merger and during subsequent operations, the anticipated synergies continued to fall short of initial expectations due to further changes in the overall environment, necessitating additional adjustments to the financial projections. As a result of this further downward revision in projected future revenues, the fair value declined further, leading to the recognition of an additional impairment loss in the current period. The impairment loss is allocated first to reduce the carrying amount of goodwill by $25,544,313 and then reduce the carrying amount of other assets including trademark by $10,417,255, customer relationship by $3,202,303, computer software by $19,064, office equipment by $28,459 and long-term investments by $125.

Dragon Marketing CGU

As of December 31, 2024 and 2025, the recoverable amount of the Dragon Marketing CGU is estimated to exceed the carrying amount of the CGU by $158,136 and $1,157,991, respectively.

The recoverable amount of this CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2024		December 31, 2025
	From	To	From	To
Pre-tax discount rate	13.5%	13.5%	11.8%	13.8%
Long-term growth rate	2.0%	0.5%	1.5%	1.0%

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

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

12.	Short-term borrowings

Type of loans	December 31, 2024	December 31, 2025

Bank loans
Secured bank loans	$1,075,904	$2,146,361
Other loans	-	1,375,000
	$1,075,904	$3,521,361
Interest rate range	2.94%~3.24%	2.94%~3.44%
Unused credit lines of short-term bank loans
US$	-	268,533

In 2024, the Company issued convertible promissory notes aggregating to $1,725,471 to its existing shareholders and other third parties, of which, part of the convertible promissory notes is issued in exchange to terminate the short-term borrowing plus accumulated interest totaled $509,041 (classified as “Other loans”), please see Note 13 d) for the terms and conditions of the convertible promissory notes.

The table below summarizes the maturity profile of the short-term borrowings excluding the current portion of long-term borrowings (see Note 16 for further information) as of December 31, 2024 and 2025 based on the contractual due date:

	1 to 3 months	4~6 months	Over 6 months	Total
2024
Type of loans
Secured bank loans	$770,933	$304,971	$-	$1,075,904

	1 to 3 months	4~6 months	Over 6 months	Total
2025
Type of loans
Secured bank loans	$820,052	$1,326,309	$-	$2,146,361
Other loans (Note)	1,200,000	-	175,000	1,375,000
	$2,020,052	$1,326,309	$175,000	$3,521,361

Note: Promptly after the effective date of this note, the Company is required to transfer or cause to be transferred, 5,217 warrants of the Company, which is equal to the amount of this note divided by the exercise price at $230 per share of such warrants to the lender. The borrower has granted the lender a continuing security interest in TNL Mediagene shares (the “Collateral”) owned by Shih-Fan Yang (the “Guarantor”). The number of shares pledged as collateral is determined by dividing the principal amount of this note by the market price as of the date of default. $1,200,000 of loan repayable in 1 to 3 months period was extended to the second quarter, before issuance of these consolidated financial statements.

Information relating to interest rate risk and liquidity risk are provided in Note 42 a).

13.	Financial liabilities at fair value through profit or loss

	Note	December 31, 2024	December 31, 2025

Current item:
Financial liabilities mandatorily measured at fair value through profit or loss
Contingent consideration of acquisition of subsidiaries	b	$1,374,290	$-
Convertible promissory note	d	5,670,000	5,133,000
Warrants	e	824,797	306,544
		$7,869,087	$5,439,544
Non-Current item:
Financial liabilities mandatorily measured at fair value through profit or loss
Convertible promissory note	d	$1,431,000	$-
		$9,300,087	$5,439,544

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

a)	Amounts recognized in profit of loss in relation to the financial liabilities at fair value through profit or loss are listed below:

		Year ended December 31,
	Note	2023	2024	2025

Gain/(losses) recognized in “Other gains and losses” (see Note 25)
Contingent consideration of acquisition of subsidiaries	b	$44,131	$124,212	$1,251,127
Preference shares liabilities	c	5,436,783	-	-
Convertible promissory note	d	-	(586,007)	(1,304,555)
Warrants	e	-	(214,769)	660,253
		$5,480,914	$(676,564)	$606,825

b)	Contingent consideration of acquisition of subsidiaries:

POLYDICE and SC

In accordance with the share purchase agreements for the acquisition of POLYDICE in year 2022 and the acquisition of SC in year 2020, the Group shall give additional acquisition consideration and recognize relevant contingent consideration at fair value on the acquisition date if the acquired company achieves specific performance conditions within a certain period after the acquisition. The contingent consideration that will be liquidated in cash or other financial assets is recognized as financial liabilities designated at fair value through profit and loss, and the subsequent achievement are as follows:

i)	Contingent consideration for the acquisition of POLYDICE is available from year 2022 to 2024. For the year 2022, POLYDICE met the performance target and the Group paid out part of the contingent consideration in cash totaled $400,000 in 2023. For the year 2023, POLYDICE failed to meet the performance target, therefore, the relevant contingent consideration liability was reversed and recognized in “other gains and losses”. The remaining contingent consideration totaled $60,664 also failed to meet the performance target for the year 2024, therefore, the relevant contingent consideration liability was reversed and recognized in ’‘other gains and loss'' for the year 2024.

ii)	Contingent consideration for the acquisition of SC is available from year 2021 to 2022. For the year 2021, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 1,117 ordinary shares in 2023. For the year 2022, SC met the performance target and the Group paid out the contingent consideration of cash $150,000 in 2022 and 744 ordinary shares in 2023.

Green Quest

On August 23, 2024, the Company entered into the Share Purchase Agreement to acquire 100% of Green Quest, a Cayman Islands company, which owns 100% of Dragon Marketing. The closing date was set on September 1, 2024. Pursuant to the Share Purchase Agreement, the total number of the Company’s shares to be issued for the acquisition is calculated based on the sum of a) the purchase price and b) an earn-out consideration based on future performance (refer to Note 32 for details). At the effective date, the total value of the equity consideration amounted to US$4,625,055 (27,934 shares) is allocated between the Purchase Price amounted to US$3,184,536 (19,152 shares) recognized in capital surplus and the Earn-Out Shares amounted to US$1,440,519 (8,782 shares) recognized in financial liabilities measured at fair value through profit or loss.

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

As of December 31, 2025, the Company had issued all equity consideration pursuant to the payment terms of the Share Purchase Agreement, resulting in the issuance of 27,934 ordinary shares. Prior to the completion of the share conversion, the fair value of the Earn-Out Shares was based on the market closing price of the Company’s ordinary shares, resulting in a valuation gain of $1,251,127.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

c)	Preference shares liabilities:

As shown in the table below, the Company had issued series of convertible preference shares, which were assessed as financial liabilities at fair value through profit or loss due to either its redemption option or contingent settlement provisions feature.

	Authorized shares (in		Shares issued (in	Total	May 22, 2023
	thousands of shares)	Issuance date	thousands of shares)	issuance amount	Share price	Total amount
Series A	34	2015.5.20~2016.7.20	34	$1,200,000	131.279354	$4,405,739
Series B	33	2016.10.31~2017.4.11	33	1,869,000	134.780833	4,410,061
Series B-1	2	2017.11.9~2017.11.27	2	180,000	136.135819	307,451
Series C	40	2018.2.1~2019.3.14	40	3,500,000	136.582839	5,401,508
Series C-1	24	2019.3.14~2019.10.2	24	2,217,055	135.690064	3,282,230
Series C-2	10	2019.6.13~2019.10.2	10	1,103,300	136.806531	1,337,131
Series D-1	23	2020.6.25	23	3,300,000	141.663357	3,295,335
Series D-2	61	2020.11.19~2022.5.12	32	4,592,249	138.137284	4,471,615
Total			198	$17,961,604		$26,911,070

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

d)	Convertible promissory notes:

i)	Between January and October of 2024, the Company issued convertible promissory notes with a maturity date on December 7, 2024 to its existing shareholders and other third parties (refer to as the “2024 Convertible Promissory Notes”) as follows:

Holder	Issuance date	Issuance amount	Interest rate	Note
A	2024.1.2	$509,041	10%	1
B	2024.1.4	300,000	10%	2
A	2024.3.6	250,000	10%	2
C	2024.3.19	100,000	10%	2
D	2024.3.20	66,430	10%	2
E	2024.5.16	100,000	10%	2
F	2024.6.3	150,000	10%	2
G	2024.8.15	150,000	10%	2
H	2024.9.12	100,000	10%	2
I	2024.10.23	1,000,000	10%	2
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

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

The 2024 Convertible Promissory Notes were converted into 15,880 ordinary shares on December 5, 2024, immediately prior to the closing of de-SPAC transaction, and $297,109 valuation loss is recognized based on the fair value estimated at the conversion. Information related to the methods and assumptions used for the fair value estimates are provided in Note 42 b) (b).

ii)	On December 4, 2024, when the Company merged with Blue Ocean, the Company issued convertible promissory notes at 8% per annum with a maturity date on December 4, 2026 to replace Blue Ocean ‘s initial promissory notes to its sponsors (refer to as the “2024 Sponsor Promissory Notes”) for a principal amount of $2,562,102.

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

As of December 31, 2025, the 2024 Sponsor Promissory Notes are still outstanding with 50% of the principal amount classified as current liability, $267,898 and $170,000 valuation losses were recognized for 2024 and 2025, respectively, based on the discounted cash flow method and binomial model calculated by applying market information available. Information related to the methods and assumptions used for the fair value estimates are provided in Note 42 b) (b).

iii)	On December 13, 2024, the Company issued a convertible note at 6% per annum with a maturity date on December 13, 2025 to a third party (refer to as the “3i Promissory Note”) for a principal amount of $4,250,000 with the following terms and conditions:

1.	Optional conversion: At any time on or after the issuance date, the holder shall be entitled to convert all or any portion of the outstanding principal and accrued interest into ordinary shares at the conversion price of $266.2, subject to adjustment as provided in the Agreement.

2.	Installment conversion: On the first day of each calendar month subsequent to the effective date, the Company shall pay to the holder of this note the applicable installment amount due on such date by converting to ordinary shares of the Company at the lower of (i) the Conversion Price and (ii) 92% of the lowest volume-weighted average trading price in the ten trading days immediately prior to each installment date. However, the Company may also, at its option following notice to the holder, pay all or part of the installment amount by cash or by any combination of cash and conversion.

3.	Redemption: At any time, the Company shall have the right to redeem all or any portion of the conversion amount then remaining in cash at the lower of (i) the Conversion Price and (ii) 92% of the lowest volume-weighted average trading price in the ten trading days immediately prior to such optional redemption date.

The 3i Promissory Note was assessed as financial liabilities at fair value through profit or loss due to either its redemption option or conversion feature. As of December 31, 2025, the 3i Promissory Note were converted into 500,111 ordinary shares and paid out cash $1,535,473 in 2025, $21,000 and $734,555 valuation losses were recognized for 2024 and 2025, respectively, based on the discounted cash flow method and binomial model calculated by applying market information available. Information related to the methods and assumptions used for the fair value estimates are provided in Note 42 b) (b).

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

iv)	Between June and September of 2025, the Company issued convertible promissory notes maturing in one year to its existing shareholders and other third parties (refer to as the “2025 Convertible Promissory Notes”) as follows:

Holder	Issuance date	Issuance amount	Interest rate
J	2025.6.13	$50,000	10%
K	2025.7.16	25,000	10%
L	2025.8.12	150,000	10%
L	2025.9.22	150,000	10%
		$375,000

Note: The convertible promissory notes are issued for cash.

The 2025 Convertible Promissory Notes were assessed as financial liabilities at fair value through profit or loss due to its conversion feature that may results for the Company to deliver a variable number of its own equity instruments.

The 2025 Convertible Promissory Notes are still outstanding, and $100,000 valuation loss is recognized based on the fair value estimated at the conversion. Information related to the methods and assumptions used for the fair value estimates are provided in Note 42 b) (b).

v)	On December 8, 2025, the Company issued a senior convertible note at 6% per annum with a maturity date on June 8, 2027 to a third party (refer to as the “3i Senior Convertible Note”) for an original principal amount of $1,500,000 with the following terms and conditions:

1.	Optional conversion: At any time on or after the issuance date, the holder shall be entitled to convert all or any portion of the outstanding conversion amount (including principal, interest, and make-whole amount) into ordinary shares at the conversion price of $2.2949, subject to adjustment as provided in the Note.

2.	Installment conversion: The note provides for payment of installment amounts on applicable installment dates by converting into ordinary shares or, at the Company’s option and subject to certain conditions, by payment in cash or a combination thereof.

3.	Warrant Issuance: In connection with the transaction, the Company issued an ordinary share purchase warrant to the holder, entitling the holder to purchase up to 145,844 ordinary shares at a specified exercise price. The warrant is exercisable for a period of five years from the issuance date.

4.	The note was issued with a ten percent (10%) original issue discount.

The 3i Senior Convertible Note was assessed as financial liabilities at fair value through profit or loss due to either its redemption option or conversion feature. As of December 31, 2025, the 3i Senior Convertible Note is still outstanding and $300,000 valuation loss is recognized based on the discounted cash flow method and binomial model calculated by applying market information available. Information related to the methods and assumptions used for the fair value estimates are provided in Note 42 b) (b).

e)	Warrants:

i)	On June 6, 2023, the Company, TNL MG, and Blue Ocean entered into the Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, TNL MG will merge with and into Blue Ocean, with Blue Ocean surviving the merger as a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, immediately prior to the Closing Date, each Blue Ocean warrant will become a warrant exercisable for TNL Mediagene ordinary shares on a conversion ratio of 1.00 and on the same terms as the original Blue Ocean warrant with the following terms and conditions:

1.	Warrant price: Each registered holder can purchase the Company’s ordinary shares at the price of $230.00 per share. The Company in its sole discretion may lower the warrants price at any time.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

2.	Expiration: At the earliest to occur of (i) on the date that is 5 years after the date on which the Company completes its initial Business Combination and (ii) the liquidation of the Company in accordance with the Company’s memorandum and articles of association. The Company in its sole discretion may extend the duration of the warrants by delaying the expiration date.

3.	Redemption: When the Company gives proper notice to the holders, the Company has the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration under following circumstances (i) redeem at a price of $0.20 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds $360.00 per share, and (ii) redeem at a price of $0.20 per warrant, provided that the last reported sales price of ordinary shares equals or exceeds $200.00 per share but is less than $360.00 per share.

As of December 31, 2025, the total outstanding public and private warrants are 841,630 warrants, $214,769 valuation loss and $668,253 valuation gain are recognized for 2024 and 2025, respectively, based on the closing market price.

ii)	Warrants newly issued on December 8, 2025, please refer to Note d) v).

As of December 31, 2025, the total outstanding public and private warrants are 145,844 warrants, $8,000 valuation loss is recognized for 2025, based on the Binomial model.

14.	Financial liabilities at amortized cost

	December 31, 2024	December 31, 2025

Current:
Subsidiary’s preferred shares liabilities	$-	$521,003
Add: Net exchange differences	-	(11,935)
	$-	$509,068
Non-current:
Subsidiary’s preferred shares liabilities	$1,953,761	$1,432,758
Add: Net exchange differences	(123,935)	(32,822)
	$1,829,826	$1,399,936

a)	Amounts recognized in profit or loss in relation to financial liabilities at amortized cost are listed below:

	Year ended December 31,
	2023	2024	2025

Finance costs	$27,543	$28,041	$28,889

b)	On August 15, 2020, TNL TW, a subsidiary of the Company, issued Class A preferred shares to the National Development Fund of the Executive Yuan. The Class A preferred shares of TNL TW are assessed as liabilities in accordance with the rights of the shareholders, the conditions of issuance of Class A preferred shares are as follows:

i)	Shares issued：500 thousand shares of TNL TW

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

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

c)	In accordance with the investment agreements by DaEX and each of certain DaEX’s non-controlling shareholders, and the joint venture agreement by TNL TW and AccuHit AI Technology Taiwan Co., Ltd (a DaEX’s non-controlling shareholders), each of certain DaEX non-controlling shareholders (the “DaEX Conversion Right Holders”) has the right to, before de-SPAC of the Company, convert their shares of DaEX into the shares of the Company. The value of the DaEX converted shares shall not be less than NT$20,690,000 (US$673,722), which was the initial investment amount of certain DaEX non-controlling shareholders, and the actual conversion price is at $224.2 per share

The DaEX conversion rights were converted into 2,892 ordinary shares on December 5, 2024, immediately prior to the closing of de-SPAC transaction.

15.	Other payables

	December 31, 2024	December 31, 2025

Professional fee payable	$5,220,515	$2,672,221
Salaries and bonuses payable	2,312,157	2,924,872
Brand promotion/advertising fees payable	266,726	20,083
Labor and health insurance payable	281,123	309,389
Sales tax payable	389,459	192,892
Other expense payable	569,104	1,168,156
	$9,039,084	$7,287,613

Professional fee payable is for legal, accounting and consulting services related to the acquisition of MG, de-SPAC transaction, annual audit and interim review.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

16.	Long-term borrowings
Type of borrowings	December 31, 2024	December 31, 2025

Bank loans
Secured loans	$8,145,702	$6,969,925
Unsecured loans	885,493	699,464
	9,031,195	7,669,389
Less: Current portion	(4,188,088)	(4,119,952)
	$4,843,107	$3,549,437

a)	Principal and interest of long-term bank loans are repayable on a monthly installment, refer to table below for details:

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

Lender G refers to Sumitomo Mitsui Banking Corporation;

Lender H refers to DBS Bank (Taiwan) Ltd.;

Lender I refers to CTBC Bank Co., Ltd.;

Lender J refers to E.SUN Commercial Bank, Ltd.

Lender K refers to Shinshin Credit Corporation

Lender L refers to Hotai Finance Co., Ltd.

Lender M refers to Kiraboshi Bank, Ltd.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

As of December 31, 2024
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2022.06.24-2025.06.24	$274,474	Secured	$47,165	-	2.605%	Tzu-Wei Chung	$-
A	2022.06.24-2025.06.24	60,994	Secured	10,481	-	2.605%	Tzu-Wei Chung	-
A	2022.06.24-2025.06.24	60,994	Secured	10,481	-	2.605%	Tzu-Wei Chung	-
A	2022.09.29-2025.09.29	60,994	Secured	15,677	-	2.605%	Tzu-Wei Chung	-
A	2022.12.12-2025.12.12	152,486	Secured	52,178	-	2.825%	Tzu-Wei Chung	-
A	2023.09.27-2026.09.26	182,983	Secured	108,585	-	2.825%	Tzu-Wei Chung	-
A	2023.10.17-2026.10.17	182,983	Secured	113,632	-	2.825%	Tzu-Wei Chung	-
A	2023.10.17-2026.10.17	137,237	Secured	85,224	-	2.825%	Tzu-Wei Chung	-
A	2023.12.28-2026.12.27	137,237	Secured	92,763	-	2.825%	Tzu-Wei Chung	13,724
A	2023.12.28-2026.12.27	137,237	Secured	92,763	-	2.825%	Tzu-Wei Chung	13,724
A	2024.09.12~2027.09.12	304,971	Secured	280,562		2.915%	Tzu-Wei Chung	-
B	2023.07.27-2025.07.27	457,457	Secured	133,425	-	2.910%	Tzu-Wei Chung	251,601
B	2024.08.16~2026.08.16	609,942	Secured	508,285	-	3.070%	Tzu-Wei Chung	-
C	2021.09.30-2026.09.30	152,486	Secured	69,906	-	3.875%	Tzu-Wei Chung	-
C	2020.08.24-2025.08.24	182,983	Secured	13,769	-	2.875%	Tzu-Wei Chung	-
C	2023.11.08-2028.11.08	304,971	Secured	246,432	-	2.220%	Tzu-Wei Chung	-
D	2023.06.08-2025.06.08	426,959	Unsecured	101,250	-	3.500%	Tzu-Wei Chung	-
D	2024.04.26-2026.04.26	640,439	Unsecured	420,819	-	3.625%	Tzu-Wei Chung	-
D	2024.04.26-2026.04.26	396,462	Unsecured	363,424	-	4.166%	Tzu-Wei Chung	-
E	2021.06.07-2026.12.07	914,913	Secured	313,987	-	3.375%	Tzu-Wei Chung	-
E	2021.10.20-2026.10.20	792,925	Secured	293,788	-	3.125%	Tzu-Wei Chung	-
E	2022.01.05-2025.01.05	121,988	Secured	3,388	-	3.625%	Tzu-Wei Chung	-
E	2022.11.25-2027.11.25	1,219,884	Secured	738,814	-	3.375%	Tzu-Wei Chung	64,531
E	2023,07.26-2028.07.26	304,971	Secured	218,562	-	2.220%	Tzu-Wei Chung	-
E	2024.12.26-2027.12.26	304,971	Secured	304,971	-	2.970%	Tzu-Wei Chung	-
E	2024.12.26-2026.12.26	609,942	Secured	609,942		3.120%	Tzu-Wei Chung	60,994
E	2024.12.20-2039.12.20	1,951,815	Secured	1,951,815		2.720%	Tzu-Wei Chung	-
F	2024.02.17-2029.02.17	45,746	Secured	38,121	-	3.125%	Tzu-Wei Chung	-
G	2020.09.28-2030.09.27	256,049	Secured	149,149	-	1.000%	-	-
H	2024.03.15-2026.03.15	884,416	Secured	558,279	-	2.720%	Tzu-Wei Chung	33,547
I	2024.04.03-2027.04.03	914,913	Secured	711,599	-	3.012%	Tzu-Wei Chung	-
J	2024.05.13-2027.05.13	457,457	Secured	371,959	-	3.420%	Tzu-Wei Chung	-
				$9,031,195

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

As of December 31, 2025
Lender	Facility period	Credit facility	Type	Outstanding amount	Undrawn amount	Interest rate	Guarantor	Collateral
A	2023.09.27-2026.09.26	$190,900	Secured	$49,236	-	2.825%	Tzu-Wei Chung	-
A	2023.10.17-2026.10.17	190,900	Secured	54,647	-	2.825%	Tzu-Wei Chung	-
A	2023.10.17-2026.10.17	143,175	Secured	40,985	-	2.825%	Tzu-Wei Chung	-
A	2023.12.28-2026.12.27	143,175	Secured	49,071	-	2.825%	Tzu-Wei Chung	14,318
A	2023.12.28-2026.12.27	143,175	Secured	49,071	-	2.825%	Tzu-Wei Chung	14,318
A	2024.09.12~2027.09.12	318,167	Secured	188,966	-	2.915%	Tzu-Wei Chung	-
A	2025.05.29-2028.05.28	318,167	Secured	258,480	-	2.945%	Tzu-Wei Chung	-
B	2024.08.16~2026.08.16	636,335	Secured	212,112	-	3.350%	Tzu-Wei Chung	262,488
B	2025.03.27-2027.03.27	477,251	Secured	298,282	-	3.350%	Tzu-Wei Chung	45,816
C	2021.09.30-2026.09.30	159,084	Secured	32,269	-	3.875%	Tzu-Wei Chung	-
C	2023.11.08-2028.11.08	318,167	Secured	193,562		2.220%	Tzu-Wei Chung	-
D	2024.04.26-2026.04.26	668,151	Unsecured	108,165	-	3.625%	Tzu-Wei Chung	-
D	2024.10.25-2026.10.25	413,618	Unsecured	172,341	-	4.166%	Tzu-Wei Chung	-
D	2025.07.15-2027.07.15	540,885	Unsecured	418,958	-	8.746%	Tzu-Wei Chung	54,088
D	2025.09.30-2027.09.30	222,717	Secured	194,650		9.130%	Tzu-Wei Chung	47,725
E	2021.06.07-2026.12.07	954,502	Secured	136,671	-	3.375%	Tzu-Wei Chung	-
E	2021.10.20-2026.10.20	827,235	Secured	141,053	-	3.125%	Tzu-Wei Chung	-
E	2022.11.25-2027.11.25	1,272,669	Secured	506,515	-	3.375%	Tzu-Wei Chung	-
E	2024.12.20-2039.12.20	2,036,271	Secured	1,924,803	-	2.720%	Tzu-Wei Chung	-
E	2025.12.15-2027.12.26	55,237	Secured	55,237	-	2.970%	Tzu-Wei Chung	-
E	2025.12.15-2027.12.26	165,712	Secured	165,712	-	2.970%	Tzu-Wei Chung	-
E	2025.12.15-2027.12.26	344,681	Secured	344,681	-	3.120%	Tzu-Wei Chung	64,035
F	2024.02.17-2029.02.17	47,725	Secured	30,226	-	3.125%	Tzu-Wei Chung	-
G	2020.09.28-2030.09.27	255,558	Secured	123,256	-	1.000%	-	-
H	2024.03.15-2026.03.15	922,685	Secured	118,074	-	2.720%	Tzu-Wei Chung	34,998
I	2024.04.03-2027.04.03	954,502	Secured	424,223	-	3.012%	Tzu-Wei Chung	-
J	2024.05.13-2027.05.13	477,251	Secured	231,354	-	3.420%	Tzu-Wei Chung	-
J	2025.10.17-2028-10.17	159,084	Secured	150,857	-	5.000%	Tzu-Wei Chung	-
K	2025.02.19-2026.08.19	620,426	Secured	282,678	-	6.050%	Tzu-Wei Chung	124,085
L	2025.04.07-2026.10.07	674,515	Secured	343,621	-	7.220%	Tzu-Wei Chung	190,900
M	2025.8.20-2032.8.20	383,338	Secured	369,633	-	2.475%	-	-
				$7,669,389

b)	Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 38.

c)	Information relating to interest rate risk and liquidity risk are provided in Note 42 a).

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

17.	Pensions_ Defined Contribution Plans

Effective from July 1, 2005, the Company’s subsidiaries in Taiwan established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company’s subsidiaries in Taiwan contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company’s subsidiaries in Taiwan for the years ended December 31, 2023, 2024 and 2025 were $378,041, $396,059 and $398,512, respectively.

The Company’s subsidiaries in Japan and Hong Kong adopted a defined contribution pension plan in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contribution, the subsidiary has no further obligations. respectively. The pension costs of the subsidiaries for Japan and Hong Kong for the years ended December 31, 2023, 2024 and 2025 were $548,474, $293,259 and $813,655, respectively.

18.	Share-based payment

Share data have been revised to give effect to the share split as explained in Note 4 b) (d).

a)	For the year ended December 31, 2025, the Group’s share-based payment arrangements were as follows:

Type of arrangement	Grant date	Quantity granted	Contract period	Vesting conditions
Employee stock options	May 14, 2015	15,886	10 years	Note 1
Employee stock options	May 14, 2015	8,344	10 years	Note 1
Employee stock options	April 14, 2016	398	10 years	Note 2
Employee stock options	April 14, 2016	2,383	10 years	Note 3
Employee stock options	April 7, 2017	1,799	10 years	Note 1
Employee stock options	March 11, 2019	185	10 years	Note 1
Employee stock options	March 11, 2019	185	10 years	Note 1
Employee stock options	March 11, 2019	185	10 years	Note 1
Employee stock options	October 4, 2019	185	10 years	Note 1
Employee stock options	January 9, 2020	185	10 years	Note 1
Employee stock options	March 9, 2020	185	10 years	Note 1
Employee stock options	April 27, 2020	83	10 years	Note 1
Employee stock options	July 31, 2020	3,318	10 years	Note 1
Employee stock options	November 2, 2020	2,489	10 years	Note 1
Employee stock options	May 3, 2021	1,660	10 years	Note 1
Employee stock options	July 1, 2021	185	10 years	Note 1
Employee stock options	July 1, 2021	185	10 years	Note 1
Employee stock options	July 1, 2021	185	10 years	Note 1
Employee stock options	September 1, 2021	83	10 years	Note 3
Employee stock options	February 10, 2022	185	10 years	Note 1
Employee stock options	February 10, 2022	536	10 years	Note 1
Employee stock options	February 10, 2022	367	10 years	Note 1
Employee stock options	February 10, 2022	1,660	10 years	Note 4
Employee stock options	June 10, 2022	535	10 years	Note 3
Employee stock options	June 10, 2022	653	10 years	Note 3
Employee stock options	June 21, 2022	1,751	10 years	Note 4
Employee stock options	May 31, 2023	150	10 years	Note 1
Employee stock options	May 31, 2023	509	10 years	Note 1
Employee stock options	May 31, 2023	527	10 years	Note 1
Employee stock options	July 31, 2023	751	10 years	Note 1
Employee stock options	July 31, 2023	278	10 years	Note 1
Employee stock options	July 31, 2023	1,362	10 years	Note 1
Employee stock options	August 21, 2023	553	10 years	Note 1
Employee stock options	January 1, 2024	111	10 years	Note 3
Employee stock options	January 1, 2024	278	10 years	Note 1
Employee stock options	January 1, 2024	111	10 years	Note 1
Employee stock options	September 1, 2024	1,245	10 years	Note 3

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

Type of arrangement	Grant date	Quantity granted	Contract period	Vesting conditions
Employee stock options	September 1, 2024	56	10 years	Note 1
Employee stock options	November 20, 2024	3,574	10 years	Note 1
Employee stock options	December 2, 2025	9,000	10 years	Note 4
Restricted stocks to employees	January 1, 2024	231	4 years	Note 6, 10
Restricted stocks to employees	September 1, 2024	88	4 years	Note 6, 10
Restricted stocks to employees	November 20, 2024	110	6 months	Note 7, 10
Restricted stocks to employees	November 20, 2024	438	6 months	Note 7, 10
Restricted shares to employees	February 10, 2025	1,073	4 years	Note 6, 10
Restricted shares to employees	May 1, 2025	2,042	1 years	Note 8, 10
Restricted shares to employees	December 2, 2025	11,355	-	Note 9, 10

Note 1:	Twenty-five percent of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date. For the remaining seventy-five percent, one forty-eighth of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 2:	All of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 3:	One-third of the shares subject to the option shall vest on the one-year anniversary of the vesting commencement date, and one-third of the shares subject to the option shall vest each year thereafter on the anniversary of the vesting commencement date, subject to participant continuing to be a service provider through each such date.

Note 4:	Single tranche and cliff; fully vested on the earlier of (a) the date of the next AGM (presumably late 2026) or (b) December 2, 2026 (one-year anniversary)

Note 5:	All shares subject to the option shall vest immediately.

Note 6:	Twenty-five percent of the shares subject to the Agreement shall vest upon the completion of five months from the date of the Agreement. For the remaining seventy-five percent of the shares subject to the Agreement shall vest in thirty-six equal monthly installments commencing upon the completion of five months from the date of the Agreement.

Note 7:	All shares subject to the Agreement shall vest upon the completion of six months from the date of the Agreement.

Note 8:	All shares subject to the Agreement shall vest in two installments, with 50% vesting after four months and the remaining 50% vesting on December 31,2025.

Note 9:	All shares subject to the Agreement shall vest in full on December 2, 2025.

Note 10:	The restricted shares issued by the company cannot be transferred during the vesting period, but voting right and dividend right are not restricted on these stocks.

The share-based payment arrangements above are settled by equity.

b)	Details of the share-based payment arrangements are as follows:

	2024
Stock options	No. of options	Weighted-average exercise price
Options outstanding at January 1	36,107	65.196139
Options granted	5,375	203.774536
Options exercised	(1,519)	15.094163
Options forfeited	(692)	201.972966
Options outstanding at December 31	39,271	83.679889
Options exercisable at December 31	32,825

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

	2025
Stock options	No. of options	Weighted-average exercise price
Options outstanding at January 1	39,271	83.679889
Options granted	9,000	5.560000
Options forfeited	(22,347)	33.000042
Options outstanding at December 31	25,924	100.121485
Options exercisable at December 31	13,889

	2024	2025
Restricted stocks	No. of restricted stocks	No. of restricted stocks
Restricted stocks granted but not yet vested at January 1	-	636
Restricted stocks granted	867	14,470
Restricted stocks vested	(231)	(15,106)
Restricted stocks granted but not yet vested at December 31	636	—

c)	The expiry date and exercise price of stock options outstanding at balance sheet date are as follows:

		December 31, 2024		December 31, 2025
Grant date	Expiration Date	Quantity	Exercise price	Quantity	Exercise price
May 14, 2015	May 13, 2025	15,886	3.575621	-	-
May 14, 2015	May 13, 2025	1,192	3.575621	-	-
April 14, 2016	April 13, 2026	398	3.575621	398	3.575621
April 7, 2017	April 6, 2027	1,472	57.120609	1,472	57.120609
March 11, 2019	March 10, 2029	185	88.501194	185	88.501194
March 11, 2019	March 10, 2029	185	88.501194	-	-
October 4, 2019	October 3, 2029	185	112.882436	185	112.882436
January 9, 2020	January 8, 2030	185	88.501194	185	88.501194
July 31, 2020	July 30, 2030	3,318	134.323144	2,765	134.323144
November 2, 2020	November 1, 2030	2,489	112.882436	-	-
May 3, 2021	May 2, 2031	1,660	134.323144	1,660	134.323144
July 1, 2021	June 30, 2031	185	141.863902	-	-
July 1, 2021	June 30, 2031	185	141.863902	185	141.863902
July 1, 2021	June 30, 2031	185	88.501194	185	88.501194
February 10, 2022	February 9, 2032	185	88.501194	185	88.501194
February 10, 2022	February 9, 2032	536	141.863902	351	141.863902
February 10, 2022	February 9, 2032	367	141.863902	-	-
February 10, 2022	February 9, 2032	1,660	141.863902	1,162	141.863902
May 31, 2023	May 30, 2033	150	134.323144	-	-
May 31, 2023	May 30, 2033	370	141.863902	185	141.863902
May 31, 2023	May 30, 2033	527	141.863902	416	141.863902
July 31, 2023	July 30, 2033	751	180.345276	695	180.345276
July 31, 2023	July 30, 2033	278	180.345276	278	180.345276
July 31, 2023	July 30, 2033	1,362	180.345276	1,279	180.345276
January 1, 2024	December 31, 2033	111	134.323144	111	134.323144
January 1, 2024	December 31, 2033	278	180.345276	139	180.345276
January 1, 2024	December 31, 2033	111	180.345276	111	180.345276
September 1, 2024	August 31, 2034	1,245	180.345276	1,245	180.345276
September 1, 2024	August 31, 2034	56	180.345276	56	180.345276
November 20, 2024	November 19, 2034	3,574	217.000232	3,491	217.000232
December 2, 2025	December 1, 2035	-	-	9,000	5.560000

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

d)	The fair value of stock options granted on grant date is measured using the binomial model. Relevant information is as follow:

Type of Arrangement	Grant date	Stock price	Exercise price	Expected price volatility	Expected option life	Expected dividend	Risk-free interest rate	Fair value per unit
Employee stock options	May 14, 2015	7.969695	3.575621	40%	9.38	-	2.231%	4.398052~5.034948
Employee stock options	May 14, 2015	7.969695	3.575621	40%	7.80	-	2.231%	4.785398~5.304752
Employee stock options	April 14, 2016	8.668436	3.575621	44%	10.00	-	1.793%	5.096070
Employee stock options	April 14, 2016	8.668436	3.575621	44%	8.79	-	1.793%	5.227355~5.770760
Employee stock options	April 7, 2017	5.560450	57.120609	42%	7.84	-	2.383%	0.354795~0.382463
Employee stock options	March 11, 2019	30.544953	88.501194	39%	8.26	-	2.640%	6.166785~6.640750
Employee stock options	March 11, 2019	30.544953	88.501194	39%	8.93	-	2.640%	6.166785~6.616337
Employee stock options	March 11, 2019	30.544953	88.501194	39%	8.12	-	2.640%	6.273838~6.769141
Employee stock options	October 4, 2019	40.794235	112.882436	39%	8.82	-	1.530%	7.812732~8.422141
Employee stock options	January 9, 2020	48.814926	88.501194	40%	7.28	-	1.856%	13.917672~15.081516
Employee stock options	March 9, 2020	47.614914	112.882436	40%	7.75	-	0.543%	10.532830~11.407160
Employee stock options	April 27, 2020	47.495745	112.882436	45%	7.84	-	0.661%	12.571547~13.812607
Employee stock options	July 31, 2020	30.896855	134.323144	47%	7.84	-	0.529%	5.635858~6.118683
Employee stock options	November 2, 2020	30.769005	112.882436	49%	7.84	-	0.845%	7.153593~7.804956
Employee stock options	May 3, 2021	73.819320	134.323144	52%	7.88	-	1.600%	27.581995~31.297039
Employee stock options	July 1, 2021	73.830893	141.863902	53%	8.84	-	1.459%	26.184152~29.396479
Employee stock options	July 1, 2021	73.830893	141.863902	53%	7.84	-	1.459%	26.888318~30.849838
Employee stock options	July 1, 2021	73.830893	88.501194	53%	8.84	-	1.459%	31.187454~36.075746
Employee stock options	September 1, 2021	73.709192	141.863902	53%	9.00	-	1.295%	25.989394~27.712919
Employee stock options	February 10, 2022	74.480809	88.501194	53%	9.48	-	2.032%	31.860878~34.817868
Employee stock options	February 10, 2022	74.480809	141.863902	53%	8.84	-	2.032%	26.846003~30.277862
Employee stock options	February 10, 2022	74.480809	141.863902	53%	8.20	-	2.032%	27.326116~31.200474
Employee stock options	February 10, 2022	74.480809	141.863902	53%	9.40	-	2.032%	27.286152
Employee stock options	June 10, 2022	87.078757	88.501194	56%	10.00	-	3.158%	39.164202
Employee stock options	June 10, 2022	87.078757	22.730774	56%	10.00	-	3.158%	64.383788
Employee stock options	June 21, 2022	87.186353	57.120609	56%	10.00	-	3.278%	45.229901
Employee stock options	May 31, 2023	139.079065	134.323144	57%	9.06	-	3.646%	66.464097~78.315022
Employee stock options	May 31, 2023	139.079065	141.863902	57%	8.85	-	3.646%	63.192276~77.126403
Employee stock options	May 31, 2023	139.079065	141.863902	57%	7.85	-	3.646%	66.527027~81.592268
Employee stock options	July 31, 2023	138.753565	180.345276	57%	8.85	-	3.962%	59.907254~71.311159
Employee stock options	July 31, 2023	138.753565	180.345276	57%	7.85	-	3.962%	62.236390~75.671055
Employee stock options	July 31, 2023	138.753565	180.345276	57%	9.48	-	3.962%	59.916838~66.643845
Employee stock options	August 21, 2023	138.735482	217.000232	57%	7.84	-	4.341%	57.003248~70.411874
Employee stock options	January 1, 2024	138.843982	134.323144	44%	9.90	-	3.880%	59.003991~59.386273
Employee stock options	January 1, 2024	138.843982	180.345276	44%	9.48	-	3.880%	52.406279~56.862018
Employee stock options	January 1, 2024	138.843982	180.345276	44%	8.84	-	3.880%	52.406279~60.009787
Employee stock options	September 1, 2024	166.782762	180.345276	46%	8.17	-	3.890%	72.263971~80.672910
Employee stock options	September 1, 2024	166.782762	180.345276	46%	8.85	-	3.890%	70.440807~81.180329
Employee stock options	November 20, 2024	184.884198	217.000232	46%	7.84	-	4.405%	79.816302~93.158019
Employee stock options	December 2, 2025	5.560000	5.560000	41%	10.00		4.09%	3.263000

Note:	The volatility factor estimated was based on the historical share price movement of the comparable companies for the period of time close to the expected time to exercise.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

e)	In 2024, the fair value of restricted stocks granted on grant date is measured using the discounted cash flow method, with relevant information is as follows. Since the TNL Mediagene ordinary shares commenced trading on NASDAQ on December 5, 2024, the fair value of restricted stock granted on the grant date in 2025 is measured based on the actual stock price.

Type of Arrangement	Grant date	Stock price	Exercise price	Perpetual growth rate	Expected life	Expected dividend	Discount rate	Fair value per unit
Restricted stocks to employees	January 1, 2024	138.843982	-	2.0%	4	-	10.8%	138.843982
Restricted stocks to employees	September 1, 2024	166.782762	-	2.0%	4	-	10.7%	166.782762
Restricted stocks to employees	November 20, 2024	184.884198	-	2.0%	0.5	-	10.7%	184.884198
Restricted stocks to employees	February 10, 2025	2.400000	-	-	4	-	-	2.400000
Restricted stocks to employees	May 1, 2025	0.380000	-	-	0.7	-	-	0.380000
Restricted stocks to employees	December 2, 2025	5.560000	-	-	-	-	-	5.560000

f)	Expenses incurred on share-based payment transactions related to employee stock options and restricted stocks are shown below:

	Year ended December 31,
	2023	2024	2025

Share based payments	$118,800	$250,952	$483,592

19.	Capital stock

Share data have been revised to give effect to the share split as explained in Note 4 b) (d).

As of December 31, 2025, the Company’s authorized capital was $50,000, and the issued and outstanding capital was $5,112, consisting of 2,556,405 shares of ordinary shares with a par value of $ 0.002 per share. All proceeds from shares issued have been collected.

The TNL Mediagene ordinary shares and TNL Mediagene warrants commenced trading on NASDAQ on December 5, 2024 under the ticker symbols “TNMG” and “TNMGW,” respectively.

Movements in the number of the Company’s ordinary shares outstanding are as follows (Unit: thousand shares):

	Note	2023	2024	2025
At January 1		460	1,210	1,307
Issuance of ordinary shares	a, i	3	-	189
Share-based payments	Note 18	3	2	-
Preferred shares conversion	b	198	-	-
Acquisition of subsidiaries	c	504	-	-
Changes in non-controlling interests	d	42	-	-
Restricted stock vested	Note 18	-	-	4
Conversion from non-controlling shareholders	e	-	3	-
Conversion of convertible promissory notes	e, j	-	16	500
Conversion of November PIPE convertible notes	e	-	73	-
Issuance of ordinary shares to Blue Ocean shareholders	g	-	3	-
Issuance of ordinary shares to Green Quest shareholders	k	-	-	28
Issuance of ordinary shares to Tumim ELOC SPA	l	-	-	400
Equity Compensation for consulting services agreements	m	-	-	17
Issuance of ordinary shares to settle subsidiary’s debt	n	-	-	111
At December 31		1,210	1,307	2,556

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

Movement in 2023:

a)	In 2022, the Company raise additional capital through private placement by issuing 1,662 shares at a subscription price of $180.345095 per share for a total of $299,814, the alteration registration was completed on May 21, 2023.

In 2023, the Company raise additional capital through private placement by issuing 1,226 shares at a subscription price of $180.346180 per share and 709 shares at subscription price of $112.886414 per share for a total of $221,134 and $80,069, respectively, and the alteration registration was completed on May 21, and June 2, 2023, respectively.

b)	On May 22, 2023, all series of preferred shares had been converted to ordinary shares at a 1:1 conversion ratio amounted to $26,911,070. Please refer to Note 13 c) for details.

c)	In 2023, the Company issued 1,861 and 501,789 shares as equity consideration to acquire SC and MG, respectively. Please refer to Note 13 b) and Note 32 for details.

d)	In 2023, the Company issued 12 and 30 thousand shares to acquire interests of POLYDICE and AD2, respectively, from non-controlling interests.

Movement in 2024:

e)	In connection with the closing of the Merger with Blue Ocean, the Company issued 95 thousand ordinary shares upon recapitalization, the following table illustrates the reconciliation of the number of shares and capital surplus due to issuance of Company’s ordinary shares upon recapitalization:

	Note	Number of shares (thousand shares)	Capital surplus
Conversion from non-controlling shareholders	Note 14 c)	3	$434,277
Conversion of convertible promissory notes	Note 13 d)	16	3,022,549
Conversion of November PIPE Convertible Notes	f	73	12,089,847
Issuance of ordinary shares to Blue Ocean shareholders	g	3	685,040
Deferred issuance of ordinary share to Blue Ocean sponsors	g	-	29,227,201
Capitalized expenses for new shares issuance	h	-	(398,687)
			$45,060,227

f)	On November 22, 2024, in connection with the merger with Blue Ocean, the Company entered certain convertible note purchase agreements and issued subordinated unsecured convertible promissory notes at 10% per annum in aggregate principal amount of $4,355,000 (the “November PIPE Convertible Notes”) to certain third-party investors as well as certain members of Blue Ocean’s board of directors, management team and advisory board and other shareholders of Blue Ocean. The November PIPE Convertible Notes had a maturity date on December 7, 2024, with the following conversion terms:

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

The 2024 Sponsor PIPE were converted into 72,730 ordinary shares on December 5, 2024, immediately prior to the closing of de-SPAC transaction, and the difference between the ordinary shares and the sum of principal amount and the finance cost is recognized in capital surplus amounted to $12,089,847.

g)	At the closing of the Merger, the Company shall issue a total of 139 thousand ordinary shares to the public (3 thousand shares) and sponsor (136 thousand shares) shareholders of Blue Ocean, of which the Founder Shares in Blue Ocean agreed in the Sponsor Lock-up and Support Agreement to defer receiving 136 thousand shares from the Company. As of December 31, 2024, only 3 thousand shares were issued to the public shareholders of Blue Ocean at closing. Please refer to Note 35 for details.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

h)	In accordance with IAS 32, the incremental costs directly attributable to the equity transaction that otherwise would have been avoided are accounted for as a deduction from equity. In relation to the Merger, the transactions costs including legal, accounting and other professional fees are allocated as the deduction of capital surplus based on the amount of Company’s ordinary shares to be issued to Blue Ocean’s shareholders over the sum of i) total ordinary shares issued and outstanding at the closing of the Merger and ii) ordinary shares to be issued to Blue Ocean’s shareholders.

Movement in 2025:

i)	In 2025, the Company raise additional capital through private placement by issuing 113,636 shares at a subscription price of $8.8 per share and 75,781 shares at subscription price of $6.598 per share for a total of $1,000,000 and $500,000, respectively, and the alteration registration was completed on August 29, and October 17, 2025, respectively.

j)	As of December 31, 2025, the 3i Promissory Note were converted into 500,111 ordinary shares. Please refer to Note 13 d) iii) for details.

k)	In connection with the acquisition of Green Quest in September 2024, the Company issued 27,934 shares on May 7, 2025, for total equity consideration in Q2 2025. Please refer to Note 32 for details.

l)	On November 25, 2024, the Company entered an Agreement with Tumim (the “Tumim ELOC SPA”) for an equity line of credit up to $30 million (the “Total Commitment”). Pursuant to the Agreement, if the Company, in its sole discretion, drawn down any amount of this line of credit, the Company shall issue TNL Mediagene ordinary shares to settle the drawn down amount and is subject to the terms and conditions as follows:

i)	Maturity date: The Agreement shall terminate automatically on the earliest to occur of (i) 24-month anniversary of the signing date, and (ii) the date on which the investor shall have received the Total Commitment worth of Shares pursuant to this Agreement.

ii)	Price per share: the product obtained by multiplying (i) the lowest daily dollar volume-weighted average price on the trading market during the applicable valuation period by (ii) 0.97.

iii)	Prohibition: The Agreement prohibits the Company from issuing shares to Tumim if such issuance would cause Tumim’s beneficial ownership to exceed the 4.99% limitation.

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

The Company accounted for this equity line of credit as a loan commitment, as the Company has not drawn down any amount as of December 31, 2024, no obligation has been established for the Company to deliver its own equity instruments. In addition, the Company is obligated to issue a number of Commitment Shares at inception in exchange for services. The Commitment Shares was accounted under IFRS 2 in equity and first capitalized as a pre-payment for services and amortized over the 24-month contract period from the date of the Agreement.

On February 26, 2025, 5,952 shares were issued for the Commitment Shares. During 2025, pursuant to the Agreement, the Company issue 400 thousand shares to settle the drawn down amount.

m)	The Company entered into two business consulting services agreements with Sagara Group, LLC (“Sagara”). During the term of this Agreement, the Company shall pay to Sagara each month a payment of $18,000 cash and each month a payment of 17,000 ordinary shares of TNL Mediagene until terminated.

n)	In 2025, for the purpose of settling accounts payable, the Company raised additional capital through a private placement by issuing 110,936 shares at a subscription price of $5.91 per share, for a total of $655,630. The registration of the alteration was completed on October 30, 2025.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

20.	Capital surplus

Except as required by the Company’s Articles of Association or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

	2023
	Share premium	Employee stock options	Employee stock options- expired	Changes in ownership interest in subsidiaries	Total

January 1	$5,998,682	$346,606	$6,997	$135,628	$6,487,913
Issuance of ordinary shares	600,952	-	-	-	600,952
Preferred shares conversion	26,907,495	-	-	-	26,907,495
Acquisition of subsidiaries	70,619,903	-	-	-	70,619,903
Changes in non-controlling interests	-	-	-	708,719	708,719
Share-based payments	162,029	118,800	-	-	280,829
Employee stock options exercised	62,923	(62,923)	-	-	-
Employee stock options forfeited	-	(1,482)	1,482	-	-
December 31	$104,351,984	$401,001	$8,479	$844,347	$105,605,811

	2024
	Share premium	Employee stock options	Employee stock options- expired	Restricted stocks	Changes in ownership interest in subsidiaries	Total

January 1	$104,351,984	$401,001	$8,479	$-	$844,347	$105,605,811
Share-based payments	22,884	212,374	-	-	-	235,258
Employee stock options exercised	6,091	(6,091)	-	-	-	-
Employee stock options forfeited	-	(16,942)	16,942	-	-	-
Restricted stocks	-	-	-	147,816	-	147,816
Issuance of ordinary shares, net of issuance costs (Note 1)	45,060,227	-	-	-	-	45,060,227
Reverse share split as part of the recapitalization	19,489	-	-	-	-	19,489
Commitment shares (Note 2)	450,000	-	-	-	-	450,000
Acquisition of subsidiaries (Note 3)	3,184,536	-	-	-	-	3,184,536
December 31	$153,095,211	$590,342	$25,421	$147,816	$844,347	$154,703,137

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

	2025
	Share premium	Employee stock options	Employee stock options- expired	Restricted stocks	Changes in ownership interest in subsidiaries	Total

January 1	$153,095,211	$590,342	$25,421	$147,816	$844,347	$154,703,137
Share-based payments	-	279,597	-	-	-	279,597
Employee stock options forfeited	-	(178,176)	178,176	-	-	-
Restricted stocks	-	-	-	132,253	-	132,253
Issuance of ordinary shares-Second Note to 3i	3,469,082	-	-	-	-	3,469,082
Issuance of ordinary shares-Tumim ELOC	2,608,494	-	-	-	-	2,608,494
Issuance of ordinary shares-Private Placement	1,499,621	-	-	-	-	1,499,621
Issuance of ordinary shares for service fee	181,901	-	-	-	-	181,901
Issuance of ordinary shares to settle subsidiary’s debt	655,409	-	-	-	-	655,409
Commitment shares	(12)	-	-	-	-	(12)
Acquisition of subsidiaries (Note 3)	123,107	-	-	-	-	123,107
December 31	$161,632,813	$691,763	$203,597	$280,069	$844,347	$163,652,589

Note 1:	In connection with the Recapitalization, the Company recognized capital surplus of $45,060,227 due to issuance of ordinary shares. Please refer to Note 19 e) for details.

Note 2:	On November 25, 2024, the Company entered an Agreement with Tumim (the “Tumim ELOC SPA”) and became obligated to issue a number of the Company’s ordinary shares (the “Commitment Shares”) to Tumim as consideration for its irrevocable commitment for the equity line of credit. The Commitment Shares amounted to $450,000 was accounted under IFRS 2 in capital surplus. Please refer to Note 19 l) for details.

Note 3:	In 2024, connection with the acquisition of Green Quest, the Company recognized capital surplus of $3,184,536 for the purchase price consideration. In 2025, All Earn-Out Shares were issued, and the Company recognized capital surplus of $123,107. Please refer to Note 13 b) and Note 32 for details.

21.	Retained earnings

a)	Subject to the Statute and provisions of the Company’s Articles of Incorporation, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefore.

b)	The Group was in a net loss position for the years ended December 31, 2024 and 2025, and no earnings distribution was resolved by the Board of Directors.

22.	Revenue

	Year ended December 31,
	2023	2024	2025

Revenue from contracts with customers	$35,838,780	$48,493,897	$45,020,570

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following revenue sources:

2023	Digital studio	Media and branded content	Technology	Total

Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$-	$636,262	$-	$636,262
Over time	9,535,853	2,705,481	7,830,627	20,071,961
MG Group
Timing of revenue recognition
At a point in time	-	6,015,726	2,782,809	8,798,535
Over time	5,910,518	421,504	-	6,332,022
	$15,446,371	$9,778,973	$10,613,436	$35,838,780

2024	Digital studio	Media and branded content	Technology	Total

Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$-	$466,341	$-	$466,341
Over time	10,876,252	3,841,922	9,452,107	24,170,281
MG Group
Timing of revenue recognition
At a point in time	-	8,858,071	4,753,815	13,611,886
Over time	9,673,390	571,999	-	10,245,389
	$20,549,642	$13,738,333	$14,205,922	$48,493,897

2025	Digital studio	Media and branded content	Technology	Total

Revenue from external customer contracts:
TNL Group
Timing of revenue recognition
At a point in time	$-	$320,678	$-	$320,678
Over time	8,254,122	3,280,147	8,991,810	20,526,079
MG Group
Timing of revenue recognition
At a point in time	-	8,765,332	4,494,265	13,259,597
Over time	10,400,874	513,342	-	10,914,216
	$18,654,996	$12,879,499	$13,486,075	$45,020,570

Note: the segment information please refer to Note 43 for details.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

b)	Contract assets and liabilities

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	January 1, 2024	December 31, 2024	December 31, 2025

Contract assets:
Service contracts	$3,153,022	$3,980,380	$4,255,965
Contract liabilities
Advance sales receipts	$988,753	$578,219	$1,381,821

The information relating to loss allowance for contract assets is provided in Note 42 a) (c).

c)	Significant changes in contract assets

The increase in contract assets during the year ended December 31, 2024 and 2025 was attributed to progress of projects towards contract activities and is ahead of the agreed payment schedule.

d)	Revenue recognized that was included in the contract liability balance at the beginning of the period:

	Year ended December 31,
	2023	2024	2025

Revenue recognized that was included in the contract liabilities balance at the beginning of the period
Advance sales receipts	$680,723	$988,753	$578,219

e)	All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

23.	Interest income

	Year ended December 31,
	2023	2024	2025

Bank deposits	$16,604	$17,785	$10,910
Financial assets at amortized cost	1,960	2,091	5,123
Other interest income	776	1,897	2,524
	$19,340	$21,773	$18,557

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

24.	Other income

	Year ended December 31,
	2023	2024	2025

Grant income	$26,600	$15,060	$10,147
Sales tax refund	61,359	-	-
Gain on reversal of asset retirement obligations	215,637	-	-
Other income	105,959	42,964	400,256
	$409,555	$58,024	$410,403

25.	Other gains and losses

	Year ended December 31,
	2023	2024	2025

Gain on disposal of property, plant and equipment, net	$3,732	$38	$569
Gain (loss) on financial liabilities at fair value through profit or loss	5,480,914	(676,564)	606,825
Foreign exchange losses, net	(5,877)	(157,837)	(110,957)
Others	(19,966)	(17,326)	(9,500)
	$5,458,803	$(851,689)	$486,937

26.	Finance costs

	Year ended December 31,
	2023	2024	2025

Interest expense
Bank loans	$195,235	$254,090	$368,463
Other loans	28,439	44,036	237,331
Preferred shares liabilities (recognized as “Financial liabilities at amortized cost”)	27,543	28,041	28,889
Lease liabilities	42,419	66,640	65,137
Finance costs of issuing convertible notes at discount (note 1)	-	7,734,993	-
Commitment Fee (note 2)	-	18,750	225,000
Other	5,322	21,322	2,802
	$298,958	$8,167,872	$927,622

Note 1:	Finance costs related to issuing convertible notes at discount, please refer to Note 19 f) for details.

Note 2:	The Commitment Share related to Tumim equity line of credit is amortized over the contract period. Please refer to Note 19 l) for details.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

27.	Expenses by nature

	Year ended December 31,
	2023	2024	2025

Employee benefit expenses	$17,638,494	$22,749,535	$22,865,733
Media cost in cost of revenue	8,120,698	8,245,555	7,272,630
Depreciation expenses on property, plant and equipment	159,993	149,886	164,816
Depreciation expenses on right-of-use assets	865,790	987,745	1,030,422
Depreciation expenses on investment property	-	1,857	5,716
Amortization expenses	1,809,774	2,101,080	2,094,023
Professional fees	7,309,660	10,043,094	9,417,872
Impairment loss on intangible assets (Note 1)	298,424	29,026,050	39,211,519
Listing expenses (Note 2)	-	38,160,746	-

Note 1:	please refer to Note 11 for details.

Note 2:	please refer to Note 35 for details.

28.	Employee benefit expenses

	Year ended December 31,
	2023	2024	2025

Salaries	$14,736,022	$18,812,319	$17,850,773
Directors’ remuneration	442,555	728,486	1,486,196
Labor and health insurance	1,027,287	1,838,708	1,360,782
Defined contribution pension plans	926,515	689,318	1,212,167
Others	506,115	680,705	955,815
	$17,638,494	$22,749,535	$22,865,733

29.	Income tax benefit

a)	Income tax benefit

Components of income tax expense:

	Year ended December 31,
	2023	2024	2025

Current income tax:
Current income tax on profits for the period	$4,457	$40,184	$90,066
Income tax on unappropriated retained earnings	-	9,283	14,030
Prior year income tax underestimation	-	276,516	-
Total current income tax	4,457	325,983	104,096
Deferred income tax:
Relating to origination and reversal of temporary differences	(595,539)	(633,229)	(5,142,960)
Income tax benefit	$(591,082)	$(307,246)	$(5,038,864)

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

b)	The income tax charge relating to components of other comprehensive income is as follows:

	Year ended December 31,
	2023	2024	2025
Changes in fair value of financial assets at fair value through other comprehensive income	$-	$2,814	$(5,229)

c)	Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2023	2024	2025

Income tax benefit expense calculated at weighted-average statutory tax rate	$(1,108,602)	$(2,318,673)	$(6,180,996)
Expenses disallowed by tax regulation	78,538	1,373,430	120,467
Tax exempt income by tax regulation	(8,826)	(97,804)	-
Taxable loss not recognized as deferred tax assets	447,808	490,820	1,002,448
Change in assessment of realization of deferred tax assets	-	(40,818)	5,187
Prior year income tax (over) underestimation	-	276,516	-
Tax on undistributed earnings	-	9,283	14,030
Income tax benefit	$(591,082)	$(307,246)	$(5,038,864)

Note:	The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate (Taiwan: 20%, Japan: 34.59%, Hong Kong: 16.5%, Cayman: 0%).

d)	The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2023
	January 1	Recognized in profit or loss	Business combination	Exchange differences	December 31

Deferred tax assets
Allowance for doubtful debts	$17,324	$(162)	$979	$(13)	$18,128
Unrealized exchange losses	32,303	(30,475)	-	(468)	1,360
Other long-term employee benefits	-	17,679	109,512	(1,683)	125,508
Accrued paid absences	10,658	12,947	106,839	(1,462)	128,982
Share based payment	-	50,506	-	773	51,279
Loss carried forward	-	122,398	163,087	(3,103)	282,382
Deferred gain of government subsidy	-	(1,100)	8,529	(115)	7,314
Lease liabilities	-	19,012	3,479	(168)	22,323
Unrealized gain in intercompany transactions by consolidation	-	(1,110)	11,033	(151)	9,772
Total	$60,285	$189,695	$403,458	$(6,390)	$647,048

Deferred tax liabilities
Intangible assets	$(841,396)	$403,015	$(10,464,889)	$3,481	$(10,899,789)
Unrealized exchange gain	(11,108)	9,981	-	154	(973)
Property, plant and equipment	-	3,227	(19,354)	258	(15,869)
Financial assets at fair value through other comprehensive income	-	-	(14,299)	205	(14,094)
Other non-current assets	-	(38)	(1,832)	27	(1,843)
Right-of-use assets	-	(10,341)	-	65	(10,276)
Total	$(852,504)	$405,844	$(10,500,374)	$4,190	$(10,942,844)
Information presented on statements of financial position:
Deferred tax assets	$60,285				$647,048
Deferred tax liabilities	$(852,504)				$(10,942,844)

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

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

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

	2025
	January 1	Recognized in profit or loss	Effect on other comprehensive income	Exchange Differences	December 31

Deferred tax assets
Allowance for doubtful debts	$60,845	$(35,917)	$-	$2,347	$27,275
Unrealized exchange losses	17,761	1,959	-	751	20,471
Other long-term employee benefits	39,593	(5,262)	-	162	34,493
Accrued paid absences	132,868	(656)	-	1,001	133,213
Share based payment	91,420	(5,390)	-	4,004	90,034
Loss carried forward	32,652	22,427	-	(1,075)	54,004
Deferred gain of government subsidy	4,929	(1,685)	-	66	3,310
Lease liabilities	21,709	7,122	-	(362)	28,469
Unrealized gain in intercompany transactions by consolidation	7,418	(1 ,966)	-	74	5,526
Provision	110,358	15,127	-	(892)	124,593
Other	37,259	(39,220)	-	1,961	-
Total	$556,812	$(43,461)	$-	$8,037	$521, 388

Deferred tax liabilities
Intangible assets	$(10,304,876)	$5,178,301	$-	$(9,604)	$(5,136,179)
Unrealized exchange gain	(11,033)	6,556	-	(537)	(5,014)
Property, plant and equipment	(13,895)	14,522	-	(627)	-
Financial assets at fair value through other comprehensive income	(15,483)	-	5,229	(206)	(10,460)
Right-of-use assets	-	(12,958)	-	583	(12,375)
Total	$(10,345,287)	$5,186,421	$5,229	$(10,391)	$(5,164,028)
Information presented on statements of financial position:
Deferred tax assets	$556,812				$521,388
Deferred tax liabilities	$(10,345,287)				$(5,164,028)

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

e)	Expiration dates of unused taxable losses and amounts of unrecognized deferred income tax assets are as follows:

December 31, 2023
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred tax assets	Expiry year
2014	$395,842	$395,842	$395,842	2024
2015	772,710	772,710	772,710	2025
2016	702,197	702,197	702,197	2026
2017	1,270,776	1,270,776	1,270,776	2027
2018	2,343,360	1,217,336	973,999	2028
2019	1,640,432	1,541,734	1,322,884	2029
2020	1,743,853	1,743,853	1,743,853	2030
2021	3,115,008	2,343,174	2,343,174	2031
2022	3,473,641	1,692,838	1,692,838	2032
2023	7,113,019	5,796,947	5,445,297	2033
	$22,570,838	$17,477,407	$16,663,570

December 31, 2024
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred tax assets	Expiry year
2015	$723,694	$723,694	$723,694	2025
2016	857,332	857,332	857,332	2026
2017	1,424,442	1,424,442	1,424,442	2027
2018	2,384,411	1,365,260	1,270,863	2028
2019	1,598,734	1,561,769	1,561,769	2029
2020	1,952,000	1,952,000	1,952,000	2030
2021	2,418,199	1,928,952	1,928,952	2031
2022	2,821,925	577,879	577,879	2032
2023	3,997,369	1,184,498	1,184,498	2033
2024	4,377,614	4,316,177	4,316,177	2034
	$22,555,720	$15,892,003	$15,797,606

December 31, 2025
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred tax assets	Expiry year
2016	$884,768	$884,768	$884,768	2026
2017	1,474,744	1,474,744	1,474,744	2027
2018	2,420,265	1,403,110	1,246,984	2028
2019	1,634,267	1,597,375	1,597,375	2029
2020	1,672,864	1,672,864	1,672,864	2030
2021	1,829,355	1,341,067	1,341,067	2031
2022	1,164,292	1,067,134	1,067,134	2032
2023	2,799,633	2,735,347	2,735,347	2033
2024	2,470,512	2,470,512	2,470,512	2034
2025	4,362,323	4,362,323	4,362,323	2035
	$20,713,023	$19,009,244	$18,853,118

The Company recognized deferred tax asset for part of taxable loss, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In making this assessment, management considered both positive and negative evidence regarding future profitability in these jurisdictions. This evidence included recent profitability as well as expected continuation of revenue growth. In addition, management evaluated the length of the carryforward period for unused tax losses. Based on this analysis, management determined that it is probable that the deferred tax assets recognized will be realized.

f)	The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025
Deductible temporary differences	$20,521,572	$21,676,130	$20,184,416

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

30.	Losses per share

Share data have been revised to give effect to the share split as explained in Note 4 b) (d).

	Year ended December 31, 2023
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic earnings per share
Loss attributable to equity holders of the Company	$(804,977)	920,588	$(0.87)
Diluted earnings per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(804,977)	920,588	$(0.87)

Note:	For the year ended December 31, 2023, there was 96,753 potential shares derived from employee stock options (19,847 shares), and convertible preferred shares (76,906 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

	Year ended December 31, 2024
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic losses per share
Loss attributable to equity holders of the Company (Note 1)	$(85,004,692)	1,227,064	$(69.27)
Diluted losses per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares (Note 2)	$(85,004,692)	1,227,064	$(69.27)

Note 1:	For the year ended December 31, 2024, shares to be issued including deferred shares consideration for the Green Quest acquisition and commitment shares from the Tumim ELOC SPA are included in the calculation of basic earnings per shares.

Note 2:	For the year ended December 31, 2024, there was 864,216 potential shares derived from employee stock options (20,304 shares), restricted stock unit (695 shares), warrants (841,629 shares) and convertible note (1,588 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

	Year ended December 31, 2025
	Amount after income tax	Weighted average number of ordinary shares outstanding	Losses per share
Basic losses per share
Loss attributable to equity holders of the Company (Note 1)	$(44,550,818)	1,719,527	$(25.91)
Diluted losses per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares (Note 2)	$(44,550,818)	1,719,527	$(25.91)

Note :	For the year ended December 31, 2025, there was 21,405 potential shares derived from restricted stock unit (2,486 shares) and convertible note (18,919 shares) outstanding to be issued, which were not included in the calculation of diluted earnings per shares as their inclusion would have been anti-dilutive.

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

31.	Transactions with non-controlling interest

Share data have been revised to give effect to the share split as explained in Note 4 b) (d).

Acquisition of additional equity interest in a subsidiary:

a)	On March 1, 2023, the Group acquired the remaining 49.44% of shares of its subsidiary—POLYDICE for a total cash and equity consideration of $218,617 and $1,503,978 (12 thousand of shares), respectively. The carrying amount of non-controlling interest in POLYDICE was $627,330 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $627,330 and an increase in the equity attributable to owners of the parent by $408,713. The effect of changes in interests in POLYDICE on the equity attributable to owners of the parent for the year ended December 31, 2023 is shown below:

Year ended December 31, 2023

Carrying amount of non-controlling interest acquired	$598,647
Consideration paid to non-controlling interest	1,722,595
Other equity (such as translation differences)	28,683
Capital surplus
- From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$1,095,265

b)	On June 1, 2023, the Group acquired the remaining 49% of shares of its subsidiary—AD2 for a total cash and equity consideration of $79,701 and $4,125,206 (30 thousand of shares), respectively. The carrying amount of non-controlling interest in AD2 was $380,459 at the acquisition date. This transaction resulted in a decrease in the non-controlling interest by $380,459 and an increase in the equity attributable to owners of the parent by $300,758. The effect of changes in interests in AD2 on the equity attributable to owners of the parent for the year ended December 31, 2023 is shown below:

Year ended December 31, 2023

Carrying amount of non-controlling interest acquired	$400,717
Consideration paid to non-controlling interest	4,204,907
Other equity (such as translation differences)	(20,258)
Capital surplus
- From difference between consideration paid and the carrying amount of subsidiaries’ net assets.	$3,824,448

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

32.	Business combinations

Share data have been revised to give effect to the share split as explained in Note 4 b) (d).

Acquisition of MG:

a)	The Group acquired control of MG on May 25, 2023 through the acquisition of a 100% shares in MG, which provides e-commerce and digital advertising services including consultation and online social marketing. The total consideration transferred for the acquisition of MG by the Group is as follows:

May 25, 2023

Purchase consideration
Equity instruments (501,789 ordinary shares of the Company)	$70,629,011

b)	The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

May 25, 2023

Cash and cash equivalents	$1,903,424
Accounts receivables and notes receivables	2,633,089
Other receivables	130,238
Inventories	130,150
Prepayments	373,905
Property, plant and equipment, net	525,791
Right-of-use assets	6,371,979
Intangible assets	30,960,827
Non-current financial assets at fair value through profit or loss	40,654
Non-current financial assets at fair value through other comprehensive income	118,400
Deferred tax assets	403,458
Other non-current assets	729,435
Short-term borrowings	(3,239,093)
Contract liabilities	(367,500)
Accounts payable	(915,805)
Income tax payable	(10,207)
Other payables	(697,286)
Other current liabilities	(742,761)
Bonds payable	(469,476)
Long-term borrowings	(210,333)
Lease liabilities	(6,098,825)
Deferred tax liabilities	(10,500,374)
Provision	(667,522)
Other non-current liabilities	(842,610)
Fair value of identifiable net assets	$19,559,558

c)	The fair value of the Company’s 501,789 shares was derived from the Discounted Cash Flow method supplemented with three conventional approaches used to estimate its fair value: (i) Income approach; (ii) Cost approach; and (iii) Market approach. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

d)	The fair value of acquired trade receivables is 2,633,089. The gross contractual amount for trade receivables due is 2,637,301, with a loss allowance of 4,212 recognized on acquisition.

e)	The goodwill recognized by the Group as a result of the acquisition is as follows:

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

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

The total consideration transferred for the acquisition of Dragon Marketing by the Group is as follows:

September 1, 2024

Purchase consideration
Equity instruments (27,934 ordinary shares of the Company)	$4,625,055

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

At the closing date, the fair value of the Company’s 27,934 shares was derived from the Discounted Cash Flow method. The main assumption is the discounted present value estimated by the risk-adjusted discount rate.

The total value of the equity consideration amounted to US$4,625,066 (27,934 shares) is allocated between the Purchase Price amounted to US$3,184,536 (19,152 shares) recognized in capital surplus (see Note 20) and the Earn-Out Shares amounted to US$1,440,519 (8,782 shares) recognized in financial liabilities measured at fair value through profit or loss.

As of December 31, 2025, the Company had issued all equity consideration pursuant to the payment terms of the Share Purchase Agreement, resulting in the issuance of 27,934 ordinary shares.

b)	The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

September 1, 2024

Cash and cash equivalents	$1,552,346
Contract Assets	61,278
Accounts receivables	78,816
Other receivables	643,607
Prepayments	303,398
Investment Properties	2,437,957
Intangibles assets	474,852
Contract liabilities	(45,762)
Other payables	(98,791)
Other current liabilities	(2,355,122)
Long-term borrowings	(269,437)
Deferred tax liabilities	(101,812)
Other non-current liabilities	(125)
Fair value of identifiable net assets	$2,681,205

c)	The fair value of the Company’s 27,934 shares was derived from the Discounted Cash Flow method supplemented with three conventional approaches used to estimate its fair value: (i) Income approach; (ii) Cost approach; and (iii) Market approach. The main assumptions are the probability of occurrence of earnings before interest and tax, depreciation and amortization under various scenarios to estimate the price to be paid, and the discounted present value estimated by the risk-adjusted discount rate.

d)	The fair value of acquired trade receivables is 78,816.

e)	The goodwill recognized by the Group as a result of the acquisition is as follows:

September 1, 2024

Transfer considerations	$4,625,055
Less: Fair value of identifiable net assets	(2,681,205)
Goodwill	$1,943,850

The goodwill is attributable to the workforce and potential synergy of the acquired business. It will not be deductible for tax purposes.

The operating revenue included in the consolidated statement of comprehensive income from September 1, 2024 contributed by Dragon Marketing was $261,943. Dragon Marketing also contributed income before income tax of $197,090 over the same period. Had Dragon Marketing been consolidated from January 1, 2024, the consolidated statement of comprehensive income would show operating revenue of $48,636,474 and loss before income tax of $(77,946,255).

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

33.	Supplementary cash flow information

Partial cash paid for investing activities:

Property, plant and equipment

	Year ended December 31,
	2023	2024	2025

Purchase of property, plant and equipment	$100,097	$81,959	$129,868
Add: Beginning balance of payable to equipment suppliers	-	12,918	5,080
Less: Ending balance of payable to equipment suppliers	(12,918)	(5,080)	(1,996)
Exchange difference	-	(676)	250
Cash paid during the year	$87,179	$89,121	$133,202

Intangible asset

	Year ended December 31,
	2023	2024	2025

Purchase of intangible asset	$93,347	$275,609	$268,580
Add: Beginning balance of payable to suppliers	81,149	1,758	1,647
Less: Ending balance of payable to suppliers	(1,758)	(1,647)	-
Exchange difference	(1,197)	(111)	87
Cash paid during the year	$171,541	$275,609	$270,314

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

34.	Changes in liabilities from financing activities

	2023
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits (shown as other non-current liabilities)	Lease liabilities	Total liabilities from financing activities

January 1	$976,880	$32,853,324	$5,024,999	$-	$710,317	$39,565,520
Cash inflow from financing activities	1,397,615	-	3,083,996	27,171	-	4,508,782
Cash outflow from financing activities	(320,718)	-	(2,827,853)	-	(782,117)	(3,930,688)
Interest paid (Note1)	-	-	-	-	(42,419)	(42,419)
Payment of contingent consideration (Note 2)	-	(400,000)	-	-	-	(400,000)
Gain on valuation of financial liabilities at fair value through profit or loss	-	(5,480,914)	-	-	-	(5,480,914)
Preferred shares conversion	-	(26,911,070)	-	-	-	(26,911,070)
Acquisition through business combinations	3,239,093	-	210,333	105,957	6,098,825	9,654,208
Changes in other non-cash items	-	-	-	-	66,641	66,641
Effects of foreign currency exchange	(42,637)	(676)	1,206	(1,521)	(90,458)	(134,086)
December 31	$5,250,233	$60,664	$5,492,681	$131,607	$5,960,789	$16,895,974

	2024
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits (shown as other non-current liabilities)	Lease liabilities	Total liabilities from financing activities

January 1	$5,250,233	$60,664	$5,492,681	$131,607	$5,960,789	$16,895,974
Cash inflow from financing activities	1,861,076	6,475,471	7,857,361	119,140	-	16,313,048
Cash outflow from financing activities	(4,323,616)	-	(5,055,675)	-	(1,001,160)	(10,380,451)
Interest paid (Note 1)	-	-	-	-	(66,640)	(66,640)
Loss on valuation of financial liabilities at fair value through profit or loss	-	676,564	-	-	-	676,564
Acquisition through business combinations (Note 3)	-	4,612,649	269,437	125	-	4,882,211
Changes in other non-cash items (Note 4 and 5)	(1,402,583)	(2,522,580)	902,583	-	652,036	(2,370,544)
Effects of foreign currency exchange	(309,206)	(2,681)	(435,192)	(3)	(541,472)	(1,288,554)
December 31	$1,075,904	$9,300,087	$9,031,195	$250,869	$5,003,553	$24,661,608

	2025
	Short-term borrowings	Financial liabilities at fair value through profit or loss	Long-term borrowings (including current portion)	Guarantee deposits (shown as other non-current liabilities)	Lease liabilities	Total liabilities from financing activities

January 1	$1,075,904	$9,300,087	$9,031,195	$250,869	$5,003,553	$24,661,608
Cash inflow from financing activities	5,089,966	1,875,000	4,012,261	-	-	10,977,227
Cash outflow from financing activities	(2,681,861)	(1,535,473)	(5,760,673)	(242,469)	(936,623)	(11,157,099)
Interest paid (Note 1)	-	-	-	-	(65,137)	(65,137)
Loss on valuation of financial liabilities at fair value through profit or loss	-	(606,825)	-	-	-	(606,825)
Changes in other non-cash items (Note 5)	-	(3,593,245)	-	-	(227,794)	(3,821,039)
Effects of foreign currency exchange	37,352	-	386,606	-	48,486	472,444
December 31	$3,521,361	$5,439,544	$7,669,389	$8,400	$3,822,485	$20,461,179

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

Note 1:	presented in cashflows from operating activities.

Note 2:	presented in cashflows from investing activities.

Note 3:	financial liabilities at fair value through profit or loss that were acquired through business combination in 2024 includes Green Quest acquisition contingent consideration $(1,440,519) and the 2024 Sponsor Promissory Notes $(2,562,102) and warrants $(610,028) that were issued related to the Merger with Blue Ocean.

Note 4:	Changes in other non-cash items for short-term borrowings include reclassification of short-term borrowing to long-term borrowing $(3,022,580) due to contract extension and termination of short-term borrowing excluding accumulated interest $(500,000) in exchange for convertible promissory notes.

Note 5:	Changes in other non-cash items for financial liabilities at fair value through profit or loss is due to convertibles notes that were converted into the Company’s ordinary shares during the period.

35.	Recapitalization

Pursuant to the Merger Agreement, immediately prior to the Closing Date, (i) all outstanding Blue Ocean Class B Shares, with a par value of US$0.0001, were converted into Blue Ocean Class A shares, with a par value of US$0.0001, at a conversion ratio of 1.00, and (ii) all outstanding public shares, with a par value of US$0.0001, were exchanged with TNL Mediagene for the right to receive TNL Mediagene ordinary shares, with a par value of US$0.0001, at an conversion ratio of 1.00 (all stated on a pre-split basis).

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

	Listing expense
	Shares	Amount
Fair value of TNL Mediagene equity consideration issued:
Public shareholders	3,195	$685,040
Sponsor shareholders (Note 1)	136,321	29,227,201
Total value of TNL Mediagene shares issued to Blue Ocean shareholders (Note 2)		29,912,241
Net assets of Blue Ocean as of December 5, 2024
Cash and cash equivalents		2,653
Financial assets at fair value through profit or loss		741,839
Other payables		(5,396,683)
Promissory notes		(2,562,102)
Financial liabilities at fair value through profit or loss		(610,028)
Other liabilities		(424,184)
Total net assets of Blue Ocean as of December 5, 2024		(8,248,505)
Excess of fair value of TNL Mediagene consideration issued over Blue Ocean net assets acquired		$38,160,746

TNL MEDIAGENE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2025

Note 1:	The holders of 237,188 Founder Shares in Blue Ocean agreed in the Sponsor Lock-up and Support Agreement to forfeit 100,867 Founder Shares and to defer receiving 136,321 TNL Mediagene ordinary shares, subject to the other terms set forth in the Sponsor Lock-Up and Support Agreement, issuable as part of the agreed merger consideration under the Merger Agreement for up to 24 months after the Closing Date, without the provision of any services. Consequently, TNL Mediagene did not immediately issue new TNL Mediagene ordinary shares to the holders of Founder Shares upon the Closing Date. Instead, TNL Mediagene issued 136,321 TNL Mediagene ordinary shares in full on March 19, 2026.

Note 2:	The fair value of shares issued was estimated based on the market price of public shares of $214.4 per share on December 5, 2024.

Recapitalization also involved:

●	On December 4, 2024, the Sponsor entered into the Omnibus Note Settlement Agreement with, among others, Blue Ocean and TNL Mediagene under which TNL Mediagene has agreed to assume the obligations of Blue Ocean under the 2024 Sponsor Promissory Notes through the issuance of convertible promissory notes to certain lenders of the Sponsor in aggregate principal amount of $2,562,102. Please refer to Note 13 d) for details.

●	Pursuant to the Merger Agreement, immediately prior to the Closing Date, each Blue Ocean warrant became a warrant exercisable for TNL Mediagene ordinary shares on an conversion ratio of 1.00 and on the same terms as the original Blue Ocean warrant. As of December 31, 2024, the total outstanding public and private warrants were 16,832,592 warrants (as adjusted for the 1-for-20 reserve share split effected on December 22, 2025, 841,630 warrants). Please refer to Note 13 e) for details.

●	Professional service expenditures of $4,301,416 incurred to facilitate listing on the NASDAQ for the year ended December 31, 2024, which, in addition to the $38,160,746 listing expense described in the table above, has resulted in a total of $42,462,162 being recognized in “General and administrative expenses” for the years ended December 31, 2024.

36.	Seasonality of operations

Due to seasonal fluctuations in spending by brands, revenue is typically highest in the fourth quarter of the year from increased advertisement spending and revenue by multinational advertisers and e-commerce clients benefiting from holiday spending at the end of the calendar year.

37.	Related party transactions

a)	Names of related parties and relationship

Name	Relationship
Ad Hu Tung Co., Ltd. (“Ad Hu”)	Other related parties
AccuHit AI Technology Taiwan Co., Ltd. (“AccuHit”)	Shareholder
Yi Chuan-Lin	Shareholder
Tzu-Wei Chung	Chairman of the Company
Yu-Ling Yang	Key management
Hsiu Ling-Hsu	Key management
Chih Wei-Lee	Key management

b)	Significant related party transactions

(a)	Service revenues

	Year ended December 31,
	2023	2024	2025

Ad Hu	$-	$-	$18,780

(b)	Service costs

	Year ended December 31,
	2023	2024	2025

Ad Hu	$322,906	$406,433	$344,946
AccuHit	42,370	8,171	1,888
	$365,276	$414,604	$346,834

Service revenues and costs are negotiated with related parties based on agreed agreement, and the conditions and payment terms are the same as third parties.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

(c)	Receivables from related parties:

	December 31, 2024	December 31, 2025
Other receivables:
Ad Hu	$-	$3,679

The receivables from related parties arise mainly from overpayments of payables and are collected in the following month. The receivables bear no interest.

(d)	Payables to related parties:

	December 31, 2024	December 31, 2025
Accounts payable:
Ad Hu	$576	$-
AccuHit	346	-
	$922	$-

The payables to related parties arise mainly from purchase of labor services and are due 1 to 2 months after the date of purchase. The payables bear no interest.

(e)	Intangible assets

Purchase of computer software from AccuHit, amounting to $79,542 for the year ended December 31, 2025.

(f)	Guarantee

The Group’s key management personnel Tzu-Wei Chung provided guarantees for the Group’s short-term and long-term bank loans. As of December 31, 2024 and 2025, details of loans are described in Note 16.

(g)	Loans from related parties

Outstanding balance:

	December 31, 2024	December 31, 2025

Yi Chuan-Lin	$400,000	$400,000
Tzu-Wei Chung	304,971	636,335
Yu-Ling Yang	91,491	95,450
Hsiu Ling-Hsu	-	286,351
Chih Wei-Lee	-	57,270
	$796,462	$1,475,406

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

Interest expense and other payables –interest payable:

	December 31, 2024	December 31, 2025

Yi Chuan-Lin	$42,193	$74,193
Tzu-Wei Chung	728	10,463
Yu-Ling Yang	1,887	5,065
Hsiu Ling-Hsu	-	6,574
Chih Wei-Lee	-	758
	$44,808	$97,053

Principal and interest of loans from related parties	$841,270	$1,572,459

The loans from related parties carry interest at 3.244%~8%.

(h)	Key management personnel compensation

	Year ended December 31,
	2023	2024	2025

Salaries and other short-term employee benefits	$707,931	$1,339,870	$1,383,839
Post-employment benefits	8,300	25,375	21,390
	$716,231	$1,365,245	$1,405,229

38.	Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2024	December 31, 2025

Financial assets at amortized cost	Bank loans and credit card deposits	$591,457	$1,112,985
Investment properties	Bank loans	2,389,864	2,466,285

39.	Significant contingent liabilities and unrecognized contract commitments

None.

40.	Significant disaster loss

None.

41.	Capital management

The Group’s objective for managing capital is to ensure that it has the necessary financial resources to meet working capital, capital expenditure and debt repayment requirements for the next 12 months, taking into account debt ratios to maintain the confidence of investors, creditors and the market. The Group monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as “Equity” in the consolidated statements of financial position, which is also equal to total assets minus total liabilities. The Group’s liabilities to assets ratio at December 31, 2024 and 2025 was 61% and 98% respectively.

The Group has incurred recurring losses from operations, negative working capital and net cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern, Management’s plans regarding these matters are described in Note 1.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

42.	Financial risk management and fair values of financial instruments

a)	Financial instruments

(a)	Financial instruments by category

	December 31, 2024	December 31, 2025

Financial assets
Financial assets at fair value through other comprehensive income
Designation of equity instruments	$148,925	$81,646
Financial assets at amortized cost
Cash and cash equivalents	3,646,756	1,930,411
Financial assets at amortized cost	591,457	1,112,985
Notes receivable	-	19,456
Accounts receivable	8,241,352	7,080,747
Other receivables (including related parties)	172,695	1,824,691
Refundable deposits	995,358	1,052,817
	$13,796,543	$13,102,753
Financial liabilities
Financial liabilities at fair value through profit or loss
Financial liabilities designated as at fair value through profit or loss	$9,300,087	$5,439,544
Financial liabilities at amortized cost
Short-term borrowings	1,075,904	3,521,361
Financial liabilities at amortized cost	1,829,826	1,909,004
Notes payable	127,063	-
Accounts payable (including related parties)	4,898,806	5,521,443
Other payables (including related parties)	9,880,354	8,860,072
Long-term borrowings (including current portion)	9,031,195	7,669,389
Guarantee deposits	250,869	8,400
	$36,394,104	$32,929,213
Lease liabilities (including current portion)	$5,003,553	$3,822,485

(b)	Risk management policies

i)	The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures, and manages such risks by its policies and preferences.

ii)	Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

iii)	In order to minimize and manage financial risks, the Group’s overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may potentially have adverse effects on the Group’s financial position, and provide feasible solutions to avoid those factors.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

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

Foreign exchange risk

1.	Group’s businesses involve some non-functional currency operations (the Groups’ functional currency: USD; the subsidiaries’ functional currencies: NTD, and JPY.). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2024
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	$233,681	32.79	$233,681
JPY:NTD	200,039	0.2099	1,281
HKD:NTD	347	4.222	45
Financial liabilities
Monetary items
USD:NTD	$55,722	32.79	$55,722
USD:JPY	546,898	156.22	546,898

	December 31, 2025
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD:NTD	$58,208	31.43	$58,208
JPY:NTD	514,963	0.2008	3,344
HKD:NTD	347	4.038	45
Financial liabilities
Monetary items
USD:NTD	$48,718	31.43	$48,718
USD:JPY	947,650	156.52	947,650

2.	The total exchange losses, including realized and unrealized losses arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2023, 2024 and 2025, amounted to $(5,877), $(157,837) and $(110,957), respectively.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

3.	Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2023
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$1,553	$-
JPY:NTD	1%	235	-
HKD:NTD	1%	-	-
Financial liabilities
Monetary items
USD:NTD	1%	$1,127	$-
USD:JPY	1%	5,539	-

	Year ended December 31, 2024
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$2,337	$-
JPY:NTD	1%	13	-
HKD:NTD	1%	-	-
Financial liabilities
Monetary items
USD:NTD	1%	$557	$-
USD:JPY	1%	5,469	-

	Year ended December 31, 2025
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets
Monetary items
USD:NTD	1%	$582	$-
JPY:NTD	1%	33	-
HKD:NTD	1%	-	-
Financial liabilities
Monetary items
USD:NTD	1%	$487	$-
USD:JPY	1%	9,477	-

Price risk

1.	The Group’s financial instruments, which are exposed to price risk, are the financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

2.	The Group invests in common shares, preferred shares, and stock acquisition rights issued by unlisted companies and the prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2023, 2024 and 2025, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by $969, $19 and $11, respectively. For the years ended December 31, 2023, 2024 and 2025, other components of equity would have both increased or decreased by $2,238, $1,328 and $264, as a result of other comprehensive income classified as equity investment at fair value through other comprehensive income.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

Interest rate risk on cash flow and fair value

1.	Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

2.	The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

3.	Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

4.	For the years ended December 31, 2023, 2024 and 2025, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by $130,099, $101,071 and $111,908, respectively, mainly due to the Group’s floating rate on borrowings.

ii)	Credit risk

1.	Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily notes and accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated statements of financial position.

2.	Each business unit performs ongoing credit evaluations of its debtors’ financial conditions according to the Group’s established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, history of collection, forecastability and write-off experiences of all trade and other receivables which consequently minimize the Group’s exposure to bad debts.

3.	The Group assumes that if the contract payments were past due over 90 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition; if past due over 270 days, a default has occurred.

4.	The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

i)	It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;

ii)	The disappearance of an active market for that financial asset because of financial difficulties;

iii)	Default or delinquency in interest or principal repayments;

5.	The Group categorized contract assets and accounts receivable by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

6.	The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights. The Group did not have any written-off financial assets that are still under recourse procedures as at 31 December 2023, 2024 and 2025.

7.	The Group referred to the forecastability of business monitoring indicators published by the National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets and accounts receivable. As of December 31, 2024 and 2025 the loss rate methodologies are as follows:

	December 31, 2024
	Contract assets	Accounts receivable

Expected loss rate	-	3.0%
Total carrying amount	$3,980,380	$8,241,352
Loss allowance	-	247,536

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

	December 31, 2025
	Contract assets	Accounts receivable

Expected loss rate	-	1.8%
Total carrying amount	$4,255,965	$7,080,747
Loss allowance	-	126,165

8.	Under the simplified approach, movements in relation to loss allowance for contract assets and accounts receivable are as follows:

	2023
	Contract assets	Accounts receivable

January 1	$-	$107,186
Acquisition through business combination	-	4,212
Reversal for impairment loss	-	(44,725)
Exchange difference	-	(735)
December 31	$-	$65,938

	2024
	Contract assets	Accounts receivable

January 1	$-	$65,938
Provision for impairment loss	-	192,134
Write off	-	(2,579)
Exchange difference	-	(7,957)
December 31	$-	$247,536

	2025
	Contract assets	Accounts receivable

January 1	$-	$247,536
Provision for impairment loss	-	56,751
Write off	-	(188,362)
Exchange difference	-	10,240
December 31	$-	$126,165

9.	The loss amounts of contract assets allowance using simplified method were not significant, thus, the loss was not recognized as at December 31, 2023, 2024 and 2025.

10.	The Group’s recorded financial assets at amortized cost include time deposits with contract period over 3 months, restricted bank deposits and other receivables. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

iii)	Liquidity risk

1.	The Group manages and maintains cash and cash equivalents to finance the Group’s operations and minimize the impact from cash flow fluctuations.

2.	The primary source of liquidity for the Group is from bank loans and issue convertible promissory notes. See Notes 12 and 16 for details of the unused credit lines of the Group as of December 31, 2024 and 2025.

3.	The contractual undiscounted cash flows of notes payable, accounts payable and other payables due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2024
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Non-derivative financial liabilities
Short-term borrowings	$1,075,904	$-	$-	$-	$1,075,904
Long-term borrowings	4,400,252	3,238,512	440,561	1,607,055	9,686,380
Lease liabilities	955,124	1,250,681	1,242,693	1,812,926	5,261,424
Guarantee deposits	250,869	-	-	-	250,869
Financial liabilities at amortized cost	27,438	1,017,978	866,718	-	1,912,134
	$6,709,587	$5,507,171	$2,549,972	$3,419,981	$18,186,711

	December 31, 2025
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Non-derivative financial liabilities
Short-term borrowings	$3,521,361	$-	$-	$-	$3,521,361
Long-term borrowings	4,351,474	1,859,282	496,758	1,587,081	8,294,595
Lease liabilities	625,976	1,188,849	1,186,249	1,122,799	4,123,873
Guarantee deposits	-	-	8,400	-	8,400
Financial liabilities at amortized cost	534,832	1,046,762	384,654	-	1,966,248
	$9,033,643	$4,094,893	$2,076,061	$2,709,880	$17,914,477

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

b)	Fair value information

(a)	The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.

(b)	The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

i)	The related information of natures of the assets and liabilities are as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Assets:
Recurring fair value measurements
Financial assets at fair value through other comprehensive income
- Unlisted common stocks	$-	$6,401	$108,774	$115,175
- Unlisted preferred stocks	-	-	33,750	33,750
	$-	$6,401	$142,524	$148,925
Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
- Warrants	$(824,797)	$-	$-	$(824,797)
- Contingent considerations	-	(1,374,290)	-	(1,374,290)
- Convertible promissory note	-	-	(7,101,000)	(7,101,000)
	$(824,797)	$(1,374,290)	$(7,101,000)	$(9,300,087)

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Assets:
Recurring fair value measurements
Financial assets at fair value through other comprehensive income
- Unlisted common stocks	$-	$6,389	$61,742	$68,131
- Unlisted preferred stocks	-	-	13,515	13,515
	$-	$6,389	$75,257	$81,646
Liabilities:
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
- Warrants	$(156,544)	$-	$(150,000)	$(306,544)
- Convertible promissory note	-	-	(5,133,000)	(5,133,000)
	$(156,544)	$-	$(5,283,000)	$(5,439,544)

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

ii)	The methods and assumptions the Group used to measure fair value are as follows:

1.	The fair value of the contingent consideration for a business combination is estimated using the discounted cash flow method. The main assumption is the discounted present value estimated by the risk-adjusted discount rate.

2.	The fair value of the Group’s derivative instruments is measured by using valuation techniques including the discounted cash flow method and the binomial model calculated by applying market information available at the consolidated statement of financial position date.

3.	The Group’s financial instruments issued by foreign companies are measured by the market method, income method and cost method (Volatility, Discount for lack of marketability, Weighted average cost of capital).

4.	Fair value of the Company’s warrant liabilities categorized within level 1 are based on the market quotation price.

5.	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

iii)	The following table shows the movements of Level 3 for the years ended December 31, 2024 and 2025:

	2024
	Debt instruments	Hybrid instruments	Equity instruments	Derivative instrument	Total

January 1	$(60,664)	$-	$109,630	$40,071	$89,037
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	57,983	(288,898)	-	-	(230,915)
Issued convertible promissory notes	-	(6,812,102)	-	-	(6,812,102)
Converted into ordinary stock	-	-	40,071	(40,071)	-
Valuation adjustment	-	-	10,340		10,340
Effect of exchange rate changes	2,681	-	(17,517)	-	(14,836)
December 31	$-	$(7,101,000)	$142,524	$-	$(6,958,476)

	2025
	Debt instruments	Hybrid instruments	Equity instruments	Derivative instrument	Total

January 1	$-	$(7,101,000)	$142,524	$-	$(6,958,476)
Losses recognized in profit or loss
Recorded as non-operating expenses	-	(1,312,555)	-	-	(1,312,555)
Issued convertible promissory notes	-	(1,875,000)	-	-	(1,875,000)
Converted into ordinary stock	-	3,470,082	-	-	3,470,082
Settled in the period	-	1,535,473	-	-	1,535,473
Impairment loss	-	-	(125)	-	(125)
Valuation adjustment	-	-	(70,023)	-	(70,023)
Effect of exchange rate changes	-	-	2,881	-	2,881
December 31	$-	$(5,283,000)	$75,257	$-	$(5,207,743)

(c)	The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

(d)	The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2024	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value

Non-derivative equity instrument:
Unlisted common stocks	108,774	Market method	Volatility	39%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	32%-39%	The higher the discount rate for lack of marketability, the lower the fair value
Unlisted Preferred stocks	3,845	Cost method, Income method	Volatility	35%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	26%	The higher the discount rate for lack of marketability, the lower the fair value
	29,905	Market method, Income method	Volatility	35%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	12%-24%	The higher the discount rate for lack of marketability, the lower the fair value
Hybrid instrument:
Senior Secured Convertible Note	4,271,000	Convertible bond evaluation model	Discount rate	Conversion and redemption rights: 2.3%~6.3% Ordinary bonds: 9.0%~14.0%	The higher the discount rate, the lower the fair value
Promissory Note	2,830,000	Non-tradable shares valuation model	Volatility	60%	The higher the volatility, the lower the fair value

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

	Fair value as of December 31, 2025	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value

Non-derivative equity instrument:
Unlisted common stocks	61,742	Market method	Volatility	39%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	32%-39%	The higher the discount rate for lack of marketability, the lower the fair value
Unlisted Preferred stocks	328	Cost method, Income method	Volatility	35%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	26%	The higher the discount rate for lack of marketability, the lower the fair value
	13,187	Market method, Income method	Volatility	35%	The higher the volatility, the lower the fair value
			Discount for lack of marketability	12%-24%	The higher the discount rate for lack of marketability, the lower the fair value
Hybrid instrument:
Senior Secured Convertible Note	1,658,000	Convertible bond evaluation model	Discount rate	Conversion and redemption rights: 1.5%~5.5% Ordinary bonds: 15.4%~19.5%	The higher the discount rate, the lower the fair value
Promissory Note	475,000	Convertible bond evaluation model	Discount rate	1.56%-6.23%	The higher the discount rate, the lower the fair value
Promissory Note	3,000,000	Non-tradable shares valuation model	Volatility	35.7%-43.3%	The higher the volatility, the lower the fair value
Warrants	150,000	Black-Scholes & Binomial model	Discount rate	1.7%~5.7%	The higher the discount rate, the lower the fair value

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

(e)	The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets and liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2024
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:
Unlisted common stocks	Volatility	±1%	$-	$-	$31	$28
	Discount for lack of marketability	±1%	-	-	782	782
Unlisted Preferred stocks	Volatility	±1%	-	-	112	115
	Discount for lack of marketability	±1%	-	-	403	403
Stock acquisition right	Weighted average cost of capital	±1%	-	-	-	-
			$-	$-	$1,328	$1,328
Financial liabilities:
Convertible promissory note	Discount rate	±1%	$25	$13	$-	$-
			$25	$13	$-	$-

			December 31, 2025
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:
Unlisted common stocks	Volatility	±1%	$-	$-	$1	$1
	Discount for lack of marketability	±1%	-	-	-	-
Unlisted Preferred stocks	Volatility	±1%	-	-	82	82
	Discount for lack of marketability	±1%	-	-	181	181
Stock acquisition right	Weighted average cost of capital	±1%	-	-	-	-
			$-	$-	$264	$264
Financial liabilities:
Convertible promissory note	Discount rate	±1%	$17	$5	$-	$-
			$17	$5	$-	$-

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

43.	Segment information

a)	General information

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

c)	Information about segment profit or loss, and assets

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

	Year ended December 31, 2023
	TNL Group (Note 1)	MG Group (Note 3)	Total

Segment revenue	$20,708,223	$15,130,557	$35,838,780
Inter-segment revenue	-	-	-
Revenue from external customers	$20,708,223	$15,130,557	$35,838,780
Cost of revenue	$(12,515,830)	$(10,671,566)	$(23,187,396)
Operating profit (loss)	$(7,331,667)	$(63,944)	$(7,395,611)
Depreciation and Amortization	$(1,646,899)	$(1,188,658)	$(2,835,557)
Impairment loss	$-	$(298,424)	$(298,424)
Interest income	$18,131	$1,209	$19,340
Interest expense	$(239,216)	$(59,742)	$(298,958)
Purchase of property, plant and equipment	$76,767	$23,330	$100,097
Segment assets	$53,508,676	$66,107,591	$119,616,267

	Year ended December 31, 2024
	TNL Group (Note 2)	MG Group (Note 3)	Total

Segment revenue	$24,636,622	$23,868,682	$48,505,304
Inter-segment revenue	-	(11,407)	(11,407)
Revenue from external customers	$24,636,622	$23,857,275	$48,493,897
Cost of revenue	$(14,001,472)	$(16,753,868)	$(30,755,340)
Operating profit (loss)	$(51,174,681)	$(25,169,521)	$(76,344,202)
Depreciation and Amortization	$(1,609,824)	$(1,630,744)	$(3,240,568)
Impairment loss	$(3,500,910)	$(25,525,140)	$(29,026,050)
Listing expenses	$(38,160,746)	-	$(38,160,746)
Interest income	$20,695	$1,078	$21,773
Interest expense	$(8,063,217)	$(104,655)	$(8,167,872)
Purchase of property, plant and equipment	$60,419	$21,540	$81,959
Segment assets	$53,627,184	$39,287,893	$92,915,077

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

	Year ended December 31, 2025
	TNL Group (Note 2,4)		MG Group (Note 3)	Total

Segment revenue		$20,863,241	$24,401,864	$45,265,105
Inter-segment revenue		(16,484)	(228,051)	(244,535)
Revenue from external customers		$20,846,757	$24,173,813	$45,020,570
Cost of revenue		$(12,276,965)	$(18,764,548)	$(31,041,513)
Operating loss		$(3,824,677)	$(41,060,968)	$(44,885,645)
Depreciation and Amortization		$(1,581,986)	$(1,712,991)	$(3,294,977)
Impairment loss	$	(-)	$(39,211,519)	$(39,211,519)
Interest income		$15,796	$2,474	$18,270
Interest expense		$(603,454)	$(66,386)	$(669,840)
Purchase of property, plant and equipment		$91,139	$38,729	$129,868
Segment assets		$22,307,125	$26,712,245	$49,019,370

Note 1:	TNL Group includes The News Lens Co., Ltd and all its subsidiaries, Inside Co., Ltd, The News Lens Hong Kong Ltd. and TNL MG.

Note 2:	TNL Group includes The News Lens Co., Ltd and all its subsidiaries, Inside Co., Ltd, The News Lens Hong Kong Ltd., Green Quest holding Inc., Dragon Marketing Inc. and Bule Ocean Acquisition Corp.

Note 3:	The Company acquired 100% of MG Group (including TNL Mediagene Inc., Mediagene Inc. and INFOBAHN Inc.) on May 25, 2023, please refer to Note 32 for details.

Note 4:	From the year ended December 31, 2025, as the scope of management services provided by the Company has been expanded to include the MG Group, the Company has been excluded from the TNL Group from that fiscal year. Accordingly, the accounting treatment has been changed such that the related amounts are adjusted and presented as other corporate items, including (i) Other corporate expenses, (ii) Other corporate interest income, (iii) Other corporate interest expense, and (iv) Other corporate segment assets.

d)	Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)	Information on products and services

Please refer to Note 22 for the disclosure by products and services.

f)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	Year ended December 31,
	2023	2024	2025

Total operating loss for reportable segments	$(7,395,611)	$(76,344,202)	$(44,885,345)
Other corporate expenses (Note 4)	-	-	(4,698,357)
Consolidated operating loss	$(7,395,611)	$(76,344,202)	$(49,584,002)

	Year ended December 31,
	2023	2024	2025

Total interest income for reportable segments	$19,340	$21,773	$18,270
Other corporate interest income (Note 4)	-	-	287
Consolidated interest income	$19,340	$21,773	$18,557

TNL MEDIAGENE AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2024 and 2025

	Year ended December 31,
	2023	2024	2025

Total interest expense for reportable segments	$(298,958)	$(8,167,872)	$(669,840)
Other corporate interest expense (Note 4)	-	-	(257,782)
Consolidated interest expense	$(298,958)	$(8,167,872)	$(927,622)

	Year ended December 31,
	2023	2024	2025

Total segment assets for reportable segments	$119,616,267	$92,915,077	$49,019,370
Other corporate segment assets (Note 4)	-	-	927,110
Consolidated segment assets	$119,616,267	$92,915,077	$49,946,480

g)	Geographical information

Geographical information for each of the December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31, 2023		Year ended December 31, 2024		Year ended December 31, 2025
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
Taiwan	$20,683,925	$13,699,720	$24,636,622	$13,338,197	$20,846,757	$12,165,609
Japan	15,154,855	87,968,155	23,857,275	60,602,248	24,173,813	19,455,466
	$35,838,780	$101,667,875	$48,493,897	$73,940,445	$45,020,570	$31,621,075

Note :	Excluding financial assets at fair value through profit or loss, financials assets at fair value through other comprehensive income, financial assets at amortized costs and deferred tax assets.

h)	Major customer information

For the years ended December 31, 2023, 2024 and 2025 there were no major customers accounting for more than 10% of the Group’s total revenue.

44.	Significant events after the reporting period

The Group evaluates all events and transactions that occurred after December 31, 2025 and up through April 30, 2026, which is the date the audited consolidated financial statement are available to be issued, and concluded that other than the events disclosed below and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

a)	New Loan Facility

As of the date of the issuance of the consolidated financial statements, the Company has entered four loan agreements with the following amounts and terms:

(a)	A loan of $159,084 (NTD5,000,000) with a one-year term (March 3, 2026 to March 2, 2027) and an annual interest rate of 5% was obtained. This borrowing was obtained from Yang, Shin-Fan, a director of the Company’s Taiwan subsidiary, and there is no collateral or security for the loan.

(b)	A loan of $190,900 (NTD6,000,000) with a 90-day term (March 10, 2026 to June 8, 2026) and an annual interest rate of 14% was obtained from a third party. There is no collateral or security for the loan.

(c)	A loan of $572,701 (NTD18,000,000) with a three-year term (April 13, 2026 to April 13, 2029) and an annual interest rate of 7.2176% was obtained from a third party. A deposit of $103,404 (NTD3,250,000) and investment properties were provided as collateral.

(d)	A loan of $1,000,000 with a one-year term (April 20, 2026 to April 19, 2027) and an annual interest rate of 6% was obtained from a third party. The facility is secured by receivables under consignment agreements of Infobahn Inc. (a wholly-owned subsidiary of the Company) and is personally guaranteed by the CEO of the Company, Motoko Imada. The default interest rate is 14% per annum.